As filed with the Securities and Exchange Commission on April 29, 2015

Registration No. 333-202298

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Barnes & Noble Education, Inc.

(Exact name of registrant as specified in its Charter)

Delaware	451211	46-0599018
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

120 Mountain View Blvd

Basking Ridge, NJ 07920

(908) 991-2665

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive office)

General Counsel and Corporate Secretary

Barnes & Noble Education, Inc.

120 Mountain View Blvd

Basking Ridge, NJ 07920

(908) 991-2665

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With a copy to:

Kris Heinzelman

Andrew R. Thompson

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 Eighth Avenue

New York, NY 10019

(212) 474-1000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (check one)

Large Accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

The information in this Prospectus is not complete and may be changed. We may not issue these securities until the registration statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION

PRELIMINARY PROSPECTUS DATED APRIL 29, 2015

Barnes & Noble Education, Inc.

Common Stock

(par value $0.01)

This Prospectus is being furnished to you as a stockholder of Barnes & Noble, Inc. (“Barnes & Noble”) in connection with the planned distribution (the “Spin-Off” or the “Distribution”) by Barnes & Noble to its stockholders of all the shares of common stock, par value $0.01 per share (the “Common Stock”), of Barnes & Noble Education, Inc. (the “Company”) held by Barnes & Noble immediately prior to the Spin-Off. Immediately prior to the time of the Distribution, Barnes & Noble will hold 100% of the outstanding shares of Common Stock. Prior to the date of the Spin-Off, we will distribute to Barnes & Noble all of the membership interests in NOOK Digital LLC (formerly known as barnesandnoble.com llc), which owns the digital business and which will continue to be owned by Barnes & Noble. As a result, we will cease to own any interest in the digital business.

At the time of the Spin-Off, Barnes & Noble will distribute all the outstanding shares of Common Stock held by it on a pro rata basis to holders of Barnes & Noble’s common stock. Each share of Barnes & Noble’s common stock outstanding as of                     , New York City time, on                     , 2015, the record date for the Spin-Off (the “Record Date”), will entitle the holder thereof to receive share of Common Stock. The Distribution will be made in book-entry form by a distribution agent. Fractional shares of Common Stock will not be distributed in the Spin-Off. The distribution agent will aggregate fractional shares into whole shares, sell the whole shares in the open market at prevailing market prices and distribute the aggregate cash proceeds of the sales, net of brokerage fees and other costs, pro rata to each holder (net of any required withholding for taxes applicable to each holder) who would otherwise have been entitled to receive a fractional share in the distribution.

The Spin-Off will be effective as of                     , New York City time, on                     , 2015. Immediately after the Spin-Off, the Company will be an independent publicly-traded company.

Holders of Barnes & Noble’s Senior Convertible Redeemable Series J Preferred Stock (“Series J Preferred Stock,” and each holder of such Series J Preferred Stock, a “Series J Holder”) have the option to exchange their holdings of the Series J Preferred Stock for a series of convertible preferred stock of the Company (the “Mirror Preferred Stock”) having terms and rights that are identical, or as nearly so as is practicable, to those of the Series J Preferred Stock, subject to certain exceptions, together with a new series of preferred stock of Barnes & Noble (“Exchange Preferred Stock”). Barnes & Noble is obligated to give notice to Series J Holders of the Spin-Off not more than 60 business days and not less than 20 business days prior to the effective date of the Spin-Off, and upon receipt of such notice, Series J Holders may elect to exchange all or a portion of their Series J Preferred Stock for an equivalent number of shares of Mirror Preferred Stock and Exchange Preferred Stock. Series J Holders may make such an election by sending notice, in the form specified in Barnes & Noble’s notice to Series J Holders, to Barnes & Noble, which notice must be received by             , New York City time, on the date of the Spin-Off. Any exchange of Series J Preferred Stock for Mirror Preferred Stock and Exchange Preferred Stock will be effective as of the Distribution Date.

Barnes & Noble’s stockholders are not required to vote on or take any other action in connection with the Spin-Off. We are not asking you for a proxy, and we request that you do not send us a proxy. Barnes & Noble stockholders will not be required to pay any consideration for the Common Stock they receive in the Spin-Off, and they will not be required to surrender or exchange their shares of Barnes & Noble’s common stock or take any other action in connection with the Spin-Off.

Barnes & Noble currently owns all the outstanding shares of Common Stock. Accordingly, there is currently no public market for the Common Stock. We anticipate, however, that trading in the Common Stock will begin on a “when-issued” basis as early as two trading days prior to the Record Date for the Distribution and will continue up to and including the Distribution Date. “When-issued” trades generally settle within four trading days after the Distribution Date. On the first trading day following the Distribution Date, any “when-issued” trading of the Common Stock will end and “regular-way” trading will begin. We intend to list the Common Stock on the New York Stock Exchange (the “NYSE”) under the symbol “BNED.”

In reviewing this Prospectus, you should carefully consider the matters described in the section titled “Risk Factors ” beginning on page 12 of this Prospectus.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This Prospectus is not an offer to sell, or a solicitation of an offer to buy, any securities.

The date of this Prospectus is                     , 2015.

QUESTIONS AND ANSWERS ABOUT THE SPIN-OFF

The following questions and answers briefly address some commonly asked questions about the Spin-Off. They may not include all the information that is important to you. We encourage you to read carefully this entire Prospectus and the other documents to which we have referred you. We have included references in certain parts of this section to direct you to a more detailed discussion of each topic presented in this section.

Q:	What is the Spin-Off?

A:	The Spin-Off is the method by which we will separate from Barnes & Noble. In the Spin-Off, Barnes & Noble will distribute to holders of its common stock all the outstanding shares of our Common Stock and will distribute shares of the Mirror Preferred Stock to electing Series J Holders, if any. Following the Spin-Off, we will be an independent publicly-traded company, and Barnes & Noble will not retain any ownership interest in us.

Q:	Will the number of Barnes & Noble shares of common stock I own change as a result of the Spin-Off?

A:	No, the number of shares of Barnes & Noble common stock you own will not change as a result of the Spin-Off.

Q:	What are the reasons for the Spin-Off?

A:	The Barnes & Noble board of directors considered the following potential benefits in deciding to pursue the Spin-Off:

•	The opportunities and challenges we expect to arise in the immediate future of the Barnes & Noble retail business differ markedly from those of our business. For Barnes & Noble, increasing foot traffic in existing locations, adapting offerings to shifting consumer tastes and patterns and harmonizing the in-store, online and digital experiences will require a fully engaged board of directors and management team that has a different skill set and experience than those required to execute our goals and strategic initiatives. We believe the Spin-Off will enhance the ability of Barnes & Noble and the Company to focus on their respective strategies.

•	Our near-term goals for our business include the expansion of both the scale and the scope of the historic business model and also pursuing growth opportunities more broadly in the education sector, including by enhancing and expanding our digital assets. Achieving these goals will likely require acquisitions or mergers funded, in part, with capital raises and strategic alliances with other companies. Our business will be separate and distinct from Barnes & Noble’s business and, accordingly, we believe that pursuing such growth opportunities will be greatly facilitated with a capital structure that is tailored for the Company’s needs, separate from those of Barnes & Noble.

•	The Spin-Off will establish the Company as an independent publicly traded corporation, which we believe will meaningfully enhance its industry market perception, thereby providing greater growth opportunities for us than our consolidated operation as a division of Barnes & Noble.

Q:	Why is the separation of the Company structured as a spin-off?

A:	Barnes & Noble believes that a tax-free distribution of the Common Stock is the most efficient way to separate our business from Barnes & Noble in a manner that will achieve the above benefits.

Q:	What will I receive in the Spin-Off?

A:

As a holder of Barnes & Noble common stock, you will receive a dividend of             share of our Common Stock for every share of Barnes & Noble common stock you hold on the Record Date (as defined below). The distribution agent will distribute only whole shares of our Common Stock in the Spin-Off. See

i

“Questions and Answers About the Spin-Off—How will fractional shares be treated in the Spin-Off?” for more information on the treatment of the fractional share you may be entitled to receive in the Spin-Off. Your proportionate interest in Barnes & Noble will not change as a result of the Spin-Off. For a more detailed description, see “The Spin-Off.”

Q:	What is being distributed to holders of Barnes & Noble common stock in the Spin-Off?

A:	Barnes & Noble will distribute approximately million shares of our Common Stock in the Spin-Off, based on the approximately shares of Barnes & Noble common stock outstanding as of , 2015. The actual number of shares of our Common Stock that Barnes & Noble will distribute will depend on the number of shares of Barnes & Noble common stock outstanding on the Record Date. The shares of our Common Stock that Barnes & Noble distributes will constitute all of the issued and outstanding shares of our Common Stock immediately prior to the Spin-Off. For more information on the shares being distributed in the Spin-Off, see “Description of Our Capital Stock—Common Stock.”

Q:	What is the record date for the Distribution?

A:	Barnes & Noble will designate the close of business as of , New York City time, on , 2015, which we refer to as the “Record Date”, as the record ownership date for the Distribution.

Q:	When will the Distribution to holders of Barnes & Noble common stock occur?

A:	The Distribution will be effective as of , New York City time, on , 2015, which we refer to as the “Distribution Date.” On or shortly after the Distribution Date, the whole shares of our Common Stock will be credited in book-entry accounts for stockholders entitled to receive those shares in the Distribution. See “Questions and Answers About the Spin-Off—How will Barnes & Noble distribute shares of our Common Stock?” for more information on how to access your book-entry account or your bank, brokerage or other account holding the Common Stock you will receive in the Distribution.

Q:	What do I have to do to participate in the Distribution?

A:	You are not required to take any action, but we urge you to read this Prospectus carefully. Holders of Barnes & Noble common stock on the Record Date will not need to pay any cash or deliver any other consideration, including any shares of Barnes & Noble common stock, in order to receive shares of our Common Stock in the Distribution. No stockholder approval of the Distribution is required. We are not asking you for a vote, and we request that you do not send us a proxy card.

Q:	If I sell my shares of Barnes & Noble common stock on or before the Distribution Date, will I still be entitled to receive shares of the Common Stock in the Distribution?

A:	If you hold shares of Barnes & Noble common stock on the Record Date and decide to sell them on or before the Distribution Date, you may choose to sell your Barnes & Noble common stock with or without your entitlement to our Common Stock. You should discuss these alternatives with your bank, broker or other nominee. See “The Spin-Off—Trading Prior to the Distribution Date” for more information.

Q:	How will Barnes & Noble distribute shares of our Common Stock?

A:	Registered stockholders: If you are a registered stockholder (meaning you own your shares of Barnes & Noble common stock directly through Barnes & Noble’s transfer agent, Computershare), our distribution agent will credit the whole shares of our Common Stock you receive in the Distribution to a new book-entry account with our transfer agent on or shortly after the Distribution Date. Our distribution agent will mail you a book-entry account statement that reflects the number of whole shares of our Common Stock you own. You will be able to access information regarding your book-entry account holding our Common Stock at Computershare.

“Street name” or beneficial stockholders: If you own your shares of Barnes & Noble common stock beneficially through a bank, broker or other nominee, your bank, broker or other nominee will credit your account with the whole shares of our Common Stock you receive in the Distribution on or shortly after the Distribution Date. Please contact your bank, broker or other nominee for further information about your account.

We will not issue any physical stock certificates to any stockholders, even if requested. See “The Spin-Off—When and How You Will Receive Company Common Stock” for a more detailed explanation.

Q:	How will fractional shares be treated in the Distribution?

A:	The distribution agent will not distribute any fractional shares of our Common Stock in connection with the Spin-Off. Instead, the distribution agent will aggregate all fractional shares into whole shares and sell the whole shares in the open market at prevailing market prices on behalf of Barnes & Noble stockholders entitled to receive a fractional share. The distribution agent will then distribute the aggregate cash proceeds of the sales, net of brokerage fees and other costs, pro rata to these holders (net of any required withholding for taxes applicable to each holder). We anticipate that the distribution agent will make these sales in the “when-issued” market, and “when-issued” trades will generally settle within four trading days following the Distribution Date. See “Questions and Answers About the Spin-Off—How will the Common Stock trade?” for additional information regarding “when-issued” trading and “The Spin-Off—Treatment of Fractional Shares” for a more detailed explanation of the treatment of fractional shares.

Q:	What are the U.S. federal income tax consequences to me of the Distribution?

A:	For U.S. federal income tax purposes, no gain or loss should be recognized by, or be includible in the income of, a U.S. Holder (as defined in “Material U.S. Federal Income Tax Consequences of the Spin-Off”) as a result of the Distribution, except with respect to any cash received by Barnes & Noble stockholders in lieu of fractional shares. In addition, the aggregate tax basis of the Barnes & Noble common stock and our Common Stock held by each U.S. Holder immediately after the Distribution will be the same as the aggregate tax basis of the Barnes & Noble common stock held by the U.S. Holder immediately before the Distribution, allocated between the Barnes & Noble common stock and our Common Stock in proportion to their relative fair market values on the Distribution Date (subject to certain adjustments).

See “Material U.S. Federal Income Tax Consequences of the Spin-Off” for more information regarding the potential tax consequences to you of the Spin-Off.

Q:	Does the Company intend to pay cash dividends?

A:	Following the Spin-Off, we do not anticipate paying any dividends on our Common Stock in the foreseeable future. See “Dividend Policy” for more information.

Q:	How will the Common Stock trade?

A:	Currently, there is no public market for our Common Stock. We intend to list the Common Stock on the NYSE under the symbol “BNED.”

We anticipate that trading in the Common Stock will begin on a “when-issued” basis as early as two trading days prior to the Record Date for the Distribution and will continue up to and including the Distribution Date. “When-issued” trading in the context of a spin-off refers to a sale or purchase made conditionally on or before the Distribution Date because the securities of the spun-off entity have not yet been distributed. “When-issued” trades generally settle within four trading days after the Distribution Date. On the first trading day following the Distribution Date, any “when-issued” trading of the Common Stock will end and “regular-way” trading will begin. Regular-way trading refers to trading after the security has been distributed and typically involves a trade that settles on the third full trading day following the date of the trade. See “The Spin-Off—Trading Prior to the Distribution Date” for more information. We cannot predict the trading prices for the Common Stock before, on or after the Distribution Date.

Q:	Will the Spin-Off affect the trading price of my Barnes & Noble common stock?

A:	We expect the trading price of shares of Barnes & Noble common stock immediately following the Spin-Off to be lower than immediately prior to the Spin-Off because the trading price will no longer reflect the value of Barnes & Noble Education, Inc. and our subsidiaries. Furthermore, until the market has fully analyzed the value of Barnes & Noble without the Company and our subsidiaries, the trading price of shares of Barnes & Noble common stock may fluctuate. We cannot assure you that, following the Spin-Off, the combined trading prices of the Barnes & Noble common stock and the Common Stock will equal or exceed what the trading price of Barnes & Noble common stock would have been in the absence of the Spin-Off. It is possible that after the Spin-Off, the combined equity value of Barnes & Noble and the Company will be less than Barnes & Noble’s equity value before the Spin-Off. In addition, since the liquidation preference for any Mirror Preferred Stock (as defined in “Description of Our Capital Stock—Mirror Preferred Stock”) issued to Series J Holders (and the related Barnes & Noble Exchange Preferred Stock) will be based on the relative trading values of the Common Stock and the Barnes & Noble common stock during the five trading days immediately following the Spin-Off, the trading price of the Barnes & Noble common stock could be affected during this period.

Q:	Do I have appraisal rights in connection with the Spin-Off?

A:	No. Holders of Barnes & Noble common stock are not entitled to appraisal rights in connection with the Spin-Off.

Q:	Who is the transfer agent and registrar for the Common Stock?

A:	Computershare is the transfer agent and registrar for the Common Stock.

Q:	Are there risks associated with owning shares of the Common Stock?

A:	Yes. Our business faces both general and specific risks and uncertainties. Our business also faces risks relating to the Spin-Off. Following the Spin-Off, we will also face risks associated with being an independent publicly-traded company. Accordingly, you should read carefully the information set forth in the section titled “Risk Factors” in this Prospectus.

Q:	Are there any conditions to completing the Spin-Off?

A:	Yes. The Spin-Off is conditional upon a number of matters, including the authorization and approval of the board of directors of Barnes & Noble, the consent of the lenders to Barnes & Noble under its existing credit agreement and the declaration of effectiveness of our Registration Statement on Form S-1, of which this Prospectus is a part, by the Securities and Exchange Commission. See “Summary of the Spin-Off— Conditions to the Spin-Off” for a more detailed explanation of the conditions to completing the Spin-Off.

Q:	Could there be any other classes of capital stock of the Company outstanding after the Spin-Off?

A:	Yes. Series J Holders have the option to exchange all or a portion of their holdings of Barnes & Noble’s Series J Preferred Stock for Mirror Preferred Stock of the Company having terms and rights that are identical, or as nearly as practicable, to the Series J Preferred Stock, subject to certain exceptions. Series J Holders are not required to elect to receive Mirror Preferred Stock until the effective date of the Spin-Off. See “Risk Factors—We may have shares of preferred stock that will be convertible into our Common Stock” and “Description of Our Capital Stock—Preferred Stock” for more information regarding the Series J Preferred Stock and the Mirror Preferred Stock.

Q:	What is happening to the NOOK digital business?

A:	Prior to the date of the Spin-Off, the NOOK digital business will be transferred to Barnes & Noble. Therefore, the digital business will continue to be owned by Barnes & Noble after the Spin-Off.

Q:	Where can I get more information?

A:	Before the Spin-Off, if you have any questions relating to the Spin-Off, you should contact:

Investor Relations

Barnes & Noble, Inc.

122 Fifth Avenue

New York, New York 10011

Andy Milevoj

amilevoj@bn.com

After the Spin-Off, if you have any questions relating to the Company, you should contact:

Investor Relations

Barnes & Noble Education, Inc.

120 Mountain View Blvd.

Basking Ridge, NJ 07920

v

SUMMARY

This summary of certain information contained in this Prospectus may not include all the information that is important to you. To understand fully and for a more complete description of the terms and conditions of the Spin-Off, you should read this Prospectus in its entirety and the documents to which you are referred. See “Where You Can Find More Information.”

In this Prospectus, unless the context otherwise requires:

•	“Barnes & Noble” refers to Barnes & Noble, Inc. and its consolidated subsidiaries other than, for all periods following the Spin-Off, Barnes & Noble Education, Inc.,

•	“Company,” “we,” “our” and “us” refer to Barnes & Noble Education, Inc. and its consolidated subsidiaries,

•	“our business” and “the college business” refers to our college bookstore business operated through our subsidiary Barnes & Noble College Booksellers, LLC, and

•	The “NOOK digital business” and “digital business” refer to our historical digital business that is operated through NOOK Digital LLC (formerly known as barnesandnoble.com llc) but prior to the Spin-Off will no longer be owned by us.

•	Our fiscal year is comprised of 52 or 53 weeks, ending on the Saturday closest to the last day of April. “Fiscal 2014” means the 53 weeks ended May 3, 2014, “Fiscal 2013” means the 52 weeks ended April 27, 2013, “Fiscal 2012” means the 52 weeks ended April 28, 2012, “Fiscal 2011” means the 52 weeks ended April 30, 2011 and “Fiscal 2010” means the 52 weeks ended May 1, 2010.

Unless otherwise indicated, market and industry information contained in this Prospectus is based on information provided by the National Association of College Stores (NACS) and management estimates of market shares.

Overview

On February 26, 2015, Barnes & Noble announced plans for the complete legal and structural separation of the Company from Barnes & Noble. Barnes & Noble will distribute all of our Common Stock to Barnes & Noble’s common stockholders and, at the election of Series J Holders, Mirror Preferred Stock to such Series J Holders. Thereupon, we will be an independent publicly traded company.

Our Company

We are one of the largest contract operators of bookstores on college and university campuses in the United States. We create and operate campus stores that are focal points for college life and learning, enhancing the educational mission of the institution, enlivening campus culture and delivering an important revenue stream to our partner colleges and universities. We typically operate our stores under multi-year management service agreements granting us the right to operate the official bookstore on campus. In turn, we pay the school a percentage of store sales and, in certain cases, a minimum fixed guarantee.

As of January 31, 2015, we operated 717 stores nationwide, which reach 24% of the total United States college student enrolled population. Our stores are operated under 455 contracts, some of which cover multiple store locations, and 158 of our college and university affiliated bookstores are co-branded with the Barnes & Noble name. We build relationships and sales by actively engaging and marketing to over 5 million students and their faculty and offer our customer base a full assortment of items from our campus stores, including course-related materials, which includes new and used print textbooks and digital textbooks, all of which are available for sale or rent, emblematic apparel and gifts, trade books, computer products, school and dorm supplies, convenience and café items and graduation products. We are a multi-channel marketer, and our largest growth area is sales through the school-branded e-commerce sites we operate for each store, allowing students and faculty to purchase textbooks, course materials and other products online.

* Organizational charts show our simplified capital structure, giving effect to the distribution of the digital business and the Spin-Off. Barnes & Noble Education, Inc. was formerly known as NOOK Media Inc. NOOK Digital LLC was formerly known as barnesandnoble.com llc.

Market Opportunity

We are positioned for growth based on both the strength of the current traditional campus bookstore business and current competitive dynamics in the market for digital distribution of course materials.

•	A Majority of Traditional Campus Bookstores Have Yet to be Outsourced: Approximately 53% of college and university affiliated bookstores in the United States are operated by their respective institutions. This presents a significant opportunity to increase market share and to continue to expand our store footprint.

•	Third-Party Operators Are Better Able to Manage the Increasingly Complex Operations of Campus Bookstores: It takes an increasing amount of technological and operational expertise to operate a modern campus bookstore that meets the needs of today’s students and faculty. As the delivery of educational materials continues to evolve, driven in large part by the growth of rentals and digital content, during the current fiscal year there has been an increasing trend towards outsourcing of bookstore operations to third party operators (including operators who have not traditionally operated campus bookstores).

•	Direct Relationship with a Coveted Demographic: Due to their disproportionate impact on trendsetting and early adoption, marketing to college students is important for many brands as they seek more effective methods of engaging this audience. The importance of this demographic provides a significant opportunity to further monetize our direct relationship with more than 5 million students, both during and beyond their college years.

•	Increased Use of Online and Digital Platforms: Students and faculty are increasingly relying on online and digital platforms as a means to discover, consume and share educational content. We benefit from our direct relationship with students and faculty and expect the adoption of our developing YuzuTM digital education platform and its innovative solutions to increase significantly as students and faculty become more reliant on online and digital platforms.

•	Ability to Deliver Non-Traditional Educational Content: Rising educational costs and changing market dynamics are driving demand for non-traditional educational content, including online coursework and supplemental materials. We believe our experience, understanding of customer needs and trends and strong customer and publisher relationships position us well to meet this demand.

•	Highly-Fragmented Educational Content Market Presents Opportunity for Consolidation: As the market for educational content evolves, we believe there will be a significant opportunity to increase our market share.

Our National Campus Footprint

Beyond the anticipated growth of the traditional campus bookstore business, we have made, and will continue to make, significant investments in digital education, including the launch of YuzuTM, our digital education platform that provides access to a wide range of rich, engaging content, including one of the largest catalogs of digital textbooks and consumer titles applicable to the higher education market.

Our Ecosystem

We leverage our physical bookstores, e-commerce sites and digital platform to serve and interact with the key constituents in our business ecosystem.

We work with colleges and universities to transform the campus bookstore into a destination that enhances social and academic experiences. We offer students a customized retail experience, including, we believe, the largest inventory of used and rental titles, as well as a number of other affordable textbook solutions, including digital textbooks and our Flexible Course Fee Solution. We also operate and manage our schools’ websites for course materials and general merchandise which includes emblematic apparel and gifts and school supplies. We provide faculty with valuable tools, resources and insights that allow them to gain a deeper understanding of student needs and higher education trends. We also offer over 7,000 publishers access to one of the largest distribution networks of college education materials in the United States, which includes access to YuzuTM, the next generation digital content distribution platform that we are developing.

Strengths

We are more than just a provider of course materials and merchandise; we work as a true partner with colleges and universities, acting as a valuable support system for students and faculty. We deliver an attractive retail and digital learning experience driven by innovation, advanced technologies and a deep understanding of the evolving needs and behaviors of our customers. We believe our competitive strengths to be:

•	Large Footprint with Well-Recognized Brand: We are one of the largest operators of bookstores on college and university campuses in the United States, with 717 stores in 42 states as of January 31, 2015, which reach 24% of the total United States college student enrolled population. Our brand, Barnes & Noble, is virtually synonymous with bookselling, and we believe it is one of the most widely recognized and respected brands in the United States. Our large footprint and well-known brand not only support our marketing efforts to universities, students and faculty but it is also important for leading publishers who value and rely on us as one of their primary distribution channels.

•	Stable, Long-Term Contracts: We operate our stores under management contracts with colleges and universities that are typically for five year terms with renewal options. From Fiscal 2012 through Fiscal 2014, 93% of these contracts were renewed or extended, often before their termination dates. In addition, these contracts are financially beneficial to us as we typically pay the college or university a percentage of our sales, including certain contracts with minimum guarantee payments. Therefore, the occupancy costs for each space are primarily a function of how successful each store is. This arrangement is also beneficial to the colleges and universities, providing them with an incentive to encourage their students and faculty to shop at our affiliated stores.

•

Well-Established Relationships: We have strong partnerships with college and university administrators, which are reflected by our average relationship tenure of 14 years. We generate value for our college and university partners, and our relationships are supported by innovative engagement programs and educational initiatives together with a decentralized management structure that empowers local teams to make decisions based on the local campus needs and foster collaborative working relationships. We have long term relationships with over 7,000 publishers as well as a unique strategic partnership with Pearson Education, Inc., the largest publisher of higher educational course material. In addition, our stores serve as social hubs for over 5 million students and their faculty that we serve, allowing us to forge deep customer relationships and incorporate systems that seamlessly link bookstore technology with most student and faculty facing platforms.

•	Attractive Business Model: We have a flexible business model with excellent visibility based on a deep understanding of our customers and their needs, minimal sensitivity to the economic cycle and ability to typically achieve profitability within the first year of operation. As the official, contracted provider for bookstore services, we have an established position with direct access to the students and faculty on the campuses we serve. This translates into relatively modest customer acquisition costs and high customer conversion and retention rates, unlike an online-only competitor that typically invests millions of dollars to gain access to its target customers, and then increases its customer retention costs to convert and retain those customers. Millennials (born between 1981 and 2000) are our core student customer, representing over $170 billion of purchasing power per year, according to comScore, and are just forming brand loyalties.

•	Agile Technologies: Our highly-adaptable technology platforms allow us to effectively address the ever-changing landscape of course materials and formats and to be responsive to emerging sales trends and changing customer behaviors.

•	Track Record of Innovation: Our flexible research channels help us stay ahead of the rapidly changing needs and behaviors of our customers and pro-actively respond with dynamic solutions to the needs of the customer constituency we serve. This commitment fuels our innovation and leadership in areas such as digital education with YuzuTM, affordable course materials and student engagement.

•	Seasoned Management Team: We have an experienced senior management team with a proven track record, an expertise in college bookstore outsourcing and content distribution and demonstrated marketing and retail operational expertise.

Strategies

Our primary business strategies to grow our business are as follows:

Increase Sales at Existing Bookstores: We intend to increase sales at our existing bookstores through new product offerings, enhanced marketing efforts using mobile and other technologies, increased local social and promotional offerings and expanded sales channels to both new customers and alumni. We expect sales growth at our existing bookstores will be a driver for growth in our business.

Increase Market Share with New Accounts: Historically, new store openings have been an important driver of growth in our business. For example, we increased our number of stores from 636 at the beginning of Fiscal 2012 to 717 as of January 31, 2015. Looking forward, approximately 53% of college and university affiliated bookstores in the United States are operated by their respective institutions. Moreover, we operate bookstores representing only 16% of all college and university affiliated bookstores in the United States. As more and more universities decide to outsource the management of their bookstores, we intend to aggressively pursue these opportunities and bid on these contracts. Based on the continuing trend towards outsourcing in the campus bookstore market, we expect awards of new accounts resulting in new store openings will continue to be an important driver of future growth in our business. We are in a unique position to offer academic superstores to colleges and universities.

Grow digital sales by accelerating marketing, product development efforts and the acquisition of content to support the YuzuTM digital education product: YuzuTM, our digital education platform, offers not only electronic reading and note-taking functionality but also engaging supplemental content that we provide in conjunction with strategic publisher partners. Accelerating our product development and content acquisition efforts for YuzuTM will enable us to access the growing educational technology market on a national level by leveraging our existing campus relationships with faculty and students. We believe that as textbooks continue to convert to digital and students and faculty demand increased functionality and content from their online platforms, the digital solutions we offer through YuzuTM will help grow digital sales both on a school-by-school basis in the institutions we serve and on a national basis.

Expand opportunities through acquisitions and strategic partnerships: We believe that acquisitions and strategic partnerships will be a pillar of our growth strategy in the future. We intend to pursue strategic relationships with companies that enhance our educational services or distribution platform or that create compelling content offerings. We may expand our current suite of digital content offerings and platform through acquisitions, internal or third party software development and strategic partnerships. Expansion into new educational verticals and markets, such as K-12, vocational and international markets, will be opportunistically evaluated.

Our History

On September 30, 2009, Barnes & Noble acquired Barnes & Noble College Booksellers, LLC from Leonard and Louise Riggio. From that date until October 4, 2012, Barnes & Noble College Booksellers, LLC was owned by Barnes & Noble Booksellers, Inc. In July 2012, NOOK Media Inc. was incorporated to hold Barnes & Noble’s college and digital businesses. On October 4, 2012, Microsoft Corporation (“Microsoft”) acquired a 17.6% preferred membership interest in our subsidiary NOOK Media LLC (the “LLC”), and through us, Barnes & Noble continued to own 82.4% of the businesses.

On January 22, 2013, Pearson Education, Inc. (“Pearson”) acquired a 5% preferred membership interest in the LLC, entered into a commercial agreement with the LLC relating to the college business and received warrants to purchase an additional preferred membership interest in the LLC.

On December 4, 2014, we re-acquired Microsoft’s interest in the LLC in exchange for cash and common stock of Barnes & Noble. On December 22, 2014, we also re-acquired Pearson’s interest in the LLC and the related warrants for cash and Barnes & Noble common stock. In connection with these transactions, Barnes & Noble entered into contingent payment agreements with Microsoft and Pearson providing for additional payments to them upon the occurrence of certain events, including upon a sale of the digital business. As a result of these transactions, Barnes & Noble owns, and expects to own prior to the Spin-Off, 100% of our stock.

Prior to the date of the Spin-Off, we will distribute to Barnes & Noble all of the membership interests in NOOK Digital LLC (formerly known as barnesandnoble.com llc), which owns the digital business and which will continue to be owned by Barnes & Noble. As a result, we will cease to own any interest in the digital business.

Other Information

We are a Delaware corporation. Our principal executive offices are located at 120 Mountain View Blvd., Basking Ridge, NJ 07920. Our telephone number is (908) 991-2665. Our website address is                     . Information contained on, or connected to, our website or Barnes & Noble’s website does not and will not constitute part of this Prospectus or the Registration Statement on Form S-1 of which this Prospectus is a part.

Summary of the Spin-Off

Distributing Company	Barnes & Noble, Inc., a Delaware corporation, which holds all of our Common Stock issued and outstanding prior to the Distribution. After the Distribution, Barnes & Noble will not own any shares of our Common Stock or our preferred stock.

Distributed Company	Barnes & Noble Education, Inc., a Delaware corporation and a wholly owned subsidiary of Barnes & Noble. At the time of the Distribution, we will hold, directly or through our wholly owned subsidiaries, the assets and liabilities of the college business. After the Spin-Off, we will be an independent publicly traded company.

Distributed Securities	All of the shares of our Common Stock owned by Barnes & Noble, which will be 100% of our Common Stock issued and outstanding immediately prior to the Distribution. Based on the approximately shares of Barnes & Noble common stock outstanding on , 2015, and applying the distribution ratio of share of Common Stock for every share of Barnes & Noble common stock, approximately million shares of our Common Stock will be distributed.

Record Date	The Record Date is the close of business on , 2015.

Distribution Date	The Distribution Date is , 2015.

Distribution Ratio	Each holder of Barnes & Noble common stock will receive share of our Common Stock for every share of Barnes & Noble common stock it holds on the Record Date. The distribution agent will distribute only whole shares of our Common Stock in the Spin-Off. See “The Spin-Off—Treatment of Fractional Shares” for more detail. Please note that if you sell your shares of Barnes & Noble common stock on or before the Distribution Date, the buyer of those shares may in some circumstances be entitled to receive the shares of our Common Stock to be distributed in respect of the Barnes & Noble shares that you sold. See “The Spin-Off—Trading Prior to the Distribution Date” for more detail.

The Distribution	On the Distribution Date, Barnes & Noble will release the shares of our Common Stock to the distribution agent to distribute to Barnes & Noble stockholders. Barnes & Noble will distribute our shares in book-entry form, and thus we will not issue any physical stock certificates. We expect that it will take the distribution agent up to two weeks to electronically issue shares of our Common Stock to you or your bank or brokerage firm on your behalf by way of direct registration in book-entry form. You will not be required to make any payment, surrender or exchange your shares of Barnes & Noble common stock or take any other action to receive your shares of our Common Stock.

Fractional Shares	The distribution agent will not distribute any fractional shares of our Common Stock to Barnes & Noble stockholders. Instead, the distribution agent will first aggregate fractional shares into whole shares, then sell the whole shares in the open market at prevailing market prices on behalf of Barnes & Noble stockholders entitled to receive a fractional share, and finally distribute the aggregate cash proceeds of the sales, net of brokerage fees and other costs, pro rata to these holders (net of any required withholding for taxes applicable to each holder). See “The Spin-Off—Treatment of Fractional Shares” for more detail. If you receive cash in lieu of fractional shares, you will not be entitled to any interest on the payments. The cash you receive in lieu of fractional shares generally will, for U.S. federal income tax purposes, be taxable as described under “Material U.S. Federal Income Tax Consequences of the Spin-Off.”

Conditions to the Spin-Off	The Spin-Off is subject to the satisfaction, or the Barnes & Noble board of directors’ waiver, of the following conditions:

•	the Barnes & Noble board of directors shall have authorized and approved the Spin-Off and not withdrawn such authorization and approval, and shall have declared the dividend of our Common Stock to Barnes & Noble stockholders;

•	the Separation Agreement and the ancillary agreements contemplated by the Separation Agreement shall have been executed by each party thereto;

•	we shall have entered into a credit facility and any other financing we determine to be necessary or advisable, in each case, on terms and conditions acceptable to us;

•	Barnes & Noble shall have obtained an amendment to or replacement of its Credit Agreement, dated April 29, 2011, among Barnes & Noble, Bank of America, N.A., as administrative agent, collateral agent and swing line lender and other lenders party thereto (the “B&N Credit Facility”) permitting the Spin-Off;

•	the Securities and Exchange Commission (the “SEC”) shall have declared effective our Registration Statement on Form S-1, of which this Prospectus is a part, under the Securities Act of 1933, as amended (the “Securities Act”), and no stop order suspending the effectiveness of our Registration Statement shall be in effect and no proceedings for that purpose shall be pending before or threatened by the SEC;

•	our Common Stock shall have been accepted for listing on the NYSE or another national securities exchange approved by Barnes & Noble, subject to official notice of issuance;

•	Barnes & Noble shall have received the written opinions of Cravath, Swaine & Moore LLP and KPMG LLP, which shall remain in full force and effect, that, subject to the accuracy of and compliance with certain representations, warranties and covenants, the Spin-Off will qualify for non-recognition of gain and loss to Barnes & Noble and its stockholders;

•	the Barnes & Noble board of directors shall have received a solvency opinion from a financial advisor, in form and substance acceptable to the board of directors, regarding the effect of the Spin-Off;

•	no order, injunction or decree issued by any governmental authority of competent jurisdiction or other legal restraint or prohibition preventing consummation of the Spin-Off shall be in effect, and no other event outside the control of Barnes & Noble shall have occurred or failed to occur that prevents the consummation of the Spin-Off;

•	no other events or developments shall have occurred prior to the Distribution Date that, in the judgment of the Barnes & Noble board of directors, would result in the Spin-Off having a material adverse effect on Barnes & Noble or its stockholders;

•	prior to the Distribution Date, this Prospectus shall have been mailed to the holders of Barnes & Noble common stock;

•	Barnes & Noble shall have duly elected the individuals to be listed as members of our post-Spin-Off board of directors in this Prospectus, and such individuals shall be the members of our board of directors, which we refer to as our “Board,” immediately after the Spin-Off; provided that our current directors shall appoint at least one independent director to serve on our Board and Audit and Finance Committee prior to the date on which “when-issued” trading of our Common Stock commences;

•	immediately prior to the Distribution Date, our Amended and Restated Certificate of Incorporation and Amended and Restated By-laws, each in substantially the form filed as an exhibit to the Registration Statement on Form S-1, of which this Prospectus is a part, shall be in effect; and

•	Barnes & Noble shall have received a certificate signed by our Chief Financial Officer, dated as of the Distribution Date, certifying the satisfaction of certain conditions.

The fulfillment of the foregoing conditions will not create any obligation on the part of Barnes & Noble to effect the Spin-Off. We are not aware of any material federal, foreign or state regulatory requirements with which we must comply, other than SEC rules and regulations, or any material approvals that we must obtain, other than the approval for listing of our Common Stock and the SEC’s declaration of the effectiveness of the Registration Statement, in connection with the Spin-Off. Barnes & Noble has the right not to complete the Spin-Off if, at any time, the Barnes & Noble board or directors determines, in its sole and absolute discretion, that the Spin-Off is not in the best interests of Barnes & Noble or its stockholders or is otherwise not advisable.

Trading Market and Symbol	We intend to file an application to list the Common Stock on the NYSE under the symbol “BNED.” We anticipate that, as early as two trading days prior to the Record Date, trading of shares of the Common Stock will begin on a “when-issued” basis and will continue up to and including the Distribution Date, and we expect that “regular-way” trading of our Common Stock will begin the first trading day after the Distribution Date.

We also anticipate that, as early as two trading days prior to the Record Date, there will be two markets in Barnes & Noble common stock: (i) a “regular-way” market on which shares of Barnes & Noble common stock will trade with an entitlement for the purchaser of Barnes & Noble common stock to receive shares of our Common Stock to be distributed in the Distribution, and (ii) an “ex-distribution” market on which shares of Barnes & Noble common stock will trade without an entitlement for the purchaser of Barnes & Noble common stock to receive shares of our Common Stock. See “The Spin-Off—Trading Prior to the Distribution Date.”

Tax Consequences to Barnes & Noble Stockholders	For U.S. federal income tax purposes, no gain or loss should be recognized by, or be includible in the income of, a U.S. Holder (as defined in “Material U.S. Federal Income Tax Consequences of the Spin-Off”) as a result of the Distribution, except with respect to any cash received in lieu of a fractional share. In addition, the aggregate tax basis of the Barnes & Noble common stock and our Common Stock held by each U.S. Holder immediately after the Distribution will be the same as the aggregate tax basis of the Barnes & Noble common stock held by the U.S. Holder immediately before the Distribution, allocated between the Barnes & Noble common stock and our Common Stock in proportion to their relative fair market values on the date of the Distribution (subject to certain adjustments). See “Material U.S. Federal Income Tax Consequences of the Spin-Off.”

We urge you to consult your tax advisor as to the specific tax consequences of the Distribution to you, including the effect of any U.S. federal, state, local or foreign tax laws and of changes in applicable tax laws.

Relationship with Barnes & Noble after the Spin-Off	We intend to enter into several agreements with Barnes & Noble related to the Spin-Off, which will govern the relationship between Barnes & Noble and us up to and after completion of the Spin-Off and allocate between Barnes & Noble and us various assets, liabilities, rights and obligations. These agreements include:

•	a Separation Agreement that will set forth Barnes & Noble’s and our agreements regarding the principal actions that both parties will take in connection with the Spin-Off and aspects of our relationship following the Spin-Off;

•	a Transition Services Agreement pursuant to which Barnes & Noble and we will provide each other specified services on a transitional basis to help ensure an orderly transition following the Spin-Off;

•	a Tax Matters Agreement that will govern the respective rights, responsibilities and obligations of Barnes & Noble and us after the Spin-Off with respect to all tax matters and will include restrictions to preserve the tax-free status of the Spin-Off; and

•	an Employee Matters Agreement that will address employment, compensation and benefits matters, including the allocation and treatment of assets and liabilities arising out of employee compensation and benefits programs in which our employees participated prior to the Spin-Off.

We describe these arrangements in greater detail under “Certain Relationships and Related Party Transactions—Agreements with Barnes & Noble,” and describe some of the risks of these arrangements under “Risk Factors—Risks Relating to the Spin-Off.”

Dividend Policy	Following the Spin-Off, we do not anticipate paying any cash dividends on our Common Stock in the foreseeable future. See “Dividend Policy” for more information.

Transfer Agent	Computershare

Risk Factors	Our business faces both general and specific risks and uncertainties. Our business also faces risks relating to the Spin-Off. Following the Spin-Off, we will also face risks associated with being an independent publicly-traded company. Accordingly, you should read carefully the information set forth under “Risk Factors.”

RISK FACTORS

You should carefully consider all of the information in this Prospectus and each of the risks described below, which we believe are the principal risks that we face. Some of the risks relate to our business, others to the Spin-Off. Some risks relate principally to the securities markets and ownership of our Common Stock. The risks and uncertainties described below are not the only ones faced by us. Additional risks and uncertainties not presently known or that are currently deemed immaterial also may impair our business operations. If any of the following risks occur, our business, financial condition, operating results and cash flows and the trading price of the Common Stock could be materially adversely affected.

Risks Relating to Our Business

We face significant competition in our business, and we expect such competition to increase.

The market for course materials, including textbooks and supplemental materials, is intensely competitive and subject to rapid change. We are experiencing growing competition from alternative media and alternative sources of textbooks and course-related materials, such as websites that sell textbooks, eBooks, digital content and other merchandise directly to students; online resources; publishers bypassing the bookstore distribution channel by selling directly to students and educational institutions; print-on-demand textbooks; textbook rental companies; and student-to-student transactions over the Internet. We also have competition from other college bookstore operators and educational content providers, including Follett Corporation, a contract operator of campus bookstores; Nebraska Book Company, a contract operator of on-campus and off-campus bookstores; Amazon.com, an e-commerce operator and a provider of contract services to colleges and universities, BBA Solutions, a college textbook retailer; Chegg.com, an online textbook rental company; CourseSmart, a digital course materials provider; Akademos, a virtual bookstore and marketplace for academic institutions; Rafter, a course materials management solution for higher educational institutions; bn.com, the e-commerce platform of Barnes & Noble and MBS Direct, an online bookstore provider; providers of eTextbooks, such as Apple iTunes, CourseSmart, Blackboard, Rafter and Google; and various private textbook rental websites. In addition, Amazon, Akademos and Rafter have recently begun to develop relationships with colleges and universities to provide online bookstore solutions. Many students purchase from multiple textbook providers, are highly price sensitive and can easily shift spending from one provider or format to another. As a consequence, in addition to being competitive in the service we provide to our customers, our textbook business faces significant price competition. Some of our competitors have adopted, and may continue to adopt, aggressive pricing policies and devote substantial resources to marketing, website and systems development. In addition, a variety of business models are being pursued for the provision of print textbooks, some of which may be more profitable or successful than our business model.

We may not be able to enter into new contracts and contracts for existing or additional college and university affiliated bookstores may not be profitable.

An important part of our business strategy is to expand sales for our college bookstore operations by being awarded additional contracts to manage bookstores for colleges and universities. Our ability to obtain those additional contracts is subject to a number of factors that we are not able to control. In addition, the anticipated strategic benefits of new and additional college and university bookstores may not be realized at all or may not be realized within the time frames contemplated by management. In particular, contracts for additional managed stores may involve a number of special risks, including adverse short-term effects on operating results, diversion of management’s attention and other resources, standardization of accounting systems, dependence on retaining, hiring and training key personnel, unanticipated problems or legal liabilities, and actions of our competitors and customers. Because certain terms of any contract are generally fixed for the initial term of the contract and involve judgments and estimates that may not be accurate, including for reasons outside of our control, we have contracts that are not profitable and may have such contracts in the future. Even if we have the right to terminate a contract, we may be reluctant to do so even when a contract is unprofitable due to, among other factors, the potential effect on our reputation.

We may not be able to successfully retain or renew our managed bookstore contracts on profitable terms.

We face significant competition in retaining existing store contracts and when renewing those contracts as they expire. Our contracts are typically for five years with renewal options but can range from two to 15 years, and most contracts are cancelable by either party without penalty, typically with 120 days’ notice. We may not be successful in retaining our current contracts, renewing our current contracts or renewing our current contracts on terms that provide us the opportunity to improve or maintain the profitability of managing the store.

Our business is dependent on the overall economic environment, college enrollment and consumer spending patterns.

A deterioration of the current economic environment could have a material adverse effect on our financial condition and operating results, as well as our ability to fund our growth and strategic business initiatives. Our business is affected by funding levels at colleges and universities and by changes in enrollments at colleges and universities, changes in student enrollments and lower spending on textbooks and general merchandise. The growth of our business depends on our ability to attract new students and to increase the level of engagement by existing students. To the extent we are unable to attract new students or students spend less generally, our business could be adversely affected.

We face the risk of disruption of supplier relationships and/or supply chain and/or inventory surplus.

The products that we sell originate from a wide variety of domestic and international vendors. During Fiscal 2014, our four largest suppliers accounted for approximately 48% of our merchandise purchased, with the largest supplier accounting for approximately 19% of our merchandise purchased. While we believe that our relationships with our suppliers are good, suppliers may modify the terms of these relationships due to general economic conditions or otherwise.

We do not have long-term arrangements with most of our suppliers to guarantee availability of merchandise, content or services, particular payment terms or the extension of credit limits. If our current suppliers were to stop selling merchandise, content or services to us on acceptable terms, including as a result of one or more supplier bankruptcies due to poor economic conditions, we may be unable to procure the same merchandise, content or services from other suppliers in a timely and efficient manner and on acceptable terms, or at all. In addition, our business is dependent on the continued supply of textbooks. The publishing industry generally has suffered recently due to, among other things, changing consumer preferences away from the print medium and the economic climate. A significant disruption in this industry generally or a significant unfavorable change in our relationships with key suppliers could adversely impact our business. In addition, any significant change in the terms that we have with our key suppliers including, payment terms, return policies, the discount or margin on products or changes to the distribution model of textbooks, could adversely affect our financial condition and liquidity. Furthermore, certain of our merchandise is sourced indirectly from outside the United States. Political or financial instability, merchandise quality issues, product safety concerns, trade restrictions, work stoppages, tariffs, foreign currency exchange rates, transportation capacity and costs, inflation, civil unrest, natural disasters, outbreaks of pandemics and other factors relating to foreign trade are beyond our control and could disrupt our supply of foreign-sourced merchandise.

In addition, we have significantly increased our textbook rental business, offering students a lower cost alternative to purchasing textbooks, which is also subject to certain inventory risks such as textbooks not being resold or re-rented due to delayed returns or poor condition, or faculty members not continuing to adopt or use certain textbooks.

Our business relies on certain key personnel.

Management believes that our continued success will depend to a significant extent upon the efforts and abilities of certain of our key personnel. The loss of the services of any of these key personnel could have a material adverse effect on our business. We do not maintain “key man” life insurance on any of our officers or other employees.

Our business is seasonal.

Our business is seasonal, with sales generally highest in the second and third fiscal quarters, when college students generally purchase textbooks for the upcoming semesters, and lowest in the first and fourth fiscal quarters. Less than satisfactory net sales during our peak fiscal quarters could have a material adverse effect on our financial condition or operating results for the year, and our results of operations from those quarters may not be sufficient to cover any losses that may be incurred in the other fiscal quarters of the year.

Our results also depend on the successful implementation of our strategic initiatives. We may not be able to implement these strategies successfully, on a timely basis or at all.

Our ability to grow depends upon a number of factors, including our ability to implement our strategic initiatives to retain and expand existing customer relationships, acquire new accounts, expand sales channels and marketing efforts, develop and market YuzuTM and other higher education digital products and adapt to changing industry trends. While we believe we have the capital resources, experience, management resources and internal systems to successfully operate our business, we may not be successful in implementing these strategies. Further, even if successfully implemented, our business strategy may not ultimately produce positive results.

We face data security risks with respect to personal information.

Our business involves the receipt, storage, processing and transmission of personal information about customers and employees. We may share information about such persons with vendors and third parties that assist with certain aspects of our business. Also, in connection with our student financial aid platform and the processing of university debit cards, we secure and have access to certain student personal information that has been provided to us by the universities we serve. Our handling and use of personal information is regulated at the international, federal and state levels. Privacy and information security laws, regulations, and standards such as the Payment Card Industry Data Security Standard change from time to time, and compliance with them may result in cost increases due to necessary systems changes and the development of new processes and may be difficult to achieve. If we fail to comply with these laws, regulations and standards, we could be subjected to legal risk. In addition, even if we fully comply with all laws, regulations and standards and even though we have taken significant steps to protect personal information, we could experience a data security breach, and our reputation could be damaged, possibly resulting in lost future sales or decreased usage of credit and debit card products. Because the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems, change frequently and often are not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. A party that is able to circumvent our security measures could misappropriate our or our users’ proprietary information and cause interruption in our operations. Any compromise of our data security could result in a violation of applicable privacy and other laws or standards, significant legal and financial exposure beyond the scope or limits of insurance coverage, increased operating costs associated with remediation, equipment acquisitions or disposal and added personnel, and a loss of confidence in our security measures, which could harm our business or affect investor confidence. Data security breaches may also result from non-technical means, for example, actions by an employee.

Our business could be impacted by changes in federal, state, local or international laws, rules or regulations.

We are subject to general business regulations and laws relating to all aspects of our business. These regulations and laws may cover taxation, privacy, data protection, our access to student financial aid, pricing and availability of educational materials, competition and/or antitrust, content, copyrights, distribution, college distribution, mobile communications, electronic contracts and other communications, consumer protection, the provision of online payment services, unencumbered Internet access to our services, the design and operation of websites, digital content (including governmental investigations and litigation relating to the agency pricing model for digital content distribution), the characteristics and quality of products and services and employee benefits (including the costs associated with complying with the Patient Protection and Affordable Care Act). Changes in federal, state, local or international laws, rules or regulations relating to these matters could increase our costs of doing business or otherwise impact our business.

Changes in tax laws and regulations might adversely impact our businesses or financial performance.

We collected sales tax on the majority of the products and services that we sold in our respective prior fiscal years that were subject to sales tax, and we generally have continued the same policies for sales tax within the current fiscal year. While management believes that the financial statements included elsewhere in this Prospectus reflect management’s best current estimate of any potential additional sales tax liability based on current discussions with taxing authorities, we cannot assure you that the outcome of any discussions with any taxing authority will not result in the payment of sales taxes for prior periods or otherwise, or that the amount of any such payments will not be materially in excess of any liability currently recorded. In the future, our businesses may be subject to claims for not collecting sales tax on the products and services we currently sell for which sales tax is not collected. In addition, our provision for income taxes and our obligation to pay income tax is based on existing federal, state and local tax laws. Changes to these laws, in particular as they relate to depreciation, amortization and cost of goods sold, could have a significant impact on our income tax provision, our projected cash tax liability, or both.

Our expansion into new products, services and technologies subjects us to additional business, legal, financial and competitive risks.

We may require additional capital in the future to sustain or grow our business. Our gross profits and margins in our newer activities may be lower than in our traditional activities, and we may not be successful enough in these newer activities to recoup our investments in them. In addition, we may have limited or no experience in our newer products and services, and our customers may not adopt our new product or service offerings. Some of these offerings, such as our commercial digital agreement with Pearson, may present new and difficult technological challenges, and we may be subject to claims if customers of these offerings experience service disruptions or failures or other quality issues.

We may not be able to adequately protect our intellectual property rights or may be accused of infringing upon intellectual property rights of third parties.

We regard our trademarks, service marks, copyrights, patents, trade dress, trade secrets, proprietary technology and similar intellectual property as important to our success, and we rely on trademark, copyright and patent law, domain name regulations, trade secret protection and confidentiality or license agreements to protect our proprietary rights, including our use of the Barnes & Noble trademark. Laws and regulations may not adequately protect our trademarks and similar proprietary rights. We may be unable to prevent third parties from acquiring domain names that are similar to, infringe upon or diminish the value of our trademarks and other proprietary or licensed rights.

We may not be able to discover or determine the extent of any unauthorized use of our proprietary rights. The protection of our intellectual property may require the expenditure of significant financial and managerial resources. Moreover, the steps we take to protect our intellectual property may not adequately protect our rights or prevent third parties from infringing or misappropriating our proprietary rights. We also cannot be certain that others will not independently develop or otherwise acquire equivalent or superior technology or other intellectual property rights.

Other parties also may claim that we infringe their proprietary rights. Because of the changes in Internet commerce and digital content businesses, current extensive patent coverage, and the rapid rate of issuance of new patents, it is possible that certain components of our products and business methods may unknowingly infringe existing patents or intellectual property rights of others.

Our digital content offerings depend in part on effective digital rights management technology to control access to digital content. If the digital rights management technology that we use is compromised or otherwise malfunctions, we could be subject to claims, and content providers may be unwilling to include their content in our service.

We do not own the Barnes & Noble trademark and instead rely on a license of that trademark and certain other trademarks, which license imposes limits on what those trademarks can be used to do.

In connection with the Spin-Off, Barnes & Noble will grant to us an exclusive, perpetual, fully paid up, non-transferable and non-sub-licensable license to use the trademarks “Barnes & Noble College” and “Barnes & Noble Education” and the non-exclusive, perpetual, fully paid up, non-transferable and non-sub-licensable license to use the mark “Barnes & Noble” in each case in the United States solely in connection with the management of college and university bookstores that adhere to the look and feel of Barnes & Noble retail stores, higher education products and services and digital education products and services. These restrictions may materially limit our ability to expand our operations in the future. In addition, we are reliant on Barnes & Noble to maintain the licensed trademarks.

We rely on third-party digital content and applications, which may not be available to us on commercially reasonable terms or at all.

We contract with certain third-parties to offer their digital content. Our licensing arrangements with these third-parties do not guarantee the continuation or renewal of these arrangements on reasonable terms, if at all. Some third-party content providers currently or in the future may offer competing products and services, and could take action to make it more difficult or impossible for us to license our content in the future. Other content owners, providers or distributors may seek to limit our access to, or increase the total cost of, such content. If we are unable to offer a wide variety of content at reasonable prices with acceptable usage rules, our business may be materially adversely affected.

Risks Relating to the Spin-Off

The Spin-Off could result in significant tax liability to Barnes & Noble and its stockholders.

The Spin-Off is conditioned on Barnes & Noble’s receipt of written opinions of Cravath, Swaine & Moore LLP and KPMG LLP to the effect that the Distribution will qualify for non-recognition of gain and loss to Barnes & Noble and its stockholders.

These opinions do not address any U.S. state or local or foreign tax consequences of the Spin-Off. The opinion assumes that the Spin-Off will be completed according to the terms of the Separation Agreement and rely on the facts as stated in the Separation Agreement, the Tax Matters Agreement, the other ancillary agreements, this Prospectus and a number of other documents. In addition, the opinion is based on certain representations as to factual matters from, and certain covenants by, Barnes & Noble and us. The opinions cannot be relied on if any of the assumptions, representations or covenants are incorrect, incomplete or inaccurate or are violated in any material respect.

The opinions are not binding on the Internal Revenue Service (“IRS”) or the courts, and we cannot assure you that the IRS or a court will not take a contrary position.

If the Spin-Off were determined not to qualify for non-recognition of gain and loss, U.S. Holders could be subject to tax. In this case, each U.S. Holder who receives our Common Stock in the Spin-Off would generally be treated as receiving a distribution in an amount equal to the fair market value of our Common Stock received, which would generally result in (i) a taxable dividend to the U.S. Holder to the extent of that U.S. Holder’s pro rata share of Barnes & Noble’s current and accumulated earnings and profits; (ii) a reduction in the U.S. Holder’s basis (but not below zero) in Barnes & Noble common stock to the extent the amount received exceeds the stockholder’s share of Barnes & Noble’s earnings and profits; and (iii) a taxable gain from the exchange of Barnes & Noble common stock to the extent the amount received exceeds the sum of the U.S. Holder’s share of Barnes & Noble’s earnings and profits and the U.S. Holder’s basis in its Barnes & Noble common stock.

If the Spin-Off were determined not to qualify for non-recognition of gain and loss, then Barnes & Noble would recognize gain in an amount up to the fair market value of our stock held by it immediately before the

Spin-Off. Under certain circumstances, we could have an indemnification obligation to Barnes & Noble with respect to tax on any such gain. See below and “Material U.S. Federal Income Tax Consequences of the Spin-Off” for more information.

We could have an indemnification obligation to Barnes & Noble if the Spin-Off were determined not to qualify for non-recognition treatment.

If, due to any of our covenants in the Tax Matters Agreement being breached, it were determined that the Spin-Off did not qualify for non-recognition of gain and loss under Section 355 of the Internal Revenue Code of 1986, as amended (the “Code”), we could be required to indemnify Barnes & Noble for the resulting taxes and related expenses. In addition, Section 355(e) of the Code generally creates a presumption that the Spin-Off would be taxable to Barnes & Noble, but not to holders, if we or our stockholders were to engage in transactions that result in a 50% or greater change by vote or value in the ownership of our stock during the four-year period beginning on the date that begins two years before the date of the Spin-Off, unless it were established that such transactions and the Spin-Off were not part of a plan or series of related transactions giving effect to such a change in ownership. If the Spin-Off were taxable to Barnes & Noble due to such 50% or greater change in the ownership of our stock Barnes & Noble would recognize gain in an amount up to the fair market value of our stock held by it immediately before the Spin-Off, and we generally would be required to indemnify Barnes & Noble for the tax on such gain and related expenses. See “Certain Relationships and Related Party Transactions—Agreements with Barnes & Noble—Tax Matters Agreement” for more information.

We intend to agree to numerous restrictions to preserve the non-recognition treatment of the Spin-Off, which may reduce our strategic and operating flexibility.

We intend to agree in the Tax Matters Agreement to covenants and indemnification obligations that address compliance with Section 355(e) of the Code. These covenants and indemnification obligations may limit our ability to pursue strategic transactions or engage in new businesses or other transactions that might maximize the value of our business, and could discourage or delay a strategic transaction that our stockholders may consider favorable. See “Certain Relationships and Related Party Transactions—Agreements with Barnes & Noble—Tax Matters Agreement” for more information.

We may be unable to achieve some or all of the benefits that we expect to achieve from the Spin-Off.

We believe that, as an independent publicly-traded company, we will be able to, among other things, better focus our financial and operational resources on our specific business, implement and maintain a capital structure designed to meet our specific needs, design and implement corporate strategies and policies that are targeted to our business, more effectively respond to industry dynamics and create effective incentives for our management and employees that are more closely tied to our business performance. However, by separating from Barnes & Noble, we may be more susceptible to market fluctuations and have less leverage with suppliers, and we may experience other adverse events. In addition, we may be unable to achieve some or all of the benefits that we expect to achieve as an independent company in the time we expect, if at all. The completion of the Spin-Off will also require significant amounts of our management’s time and effort, which may divert management’s attention from operating and growing our business.

We may be unable to make, on a timely or cost-effective basis, the changes necessary to operate as an independent publicly-traded company, and we may experience increased costs after the Spin-Off.

Barnes & Noble has provided us with various corporate services. Following the Spin-Off, Barnes & Noble will have no obligation to provide us with assistance other than the transition services described under “Certain Relationships and Related Party Transactions—Agreements with Barnes & Noble.” These services do not include every service that we have received from Barnes & Noble in the past, and Barnes & Noble is only obligated to provide these services for limited periods from the date of the Spin-Off. Accordingly, following the Spin-Off, we will need to provide internally or obtain from unaffiliated third parties the services we currently receive from Barnes & Noble. We may be unable to replace these services in a timely manner or on terms and conditions as favorable as those we receive from Barnes & Noble. We may be unable to successfully establish the infrastructure or implement the changes necessary to operate independently or may incur additional costs. If we fail to obtain the services necessary to operate effectively or if we incur greater costs in obtaining these services, our business, financial condition and results of operations may be adversely affected.

We have no operating history as an independent publicly-traded company, and our historical financial information is not necessarily representative of the results we would have achieved as an independent publicly-traded company and may not be a reliable indicator of our future results.

We derived the historical financial information included in this Prospectus from Barnes & Noble’s consolidated financial statements, and this information does not necessarily reflect the results of operations and financial position we would have achieved as an independent publicly-traded company during the periods presented or those that we will achieve in the future. This is primarily because of the following factors:

•	Prior to the Spin-Off, we operated as part of Barnes & Noble’s broader corporate organization, and Barnes & Noble performed various corporate functions for us. Our historical financial information reflects allocations of corporate expenses from Barnes & Noble for these and similar functions. These allocations may not reflect the costs we will incur for similar services in the future as an independent publicly-traded company.

•	We will enter into transactions with Barnes & Noble that did not exist prior to the Spin-Off or modify our existing agreements with Barnes & Noble, such as Barnes & Noble’s provision of transition services, which will cause us to incur new costs.

•	Our historical financial information does not reflect changes that we expect to experience in the future as a result of our separation from Barnes & Noble, including changes in our cost structure, personnel needs, tax structure, financing and business operations. As part of Barnes & Noble, we enjoyed certain benefits from Barnes & Noble’s operating diversity, size, purchasing power, borrowing leverage and available capital for investments, and we will lose these benefits after the Spin-Off. As an independent entity, we may be unable to purchase goods, services and technologies, such as insurance and health care benefits and computer software licenses or access capital markets on terms as favorable to us as those we obtained as part of Barnes & Noble prior to the Spin-Off.

Following the Spin-Off, we will also be responsible for the additional costs associated with being an independent publicly-traded company, including costs related to corporate governance, investor and public relations and public reporting. In addition, certain costs incurred by Barnes & Noble, including executive oversight, accounting, treasury, tax, legal, human resources, occupancy, procurement, information technology and other shared services, have historically been allocated to us by Barnes & Noble; but these allocations may not reflect the future level of these costs to us as we begin to provide these services ourselves. Therefore, our historical financial statements may not be indicative of our future performance as an independent publicly-traded company. We cannot assure you that our operating results will continue at a similar level when we are an independent publicly-traded company. For additional information about our past financial performance and the basis of presentation of our financial statements, see “Selected Historical Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical financial statements and the notes thereto included elsewhere in this Prospectus.

We may not be able to access the credit and capital markets at the times and in the amounts needed on acceptable terms.

From time to time we may need to access the long-term and short-term capital markets to obtain financing. Although we believe that the sources of capital in place at the time of the Spin-Off will permit us to finance our operations for the foreseeable future on acceptable terms and conditions, we have not previously accessed the capital markets as an independent public company, and our access to, and the availability of, financing on acceptable terms and conditions in the future will be impacted by many factors, including our financial performance, our credit ratings or absence thereof, the liquidity of the overall capital markets and the state of the economy. We cannot assure you that we will have access to the capital markets at the times and in the amounts needed or on terms acceptable to us.

Some of our contracts contain provisions requiring the consent of third parties in connection with the Spin-Off. If these consents are not obtained, we may be unable to enjoy the benefit of these contracts in the future.

Some of our contracts contain provisions that require the consent of third parties to the Spin-Off. Failure to obtain such consents on commercially reasonable and satisfactory terms may impair our entitlement to the benefit of these contracts in the future.

We may have been able to receive better terms from unaffiliated third parties than the terms we receive in our agreements with Barnes & Noble.

We will negotiate agreements with Barnes & Noble related to our separation from Barnes & Noble, including the Separation Agreement, Transition Services Agreement, Tax Matters Agreement and Employee Matters Agreement, while we are still part of Barnes & Noble. Accordingly, these agreements may not reflect terms that would have resulted from arms-length negotiations between unaffiliated parties. The terms of the agreements being negotiated relate to, among other things, allocations of assets, liabilities, rights, indemnifications and other obligations between Barnes & Noble and us. We may have received better terms from third parties because third parties may have competed with each other to win our business. See “Certain Relationships and Related Party Transactions” for more information.

Risks Relating to our Common Stock and the Securities Market

No market for the Common Stock currently exists, and an active trading market may not develop or be sustained after the Spin-Off. Following the Spin-Off, our stock price may fluctuate significantly.

There is currently no public market for the Common Stock. We intend to apply to list the Common Stock on the NYSE. We anticipate that before the Distribution Date, trading of shares of the Common Stock will begin on a “when-issued” basis and this trading will continue up to and including the Distribution Date. However, an active trading market for the Common Stock may not develop as a result of the Spin-Off or may not be sustained in the future. The lack of an active market may make it more difficult for stockholders to sell our shares and could lead to our share price being depressed or volatile.

We cannot predict the prices at which the Common Stock may trade after the Spin-Off. The market price of the Common Stock may fluctuate widely, depending on many factors, some of which may be beyond our control, including:

•	actual or anticipated fluctuations in our operating results due to factors related to our businesses;

•	success or failure of our business strategies, including our digital education initiative;

•	our quarterly or annual earnings or those of other companies in our industries;

•	our ability to obtain financing as needed;

•	announcements by us or our competitors of significant acquisitions or dispositions;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	the failure of securities analysts to cover the Common Stock after the Spin-Off;

•	changes in earnings estimates by securities analysts or our ability to meet those estimates;

•	the operating and stock price performance of other comparable companies;

•	investor perception of our company and the college bookstore industry;

•	overall market fluctuations;

•	results from any material litigation or government investigation;

•	changes in laws and regulations (including tax laws and regulations) affecting our business;

•	changes in capital gains taxes and taxes on dividends affecting stockholders; and

•	general economic conditions and other external factors.

Furthermore, our business profile and market capitalization may not fit the investment objectives of some Barnes & Noble stockholders and, as a result, these Barnes & Noble stockholders may sell their shares of our Common Stock after the Spin-Off. See “Risk Factors—Substantial sales of the Common Stock may occur in connection with the Spin-Off, which could cause our stock price to decline.” Low trading volume for the Common Stock, which may occur if an active trading market does not develop, among other reasons, would amplify the effect of the above factors on our stock price volatility.

Stock markets in general have experienced volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations could adversely affect the trading price of the Common Stock.

Substantial sales of the Common Stock may occur in connection with the Spin-Off, which could cause our stock price to decline.

Barnes & Noble stockholders receiving shares of Common Stock in the Spin-Off generally may sell those shares immediately in the public market. Although we have no actual knowledge of any plan or intention of any significant stockholder to sell our Common Stock following the Spin-Off, it is likely that some Barnes & Noble stockholders, possibly including some of its larger stockholders, will sell their shares received in the Spin-Off if, for reasons such as our business profile or market capitalization as an independent company, we do not fit their investment objectives, or, in the case of index funds, we are not a participant in the index in which they are investing. The sales of significant amounts of the Common Stock or the perception in the market that this will occur may decrease the market price of the Common Stock.

We may have shares of preferred stock that will be convertible into Common Stock.

In connection with the Spin-Off, Barnes & Noble is obligated to give notice to Series J Holders of the Spin-Off not more than 60 business days and not less than 20 business days prior to the effective date of the Spin-Off, and upon receipt of such notice, Series J Holders may elect to exchange all or a portion of their Series J Preferred Stock for an equivalent number of shares of Mirror Preferred Stock and Barnes & Noble Exchange Preferred Stock. Any Mirror Preferred Stock will have an initial conversion rate equal to the product of (x) the conversion rate applicable to the Series J Preferred Stock on the effective date of the Spin-Off (which, as of             , would have been             ) and (y) the Distribution Ratio. As of             , the Mirror Preferred Stock would have had a conversion rate of             . The conversion rate will be subject to customary anti-dilution adjustments.

As of                     , 2015, Barnes & Noble had 204,000 shares of Series J Preferred Stock outstanding, which would have been convertible into no more than 12,000,000 shares of Barnes & Noble common stock. As of                     , 2015, assuming the Series J Holders elect to exchange all of their Series J Preferred Stock for an equivalent number of shares of Mirror Preferred Stock, we would have had 204,000 shares of Mirror Preferred Stock outstanding after the Spin-Off, which would be convertible into no more than             shares of our Common Stock, representing approximately     % of our outstanding Common Stock. These shares of Common Stock could create an excess supply of our stock if any significant resale were to occur after the conversion.

In addition, since the liquidation preference for any Mirror Preferred Stock issued to Series J Holders (and the related Barnes & Noble Exchange Preferred Stock) will be based on the relative trading values of the Common Stock and the Barnes & Noble common stock during the five trading days immediately following the Spin-Off, the trading price of the Barnes & Noble common stock could be affected during this period.

The concentration of our capital stock ownership may limit our stockholders’ ability to influence corporate matters and may involve other risks.

Leonard Riggio, the founder of Barnes & Noble, is currently the beneficial owner of an aggregate of approximately 18.9% of Barnes & Noble’s outstanding common stock as of December 31, 2014. Upon completion of the Spin-Off, Leonard Riggio would hold the same percentage of our outstanding Common Stock.

This significant ownership may limit the ability of our other stockholders to influence corporate matters and, as a result we may take actions with which its other stockholders do not agree. In addition, there may be risks related to the relationships Leonard Riggio and other members of the Riggio family have with the various entities with which we have related party transactions.

We do not intend to pay any cash dividends in the foreseeable future and, therefore, any return on your investment in our Common Stock must come from increases in the fair market value and trading price of the Common Stock.

We do not intend to pay cash dividends on our Common Stock in the foreseeable future. We expect to retain future earnings, if any, for reinvestment in our business. Also, any credit agreements, which we may enter into, may restrict our ability to pay dividends. Whether we pay cash dividends in the future will be at the discretion of our Board and will be dependent upon our financial condition, results of operations, cash requirements, future prospects and any other factors our Board deems relevant. Therefore, any return on your investment in our Common Stock must come from increases in the fair market value and trading price of the Common Stock. For more information, see “Dividend Policy.”

Your percentage ownership in the Company may be diluted in the future.

Your percentage ownership in the Company may be diluted in the future because of equity awards that we expect to grant to our directors, officers and other employees. Prior to the Spin-Off, we expect to approve an incentive plan that will provide for the grant of Common Stock-based equity awards to our directors, officers and other employees. In addition, we may issue equity as all or part of the consideration paid for acquisitions and strategic investments that we may make in the future or as necessary to finance our ongoing operations. Also, to the extent Mirror Preferred Stock is issued in connection with the Spin-Off and such Mirror Preferred Stock is subsequently converted, the number of shares of Common Stock outstanding will increase.

Provisions in our Amended and Restated Certificate of Incorporation and Amended and Restated By-laws and of Delaware law may prevent or delay an acquisition of the Company, which could decrease the trading price of the Common Stock.

Prior to the Spin-Off, we will amend and restate our certificate of incorporation and by-laws. Those amended and restated documents will contain provisions, which together with applicable Delaware law, may discourage, delay or prevent a merger or acquisition that our stockholders consider favorable.

These provisions may discourage, delay or prevent certain types of transactions involving an actual or a threatened acquisition or change in control of the Company, including unsolicited takeover attempts, even though the transaction may offer our stockholders the opportunity to sell their Common Stock at a price above the prevailing market price. See “Description of Our Capital Stock—Certain Provisions of Delaware Law, Our Amended and Restated Certificate of Incorporation and Amended and Restated By-laws” for more information.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This Prospectus contains certain forward-looking statements and information relating to our business that are based on the beliefs of our management as well as assumptions made by and information currently available to our management. When used in this communication, the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “forecasts,” “projections,” and similar expressions, as they relate to us or our management, identify forward-looking statements. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this Prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

Such statements reflect our current views with respect to future events, the outcome of which is subject to certain risks, including, among others:

•	general competitive conditions, including actions our competitors may take to grow their businesses;

•	trends and challenges to our business and in the locations in which we have stores;

•	decisions by colleges and universities to outsource their bookstore operations or change the operation of their bookstores;

•	non-renewal of contracts;

•	the general economic environment, college enrollment and consumer spending patterns, including decreases in university spending;

•	decreased consumer demand for our products, low growth or declining sales;

•	disruptions to our computer systems, data lines, telephone systems or supply chain, including the loss of suppliers;

•	changes to payment terms, return policies, the discount or margin on products or other terms with our suppliers;

•	risks associated with data privacy, information security and intellectual property;

•	work stoppages or increases in labor costs;

•	our ability to attract and retain employees;

•	possible increases in shipping rates or interruptions in shipping service, effects of competition;

•	obsolete or excessive inventory;

•	product shortages;

•	our ability to successfully implement our strategic initiatives;

•	the performance of our online, digital and other initiatives, including possible delays in the deployment of, and further enhancements to, YuzuTM and any future higher education digital products;

•	technological changes;

•	risk that digital sales growth is less than expectations and the risk that it does not exceed the rate of investment spend;

•	higher-than-anticipated store closings;

•	changes in law or regulation;

•	the amount of our indebtedness and ability to comply with covenants applicable to any future debt financing;

•	our ability to satisfy future capital and liquidity requirements;

•	our ability to access the credit and capital markets at the times and in the amounts needed and on acceptable terms;

•	adverse results from litigation, governmental investigations or tax-related proceedings or audits;

•	changes in accounting standards;

•	the potential adverse impact on our business resulting from the Spin-Off; and

•	the other risks and uncertainties detailed in the section titled “Risk Factors.”

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results or outcomes may vary materially from those described as anticipated, believed, estimated, expected, intended or planned. Subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements in this paragraph. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise after the date of this Prospectus except to the extent required by law.

THE SPIN-OFF

Background

On February 26, 2015, Barnes & Noble announced plans for the complete legal and structural separation of the Company from Barnes & Noble. Barnes & Noble will distribute all of its equity interest in us, consisting of all of the outstanding shares of our Common Stock, to Barnes & Noble’s stockholders on a pro rata basis. Following the Spin-Off, Barnes & Noble will not own any equity interest in us, and we will operate independently from Barnes & Noble. No approval of Barnes & Noble’s common stockholders is required in connection with the Spin-Off, and Barnes & Noble’s common stockholders will not have any appraisal rights in connection with the Spin-Off.

The Spin-Off is subject to the satisfaction, or the Barnes & Noble board of directors’ waiver, of a number of conditions. In addition, Barnes & Noble has the right not to complete the Spin-Off if, at any time, the Barnes & Noble Board determines, in its sole and absolute discretion, that the Spin-Off is not in the best interests of Barnes & Noble or its stockholders or is otherwise not advisable. For a more detailed description, see “The Spin-Off—Conditions to the Spin-Off.”

Reasons for the Spin-Off

The Barnes & Noble board of directors considered the following potential benefits in deciding to pursue the Spin-Off:

•	The opportunities and challenges we expect to arise in the immediate future of the Barnes & Noble retail business differ markedly from those of our business. For Barnes & Noble, increasing foot traffic in existing locations, adapting offerings to shifting consumer tastes and patterns and harmonizing the in-store, online and digital experiences will require a fully engaged board of directors and management team that has a different skill set and experience than those required to execute our goals and strategic initiatives. We believe the Spin-Off will enhance the ability of Barnes & Noble and the Company to focus on their respective strategies.

•	Our near-term goals for our business include the expansion of both the scale and the scope of the historic business model and also pursuing growth opportunities more broadly in the education sector, including by enhancing and expanding our digital assets. Achieving these goals will likely require acquisitions or mergers funded, in part, with capital raises and strategic alliances with other companies. Our business will be separate and distinct from Barnes & Noble’s business and, accordingly, we believe that pursuing such growth opportunities will be greatly facilitated with a capital structure that is tailored for the Company’s needs, separate from those of Barnes & Noble.

•	The Spin-Off will establish the Company as an independent publicly traded corporation, which we believe will meaningfully enhance its industry market perception, thereby providing greater growth opportunities for us than our consolidated operation as a division of Barnes & Noble.

When and How You Will Receive Company Shares

Barnes & Noble will distribute to its stockholders, as a pro rata dividend,             share of our Common Stock for every share of Barnes & Noble common stock outstanding as of                     , 2015, the Record Date of the Distribution.

Prior to the Spin-Off, Barnes & Noble will deliver all of the issued and outstanding shares of our Common Stock to the distribution agent. Computershare will serve as distribution agent in connection with the Distribution and as transfer agent and registrar for our Common Stock.

If you own Barnes & Noble common stock as of the close of business on , 2015, the shares of our Common Stock that you are entitled to receive in the Distribution will be issued to your account as follows:

•

Registered stockholders. If you own your shares of Barnes & Noble common stock directly through Barnes & Noble’s transfer agent, Computershare, you are a registered stockholder. In this case, the distribution agent will credit the whole shares of our Common Stock you receive in the Distribution by way of direct registration in book-entry form to a new account with our transfer agent. Registration in book-entry form refers to a method of recording share ownership where no physical stock certificates are issued to stockholders, as is the case in the Distribution. You will be able to access information regarding your book-entry account holding our shares at Computershare.

Commencing on or shortly after the Distribution Date, the distribution agent will mail to you an account statement that indicates the number of whole shares of our Common Stock that have been registered in book-entry form in your name. We expect it will take the distribution agent up to two weeks after the Distribution Date to complete the distribution of the shares of our Common Stock and mail statements of holding to all registered stockholders.

•	“Street name” or beneficial stockholders. Most Barnes & Noble stockholders own their shares of Barnes & Noble common stock beneficially through a bank, broker or other nominee. In these cases, the bank, broker or other nominee holds the shares in “street name” and records your ownership on its books. If you own your shares of Barnes & Noble common stock through a bank, broker or other nominee, your bank, broker or other nominee will credit your account with the whole shares of our Common Stock that you receive in the Distribution on or shortly after the Distribution Date. We encourage you to contact your bank, broker or other nominee if you have any questions concerning the mechanics of having shares held in “street name.”

If you sell any of your shares of Barnes & Noble common stock on or before the Distribution Date, the buyer of those shares may in some circumstances be entitled to receive the shares of our Common Stock to be distributed in respect of the Barnes & Noble shares you sold. See “The Spin-Off—Trading Prior to the Distribution Date” for more information.

We are not asking Barnes & Noble stockholders to take any action in connection with the Spin-Off. No approval of the holders of Barnes & Noble common stock is required for the Spin-Off. We are not asking you for a proxy and request that you not send us a proxy. We are also not asking you to make any payment or surrender or exchange any of your shares of Barnes & Noble common stock for shares of our Common Stock. The number of outstanding shares of Barnes & Noble common stock will not change as a result of the Spin-Off.

Number of Shares You Will Receive

On the Distribution Date, you will receive             share of our Common Stock for every share of Barnes & Noble common stock you hold on the Record Date.

Treatment of Fractional Shares

The distribution agent will not distribute any fractional shares of our Common Stock in connection with the Spin-Off. Instead, the distribution agent will aggregate all fractional shares into whole shares and sell the whole shares in the open market at prevailing market prices on behalf of Barnes & Noble stockholders entitled to receive a fractional share. The distribution agent will then distribute the aggregate cash proceeds of the sales, net of brokerage fees and other costs, pro rata to these holders (net of any required withholding for taxes applicable to each holder). We anticipate that the distribution agent will make these sales in the “when-issued” market, and “when-issued” trades will generally settle within four trading days following the Distribution Date. See “The Spin-Off—Trading Prior to the Distribution Date” for additional information regarding “when-issued” trading. The distribution agent will, in its sole discretion, without any influence by Barnes & Noble or us, determine when, how, through which broker-dealer and at what price to sell the whole shares. The distribution agent is not, and any broker-dealer used by the distribution agent will not be, an affiliate of either Barnes & Noble or us.

The distribution agent will send to each registered holder of Barnes & Noble common stock entitled to a fractional share a check in the cash amount deliverable in lieu of that holder’s fractional share as soon as practicable following the Distribution Date. We expect the distribution agent to take about             after the

Distribution Date to complete the distribution of cash in lieu of fractional shares to Barnes & Noble stockholders. If you hold your shares through a bank, broker or other nominee, your bank, broker or nominee will receive, on your behalf, your pro rata share of the aggregate net cash proceeds of the sales. No interest will be paid on any cash you receive in lieu of a fractional share. The cash you receive in lieu of a fractional share will generally be taxable to you for U.S. federal income tax purposes. See “Material U.S. Federal Income Tax Consequences of the Spin-Off” for more information.

Results of the Spin-Off

After the Spin-Off, we will be an independent publicly-traded company. Immediately following the Spin-Off, we expect to have approximately         holders of shares of our Common Stock and approximately million shares of our Common Stock outstanding, based on the number of Barnes & Noble stockholders and shares of Barnes & Noble common stock outstanding on                     , 2015. The actual number of shares of our Common Stock Barnes & Noble will distribute in the Spin-Off will depend on the actual number of shares of Barnes & Noble common stock outstanding on the Record Date, which will reflect any issuance of new shares or exercises of outstanding options pursuant to Barnes & Noble’s equity plans, and any repurchase of Barnes & Noble shares by Barnes & Noble under its common stock repurchase program, on or prior to the Record Date. The Spin-Off will not affect the number of outstanding shares of Barnes & Noble common stock or any rights of Barnes & Noble stockholders, although we expect the trading price of shares of Barnes & Noble common stock immediately following the Distribution to be lower than immediately prior to the Distribution because the trading price of Barnes & Noble common stock will no longer reflect the value of the Company. Furthermore, until the market has fully analyzed the value of Barnes & Noble without the Company, the trading price of shares of Barnes & Noble common stock may fluctuate. In addition, since the liquidation preference for any Mirror Preferred Stock issued to Series J Holders (and the related Barnes & Noble Exchange Preferred Stock) will be based on the relative trading values of the Common Stock and the Barnes & Noble common stock immediately following the Spin-Off, the trading price of the Barnes & Noble common stock could be affected during this period.

Before our separation from Barnes & Noble, we intend to enter into a Separation Agreement and several other agreements with Barnes & Noble related to the Spin-Off. These agreements will govern the relationship between us and Barnes & Noble up to and after completion of the Spin-Off and allocate between us and Barnes & Noble various assets, liabilities, rights and obligations, including employee benefits, intellectual property and tax-related assets and liabilities. We describe these arrangements in greater detail under “Certain Relationships and Related Party Transactions—Agreements with Barnes & Noble.”

Listing and Trading of the Common Stock

As of the date of this Prospectus, we are a wholly owned subsidiary of Barnes & Noble. Accordingly, no public market for our Common Stock currently exists, although a “when-issued” market in the Common Stock may develop prior to the Spin-Off. See “The Spin-Off—Trading Prior to the Distribution Date” below for an explanation of a “when-issued” market. We intend to list the Common Stock on the NYSE under the symbol “BNED.” Following the Spin-Off, Barnes & Noble common stock will continue to trade on the NYSE under the symbol “BKS.”

Neither we nor Barnes & Noble can assure you as to the trading price of Barnes & Noble common stock or our Common Stock after the Spin-Off, or as to whether the combined trading prices of our Common Stock and the Barnes & Noble common stock after the Spin-Off will be less than, equal to or greater than the trading prices of Barnes & Noble common stock prior to the Spin-Off. The trading price of our Common Stock may fluctuate significantly following the Spin-Off. See “Risk Factors—Risks Relating to Our Common Stock and the Securities Market” for more detail.

The shares of our Common Stock distributed to Barnes & Noble stockholders will be freely transferable, except for shares received by individuals who are our affiliates. Individuals who may be considered our affiliates after the Spin-Off include individuals who control, are controlled by or are under common control with us, as those terms generally are interpreted for federal securities law purposes. These individuals may include some or all of our directors and executive officers. Individuals who are our affiliates will be permitted to sell their shares of our Common Stock only pursuant to an effective registration statement under the Securities Act, or an exemption from the registration requirements of the Securities Act, such as those afforded by Section 4(1) of the Securities Act or Rule 144 thereunder.

Trading Prior to the Distribution Date

We anticipate that trading in the Common Stock will begin on a “when-issued” basis as early as two trading days prior to the Record Date for the Distribution and continue up to and including the Distribution Date. “When-issued” trading in the context of a spin-off refers to a sale or purchase made conditionally on or before the Distribution Date because the securities of the spun-off entity have not yet been distributed. If you own shares of Barnes & Noble common stock at the close of business on the Record Date, you will be entitled to receive shares of the Common Stock in the Distribution. You may trade this entitlement to receive shares of our Common Stock, without the shares of Barnes & Noble common stock you own, on the “when-issued” market. We expect “when-issued” trades of the Common Stock to settle within four trading days after the Distribution Date. On the first trading day following the Distribution Date, we expect that “when-issued” trading of the Common Stock will end and “regular-way” trading will begin.

We also anticipate that, as early as two trading days prior to the Record Date and continuing up to and including the Distribution Date, there will be two markets in Barnes & Noble common stock: a “regular-way” market and an “ex-distribution” market. Shares of Barnes & Noble common stock that trade on the regular-way market will trade with an entitlement to receive shares of our Common Stock in the Distribution. Shares that trade on the ex-distribution market will trade without an entitlement to receive shares of the Common Stock in the Distribution. Therefore, if you sell shares of Barnes & Noble common stock in the regular-way market up to and including the Distribution Date, you will be selling your right to receive shares of our Common Stock in the Distribution. However, if you own shares of Barnes & Noble common stock at the close of business on the Record Date and sell those shares on the ex-distribution market up to and including the Distribution Date, you will still receive the shares of our Common Stock that you would otherwise be entitled to receive in the Distribution.

Following the Distribution Date, we expect shares of our Common Stock to be listed on the NYSE under the trading symbol “BNED.” If “when-issued” trading occurs, the listing for our Common Stock is expected to be under a trading symbol different from our regular-way trading symbol. We will announce our “when-issued” trading symbol when and if it becomes available. If the Spin-Off does not occur, all “when-issued” trading will be null and void.

Conditions to the Spin-Off

We expect that the separation will be effective on the Distribution Date, provided that the following conditions shall have been satisfied or waived by Barnes & Noble:

•	the Barnes & Noble board of directors shall have authorized and approved the Distribution and not withdrawn such authorization and approval, and shall have declared the dividend of our Common Stock to Barnes & Noble stockholders;

•	the Separation Agreement and the ancillary agreements contemplated by the Separation Agreement shall have been executed by each party to those agreements;

•	we shall have entered into a credit facility and any other financing we determine to be necessary or advisable, in each case, on terms and conditions acceptable to us;

•	Barnes & Noble shall have obtained an amendment to or replacement of the B&N Credit Facility permitting the Spin-Off;

•	the SEC shall have declared effective our Registration Statement on Form S-1, of which this Prospectus is a part, under the Securities Act, and no stop order suspending the effectiveness of our Registration Statement shall be in effect and no proceedings for that purpose shall be pending before or threatened by the SEC;

•	our Common Stock shall have been accepted for listing on the NYSE or another national securities exchange approved by Barnes & Noble, subject to official notice of issuance;

•	Barnes & Noble shall have received the written opinions of Cravath, Swaine & Moore LLP and KPMG LLP, which shall remain in full force and effect, that, subject to the accuracy of and compliance with certain representations, warranties and covenants, the Distribution will qualify for non-recognition of gain and loss to Barnes & Noble and its stockholders;

•	the Barnes & Noble board of directors shall have received a solvency opinion from a financial advisor, in form and substance acceptable to the board of directors, regarding the effect of the Spin-Off;

•	no order, injunction or decree issued by any governmental authority of competent jurisdiction or other legal restraint or prohibition preventing consummation of the Distribution shall be in effect, and no other event outside the control of Barnes & Noble shall have occurred or failed to occur that prevents the consummation of the Distribution;

•	no other events or developments shall have occurred prior to the Distribution Date that, in the judgment of the Barnes & Noble Board, would result in the Spin-Off having a material adverse effect on Barnes & Noble or its stockholders;

•	prior to the Distribution Date, this Prospectus shall have been mailed to the holders of Barnes & Noble common stock;

•	Barnes & Noble shall have duly elected the individuals to be listed as members of our post-Distribution board of directors in this Prospectus, and such individuals shall be the members of our board of directors, which we refer to as our “Board,” immediately after the Distribution; provided that our current directors shall appoint at least one independent director to serve on our Board and Audit and Finance Committee prior to the date on which “when-issued” trading of our Common Stock commences;

•	immediately prior to the Distribution Date, our Amended and Restated Certificate of Incorporation and Amended and Restated By-laws, each in substantially the form filed as an exhibit to the Registration Statement on Form S-1, of which this Prospectus is a part, shall be in effect; and

•	Barnes & Noble shall have received a certificate signed by our Chief Financial Officer, dated as of the Distribution Date, certifying the satisfaction of certain conditions.

Reasons for Furnishing this Prospectus

We are furnishing this Prospectus solely to provide information to Barnes & Noble’s stockholders who will receive shares of our Common Stock in the Distribution. You should not construe this Prospectus as an inducement or encouragement to buy, hold or sell any of our securities or any securities of Barnes & Noble. We believe that the information contained in this Prospectus is accurate as of the date set forth on the cover. Changes to the information contained in this Prospectus may occur after that date, and neither we nor Barnes & Noble undertakes any obligation to update the information except in the normal course of our and Barnes & Noble’s public disclosure obligations and practices and except as required by applicable law.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE SPIN-OFF

Consequences to U.S. Holders of Barnes & Noble Common Stock

The following is a summary of the material U.S. federal income tax consequences to holders of Barnes & Noble common stock in connection with the Distribution. This summary is based on the Code, the Treasury Regulations promulgated under the Code and judicial and administrative interpretations of those laws, in each case as in effect and available as of the date of this Prospectus and all of which are subject to change at any time, possibly with retroactive effect. Any such change could affect the tax consequences described below.

This summary is limited to holders of Barnes & Noble common stock that are U.S. Holders, as defined immediately below, that hold their Barnes & Noble common stock as a capital asset. A “U.S. Holder” is a beneficial owner of Barnes & Noble common stock that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or a resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States or any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or, in the case of a trust that was treated as a domestic trust under law in effect before 1997, a valid election is in place under applicable Treasury Regulations.

This summary does not discuss all tax considerations that may be relevant to stockholders in light of their particular circumstances, nor does it address the consequences to stockholders subject to special treatment under the U.S. federal income tax laws, such as:

•	dealers or traders in securities or currencies;

•	tax-exempt entities;

•	banks, financial institutions or insurance companies;

•	real estate investment trusts, regulated investment companies or grantor trusts;

•	persons who acquired Barnes & Noble common stock pursuant to the exercise of employee stock options or otherwise as compensation;

•	stockholders who own, or are deemed to own, 10% or more, by voting power or value, of Barnes & Noble equity;

•	stockholders owning Barnes & Noble common stock as part of a position in a straddle or as part of a hedging, conversion or other risk reduction transaction for U.S. federal income tax purposes;

•	certain former citizens or long-term residents of the United States;

•	stockholders who are subject to the alternative minimum tax; or

•	persons who own Barnes & Noble common stock through partnerships or other pass-through entities.

This summary does not address any U.S. state or local or foreign tax consequences or any estate, gift or other non-income tax consequences.

If a partnership, or any other entity treated as a partnership for U.S. federal income tax purposes, holds Barnes & Noble common stock, the tax treatment of a partner in that partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its own tax advisor as to its tax consequences.

YOU SHOULD CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE U.S. FEDERAL, STATE AND LOCAL AND FOREIGN TAX CONSEQUENCES OF THE DISTRIBUTION.

General

Subject to the qualifications and limitations set forth herein (including the discussion below relating to the receipt of cash in lieu of fractional shares), Cravath, Swaine & Moore LLP, counsel to Barnes & Noble, and KPMG LLP, tax advisor to the Company, are of the opinion that for U.S. federal income tax purposes:

•	no gain or loss will be recognized by, or be includible in the income of, a U.S. Holder as a result of the Distribution, except with respect to any cash received in lieu of fractional shares;

•	the aggregate tax basis of the Barnes & Noble common stock and Common Stock held by each U.S. Holder immediately after the Distribution will be the same as the aggregate tax basis of the Barnes & Noble common stock held by the U.S. Holder immediately before the Distribution, allocated between the Barnes & Noble common stock and our Common Stock in proportion to their relative fair market values on the date of the Distribution (subject to reduction upon the deemed sale of any fractional shares); and

•	the holding period of our Common Stock received by each U.S. Holder will include the holding period of their Barnes & Noble common stock, provided that such Barnes & Noble common stock is held as a capital asset on the date of the Distribution.

U.S. Holders that have acquired different blocks of Barnes & Noble common stock at different times or at different prices should consult their tax advisors regarding the allocation of their aggregate adjusted tax basis among, and the holding period of, shares of our Common Stock distributed with respect to such blocks of Barnes & Noble common stock.

If a U.S. Holder receives cash in lieu of a fractional share of Common Stock as part of the Distribution, the U.S. Holder will be treated as though it first received a distribution of the fractional share in the Distribution and then sold it for the amount of cash actually received. Provided the fractional share is considered to be held as a capital asset on the date of the Distribution, the U.S. Holder will generally recognize capital gain or loss measured by the difference between the cash received for such fractional share and the U.S. Holder’s tax basis in that fractional share, as determined above. Such capital gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period for the Barnes & Noble common stock is more than one year on the date of the Distribution.

The opinions do not address any U.S. state or local or foreign tax consequences of the Spin-Off. The opinions assume that the Spin-Off will be completed according to the terms of the Separation Agreement and rely on the facts as stated in the Separation Agreement, the Tax Matters Agreement, the other ancillary agreements, this Prospectus and a number of other documents. In addition, the opinions are based on certain representations as to factual matters from, and certain covenants by, Barnes & Noble and us. The opinions cannot be relied on if any of the assumptions, representations or covenants are incorrect, incomplete or inaccurate or are violated in any material respect.

The opinions are not binding on the IRS or the courts, and we cannot assure you that the IRS or a court will not take a contrary position.

If the Distribution were determined not to qualify for non-recognition of gain and loss, the above consequences would not apply and U.S. Holders could be subject to tax. In this case, each U.S. Holder who receives our Common Stock in the Distribution would generally be treated as receiving a distribution in an amount equal to the fair market value of our Common Stock received, which would generally result in:

•	a taxable dividend to the U.S. Holder to the extent of that U.S. Holder’s pro rata share of Barnes & Noble’s current and accumulated earnings and profits;

•	a reduction in the U.S. Holder’s basis (but not below zero) in Barnes & Noble common stock to the extent the amount received exceeds the stockholder’s share of Barnes & Noble’s earnings and profits; and

•	a taxable gain from the exchange of Barnes & Noble common stock to the extent the amount received exceeds the sum of the U.S. Holder’s share of Barnes & Noble’s earnings and profits and the U.S. Holder’s basis in its Barnes & Noble common stock.

Backup Withholding and Information Statement

Payments of cash in lieu of a fractional share of our Common Stock may, under certain circumstances, be subject to “backup withholding,” unless a U.S. Holder provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with the requirements of the backup withholding rules. Corporations will generally be exempt from backup withholding, but may be required to provide a certification to establish their entitlement to the exemption. Backup withholding is not an additional tax, and it may be refunded or credited against a U.S. Holder’s U.S. federal income tax liability if the required information is timely supplied to the IRS.

Treasury Regulations require each Barnes & Noble stockholder that, immediately before the Distribution, owned 5% or more (by vote or value) of the total outstanding stock of Barnes & Noble to attach to such stockholder’s U.S. federal income tax return for the year in which the Distribution occurs a statement setting forth certain information related to the Distribution.

Consequences to Barnes & Noble

The following is a summary of the material U.S. federal income tax consequences to Barnes & Noble in connection with the Spin-Off that may be relevant to holders of Barnes & Noble common stock.

Subject to the qualifications and limitations set forth herein, Cravath, Swaine & Moore LLP, counsel to Barnes & Noble, and KPMG LLP, tax advisor to the Company, are of the opinion that the Distribution will qualify for non-recognition of gain and loss under Section 355 of the Code for U.S. federal income tax purposes. The opinions are subject to the same qualifications and limitations as are set forth above in relation to the opinion of counsel regarding consequences to U.S. Holders.

If the Distribution were determined not to qualify for non-recognition of gain and loss under Section 355 of the Code, then Barnes & Noble would recognize gain in an amount up to the fair market value of our stock held by it immediately before the Distribution.

Indemnification Obligation

If, due to any of our covenants in the Tax Matters Agreement being breached, it were determined that the Distribution did not qualify for non-recognition of gain and loss under Section 355 of the Code we could be required to indemnify Barnes & Noble for taxes resulting from the recognition of gain described above and related expenses. In addition, current tax law generally creates a presumption that the Distribution would be taxable to Barnes & Noble, but not to Barnes & Noble’s stockholders, if we or our stockholders were to engage in transactions that result in a 50% or greater change by vote or value in the ownership of our stock during the four-year period beginning on the date that begins two years before the date of the Distribution, unless it were established that such transactions and the Distribution were not part of a plan or series of related transactions giving effect to such a change in ownership. If the Distribution were taxable to Barnes & Noble due to such a 50% or greater change in ownership of our stock, Barnes & Noble would recognize gain in an amount up to the fair market value of our Common Stock held by it immediately before the Distribution and we generally would be required to indemnify Barnes & Noble for the tax on such gain and related expenses.

USE OF PROCEEDS

We will not receive any proceeds from the Distribution of the Common Stock in the Spin-Off.

DETERMINATION OF OFFERING PRICE

No consideration will be paid for the shares of Common Stock distributed in the Spin-Off.

DIVIDEND POLICY

We do not intend, following the Spin-Off, to pay cash dividends on our Common Stock in the foreseeable future. We expect to retain future earnings, if any, for reinvestment in our business. We will not be permitted to pay dividends on the Common Stock, unless all dividends on any Mirror Preferred Stock that may be issued have been paid in full. Also, any credit agreements which we may enter into may restrict our ability to pay dividends. The payment of dividends in the future will be subject to the discretion of our Board and will depend, among other things, on our financial condition, results of operations, cash requirements, future prospects and any other factors our Board deems relevant.

CAPITALIZATION

The following table sets forth our cash and capitalization as of January 31, 2015. The following table should be read in conjunction with “Selected Historical Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical consolidated financial statements and the notes thereto included elsewhere in this Prospectus.

(thousands of dollars)	As of January 31, 2015
Cash and cash equivalents	$174,620

Long-term debt	$—
Preferred membership interests	—
Parent company equity	780,496

Total capitalization	$955,116

In connection with the Spin-Off, Series J Holders may elect to exchange all or a portion of their Series J Preferred Stock for an equivalent number of shares of Mirror Preferred Stock. Holders of the Mirror Preferred Stock will be entitled to receive cumulative cash dividends, payable quarterly in arrears, that will accrue daily at a per annum dividend rate of 7.75% of the liquidation preference of the Mirror Preferred Stock (the “Liquidation Preference” as defined in the certificate of designations). The exact amount of the Liquidation Preference will not be calculable until at least five consecutive full trading days have elapsed following the Spin-Off, commencing with the effective date of the Spin-Off.

As of                     , 2015, assuming the Series J Holders elect to exchange all of their Series J Preferred Stock for an equivalent number of shares of Mirror Preferred Stock, we would have had 204,000 shares of Mirror Preferred Stock outstanding after the Spin-Off, which would be convertible into no more than              shares of our Common Stock, representing approximately             % of our outstanding Common Stock. For more information, see “Description of Our Capital Stock” and “Risk Factors—We may have shares of preferred stock that will be convertible into our Common Stock.”

SELECTED HISTORICAL FINANCIAL DATA

The following historical financial data should be read in conjunction with “Risk Factors”, “Capitalization” and “Management’s Discussions and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and notes thereto included elsewhere in this Prospectus. Our fiscal year is comprised of 52 or 53 weeks, ending on the Saturday closest to the last day of April. Our statement of operations data for the 53 weeks ended May 3, 2014 (Fiscal 2014), 52 weeks ended April 27, 2013 (Fiscal 2013) and 52 weeks ended April 28, 2012 (Fiscal 2012), and the balance sheet data as of May 3, 2014 and April 27, 2013 are derived from our audited consolidated financial statements which are included elsewhere in this Prospectus. Our balance sheet data as of April 28, 2012 are derived from our audited consolidated financial statements, which are not included elsewhere in this Prospectus. Our statement of operations data for the 52 weeks ended April 30, 2011 (Fiscal 2011) and May 1, 2010 (Fiscal 2010) and the balance sheet data as of April 30, 2011 and May 1, 2010 are derived from audited consolidated financial statements not included elsewhere in this Prospectus. Our statement of operations data for the 39 weeks ended January 31, 2015 and January 25, 2014, and the balance sheet data as of January 31, 2015 and January 25, 2014 are derived from our unaudited consolidated financial statements, which are included elsewhere in this Prospectus. The unaudited condensed consolidated financial statements were prepared on the same basis as our audited consolidated financial statements and, in the opinion of management, reflect all adjustments that we consider necessary for a fair statement of the financial information. Historical results are not necessarily indicative of the results to be expected for any future periods.

	39 weeks ended		Fiscal Year
(In thousands of dollars)	January 31, 2015	January 25, 2014	2014	2013	2012	2011	2010 (a)
STATEMENT OF OPERATIONS DATA:
Sales:
Product sales and other (b)	$1,346,152	$1,311,675	$1,536,180	$1,631,454	$1,647,014	$1,744,062	$832,887
Rental income (c)	152,845	134,929	211,742	131,793	96,161	34,097	761

Total sales	1,498,997	1,446,604	1,747,922	1,763,247	1,743,175	1,778,159	833,648

Cost of sales and occupancy:
Product and other cost of sales and occupancy	1,062,930	1,026,830	1,180,727	1,270,381	1,284,691	1,374,731	658,864
Rental cost of sales and occupancy	93,624	85,934	130,430	88,250	64,046	24,388	551

Total cost of sales and occupancy	1,156,554	1,112,764	1,311,157	1,358,631	1,348,737	1,399,119	659,415

Gross profit	342,443	333,840	436,765	404,616	394,438	379,040	174,233

Selling and administrative expenses	271,553	240,956	330,426	302,902	283,215	287,851	166,301
Depreciation and amortization	37,635	35,271	48,014	46,849	45,343	43,148	24,863

Operating profit (loss)	33,255	57,613	58,325	54,865	65,880	48,041	(16,931)
Interest expense, net	49	108	385	4,871	5,684	10,576	5,650

Earnings (loss) before taxes	33,206	57,505	57,940	49,994	60,196	37,465	(22,581)
Income taxes	13,818	22,984	22,834	19,820	23,771	14,799	(8,919)

Net earnings (loss)	$19,388	$34,521	$35,106	$30,174	$36,425	$22,666	$(13,662)

Income (loss) per common share
Basic
Diluted
Weighted average common shares
Basic
Diluted
OTHER OPERATING DATA:
EBITDA (d)	$70,890	$92,884	$106,339	$101,714	$111,223	$91,189	$7,932
Comparable store sales increase (decrease) (e)	(0.7)%	(3.4)%	(2.7)%	(1.2)%	(0.3)%	(0.8)%	(0.2)%
Number of stores at period end	717	696	700	686	647	636	637
Capital expenditures	$35,107	$28,359	$38,253	$38,760	$40,479	$35,004	$13,716
BALANCE SHEET DATA (at period end):
Total assets	$1,539,298	$1,527,752	$1,143,760	$1,026,460	$974,858	$1,185,055	$1,163,606
Total liabilities	758,802	724,221	335,825	315,938	302,323	280,861	288,465
Long-term debt (f)	—	—	—	—	—	—	—
Preferred membership interests	—	382,954	383,397	381,627	—	—	—
Parent company equity	780,496	420,577	424,538	328,895	672,535	904,194	875,141

(a)	Our results are included since the acquisition of Barnes & Noble College Booksellers, LLC by Barnes & Noble on September 30, 2009.
(b)	Product sales and other include sales of new and used physical and digital textbooks, emblematic apparel and gifts, trade books, computer products, school and dorm supplies, convenience and café items, graduation products and other.
(c)	Rental income includes the rental of physical and digital textbooks.
(d)	To supplement our consolidated financial statements presented in accordance with generally accepted accounting principles (“GAAP”) included in this Prospectus, we use the non-GAAP financial measure of EBITDA. We define EBITDA as net earnings plus (1) depreciation and amortization; (2) interest expense and (3) income taxes. We believe that EBITDA is a useful performance measure, and it is used by us to facilitate a comparison of our operating performance on a consistent basis from period-to-period and to provide for a more complete understanding of factors and trends affecting our business than measures under GAAP can provide alone. Our Board and management also use EBITDA as one of the primary methods for planning and forecasting overall expected performance and for evaluating on a quarterly and annual basis actual results against such expectations.

EBITDA has limitations as an analytical tool and should not be considered in isolation or as a substitute for analysis of our results reported under GAAP. The limitations of EBITDA include: (i) it does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments; (ii) it does not reflect changes in, or cash requirements for, our working capital needs; (iii) it does not reflect income tax payments we may be required to make; and (iv) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized often will have to be replaced in the future, and EBITDA does not reflect any requirements for such replacements.

To properly and prudently evaluate our business, we encourage you to review our consolidated financial statements included elsewhere in this Prospectus and the reconciliation from EBITDA to net earnings, the most directly comparable financial measure presented in accordance with GAAP, set forth in the table below. All of the items included in the reconciliation from EBITDA to net earnings are either (i) non-cash items or (ii) items that management does not consider in assessing our on-going operating performance.

	39 weeks ended		Fiscal Year
(In thousands of dollars)	January 31, 2015	January 25, 2014	2014	2013	2012	2011	2010
EBITDA	$70,890	$92,884	$106,339	$101,714	$111,223	$91,189	$7,932
Subtract:
Depreciation and amortization	37,635	35,271	48,014	46,849	45,343	43,148	24,863
Interest expense, net (g)	49	108	385	4,871	5,684	10,576	5,650
Income taxes	13,818	22,984	22,834	19,820	23,771	14,799	(8,919)

Net earnings (loss)	$19,388	$34,521	$35,106	$30,174	$36,425	$22,666	$(13,662)

(e)	Comparable store sales increase (decrease) is calculated on a 52-week basis, including sales from stores that have been open for at least 15 months and does not include sales from closed stores for all periods presented. In Fiscal 2012 through Fiscal 2014, as we developed our textbook rental business, comparable store sales reflected the retail selling price of a new or used textbook when rented, rather than solely the rental fees received, to provide a more representative comparable store sales figure. Beginning with the 26 weeks ended November 1, 2014, as a result of the significant expansion of the textbook rental business as compared to prior periods, our comparable store sales are determined based upon the actual revenue received from textbook rentals and are no longer adjusted to reflect the equivalent textbook retail selling price.
(f)	We are party to an amended and restated credit facility with Barnes & Noble, as the Lead Borrower, and Bank of America, N.A., as administrative agent, collateral agent and swing line lender, and other lenders, dated as of April 29, 2011 (as amended and modified to date, the “B&N Credit Facility”). The B&N Credit Facility provides for up to $1.0 billion in aggregate commitments under a five-year asset-backed revolving credit facility expiring on April 29, 2016. The B&N Credit Facility is secured by eligible inventory and accounts receivable with the ability to include eligible real estate and related assets. We are currently a borrower and co-guarantor of all amounts owing under the B&N Credit Facility.
(g)	Interest expense related to our intercompany debt with Barnes & Noble was allocated to our statement of operations, and all outstanding debt under the B&N Credit Facility was recorded on Barnes & Noble’s balance sheet. Currently, we do not believe that our cash flow is needed to service any Barnes & Noble debt now or in the foreseeable future.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Our fiscal year is comprised of 52 or 53 weeks, ending on the Saturday closest to the last day of April. As used in this section, “Fiscal 2014” represents the 53 weeks ended May 3, 2014, “Fiscal 2013” represents the 52 weeks ended April 27, 2013 and “Fiscal 2012” represents the 52 weeks ended April 28, 2012.

Overview

On February 26, 2015, Barnes & Noble announced plans for the complete legal and structural separation of the Company from Barnes & Noble. Barnes & Noble will distribute all of its equity interest in us, consisting of all of the outstanding shares of our Common Stock, to Barnes & Noble’s stockholders on a pro rata basis. Following the Spin-Off, Barnes & Noble will not own any equity interest in us, and we will operate independently from Barnes & Noble.

The Spin-Off is subject to the satisfaction, or the Barnes & Noble board of directors’ waiver, of a number of conditions. In addition, Barnes & Noble has the right not to complete the Spin-Off if, at any time, the Barnes & Noble Board determines, in its sole and absolute discretion, that the Spin-Off is not in the best interests of Barnes & Noble or its stockholders or is otherwise not advisable.

Our consolidated financial statements have been prepared on a stand-alone basis and are derived from the consolidated financial statements and accounting records of Barnes & Noble. Our consolidated financial statements reflect our financial position, results of operations and cash flows as we were historically managed, in conformity with GAAP. Our financial statements include certain assets and liabilities that have historically been held at the Barnes & Noble corporate level but are specifically identifiable or otherwise attributable to us.

All intercompany transactions between us and Barnes & Noble have been included in our financial statements and are considered to be settled in our consolidated financial statements at the time the Spin-Off becomes effective. The total net effect of the settlement of these intercompany transactions is reflected in our consolidated statements of cash flow as a financing activity and in our consolidated balance sheets as “Parent company investment.”

The historical costs and expenses reflected in our financial statements include an allocation for certain corporate shared service functions historically provided by Barnes and Noble including executive oversight, accounting, treasury, tax, legal, human resources, occupancy, procurement, information technology and other shared services. These expenses have been allocated to us on the basis of direct usage when identifiable, with the remainder allocated on a pro rata basis based on sales, headcount, tangible assets or other measures considered to be a reasonable reflection of the historical utilization levels of these services.

Our management believes the assumptions underlying our financial statements, including the assumptions regarding the allocation of general corporate expenses from Barnes & Noble are reasonable. Nevertheless, our financial statements may not include all of the actual expenses that would have been incurred had we operated as a stand-alone company during the periods presented and may not reflect what our actual results of operations, financial position and cash flows would have been if we had operated as a stand-alone company during the periods presented. Actual costs that would have been incurred if we had operated as a stand-alone company would depend on multiple factors, including organizational structure and strategic decisions made in various areas, including information technology and infrastructure. Following the Spin-Off, we will perform these functions using our own resources or purchased services. Upon execution of a transition services agreement, we expect some of these functions will continue to be provided by Barnes & Noble.

We are one of the largest contract operators of bookstores on college and university campuses in the United States. We create and operate campus stores that are focal points for college life and learning, enhancing the educational mission of the institution, enlivening campus culture and delivering an important revenue stream to partner schools. We typically operate our stores under multi-year management service agreements granting us the right to operate the official school bookstore on campus. In turn, we pay the school a percentage of store sales and, in some cases, a minimum fixed guarantee.

As of January 31, 2015, we operated 717 stores nationwide, which reach 24% of the total United States college student enrolled population. Our stores are operated under 455 contracts, some of which cover multiple store locations, and 158 of our college and university affiliated bookstores are co-branded with the Barnes & Noble name. We build relationships and sales by actively engaging and marketing to over 5 million students and their faculty and offer our customer base a full assortment of items from our campus stores, including course related materials, which includes new and used print textbooks and digital textbooks, all of which are available for sale or rent, emblematic apparel and gifts, trade books, computer products, school and dorm supplies, convenience and café items and graduation products. We are a multi-channel marketer, and our largest growth area is sales through the school-branded e-commerce sites we operate for each store, allowing students and faculty to purchase textbooks, course materials and other products online.

Trends and Other Factors Affecting Our Business

Sales trends are primarily impacted by new store openings, increasing the students and faculty served, as well as changes in comparable store sales. We are awarded additional contracts for stores as colleges and universities decide to outsource their bookstore, and we also obtain new contracts for stores that were previously operated by others. We close stores at the end of their contract terms due to low profitability or because the new contract has been awarded to a competitor. As we expanded our textbook rental offerings, students have been shifting away from higher priced textbook purchases to lower priced rental options, which has resulted in lower textbook sales and increasing rental income. After several years of comparable store sales declines, primarily on lower textbook unit volume, during the 39 weeks ended January 31, 2015, our comparable store sales trends have improved for both textbook and general merchandise. Over the last three years and through January 31, 2015, we have consistently opened new stores increasing our total number of stores open from 636 at the beginning of Fiscal 2012 to 717 as of January 31, 2015.

During Fiscal 2012 through Fiscal 2014, our margins have increased as a result of a continued sales shift to higher margin categories, such as textbook rentals and general merchandise. Occupancy costs, which are primarily the payments we make to the colleges and universities to operate their official bookstores, have increased as a percentage of sales during all the reported periods, driven by increased competition for renewals and new store contracts.

Selling and administrative expenses have increased primarily as a result of our continuing investments in YuzuTM through all reported periods.

Elements of Results of Operations

Our sales are primarily derived from the sale of course materials (which include new and used textbooks and digital textbooks), emblematic apparel and gifts, trade books, computer products, school and dorm supplies, convenience and café items and graduation products. Our rental income is primarily derived from the rental of physical and digital textbooks.

Our cost of sales and occupancy primarily include costs such as merchandise costs, textbook rental amortization and management service agreement costs related to our college and university contracts, partially offset by school allowances amortized over the life of the service contract and other facility related expenses.

Our selling and administrative expenses consist primarily of store payroll and store operating expenses. Selling and administrative expenses also include general office expenses, such as executive oversight, merchandising, field support, finance, human resources, benefits, training, legal and information technology, as well as our investments in YuzuTM, our digital education platform.

Results of Operations

Financial Period (in thousands of dollars)	39 weeks ended January 31, 2015	39 weeks ended January 25, 2014	Fiscal 2014	Fiscal 2013	Fiscal 2012
Sales:
Product sales and other	$1,346,152	$1,311,675	$1,536,180	$1,631,454	$1,647,014
Rental income	152,845	134,929	211,742	131,793	96,161

Total sales	$1,498,997	$1,446,604	$1,747,922	$1,763,247	$1,743,175

Net Income	$19,388	$34,521	$35,106	$30,174	$36,425
EBITDA	$70,890	$92,884	$106,339	$101,714	$111,223

Comparable store sales increase (decrease) (a)	(0.7)%	(3.4)%	(2.7)%	(1.2)%	(0.3)%
Stores opened	37	24	30	49	32
Stores closed	20	14	16	10	21
Number of stores open at end of period	717	696	700	686	647

(a)	Comparable store sales increase (decrease) is calculated on a 52-week basis, including sales from stores that have been open for at least 15 months and does not include sales from closed stores for all periods presented. In Fiscal 2012 through Fiscal 2014, as we developed our textbook rental business, comparable store sales reflected the retail selling price of a new or used textbook when rented, rather than solely the rental fees received, to provide a more representative comparable store sales figure. Beginning with the 26 weeks ended November 1, 2014, as a result of the significant expansion of the textbook rental business as compared to prior periods, our comparable store sales are determined based upon the actual revenue received from textbook rentals, and are no longer adjusted to reflect the equivalent textbook retail selling price.

The following table sets forth, for the periods indicated, the percentage relationship that certain items bear to total sales of the Company:

Financial Period	39 weeks ended January 31, 2015	39 weeks ended January 25, 2014	Fiscal 2014	Fiscal 2013	Fiscal 2012
Sales:
Product sales and other	89.8%	90.7%	87.9%	92.5%	94.5%
Rental income	10.2	9.3	12.1	7.5	5.5

Total sales	100.0	100.0	100.0	100.0	100.0

Cost of sales and occupancy:
Product and other cost of sales and occupancy (a)	79.0	78.3	76.9	77.9	78.0
Rental cost of sales and occupancy (a)	61.3	63.7	61.6	67.0	66.6

Total cost of sales and occupancy	77.2	76.9	75.0	77.1	77.4

Gross margin	22.8	23.1	25.0	22.9	22.6
Selling and administrative expenses	18.1	16.7	18.9	17.2	16.2
Depreciation and amortization	2.5	2.4	2.7	2.7	2.6

Operating income	2.2	4.0	3.3	3.1	3.8
Interest expense, net	0.0	0.0	0.0	0.3	0.3

Income before taxes	2.2	4.0	3.3	2.8	3.5
Income taxes	0.9	1.6	1.3	1.1	1.4

Net income	1.3%	2.4%	2.0%	1.7%	2.1%

(a)	Represents the percentage these costs bear to the related sales, instead of total sales.

39 weeks ended January 31, 2015 compared with the 39 weeks ended January 25, 2014

Sales

The following table summarizes our sales for the 39 weeks ended January 31, 2015 and January 25, 2014:

	39 weeks ended
Dollars in thousands	January 31, 2015	January 25, 2014
Product sales and other	$1,346,152	$1,311,675
Rental income	152,845	134,929

Total Sales	$1,498,997	$1,446,604

Our sales increased $52.4 million, or 3.6%, to $1.499 billion during the 39 weeks ended January 31, 2015 from $1.447 billion during the 39 weeks ended January 25, 2014. New store openings over the past year increased sales by $60.3 million, offset by closed stores, which decreased sales by $21.0 million. Sales also increased $26.0 million on a fiscal calendar basis due to a favorable shift created by last year’s 53rd week.

Comparable store sales decreased 0.7% for the comparable sales period. Sales were also impacted by an increase in the textbook rental deferral, which lowered sales by $9.2 million for the 39 weeks ended January 31, 2015.

Comparable store product and other sales declined $25.7 million due to a decline of $38.4 million in textbooks as students continued to shift to lower priced textbook rentals, partially offset by a general merchandise increase of $15.3 million due to strong emblematic apparel sales. General merchandise sales have continued to increase as our product assortments continue to emphasize and reflect the changing consumer trends and we evolve our presentation concepts and merchandising of product in stores and on the web. Comparable store rental income increased $15.9 million as students continue to shift away from higher priced textbook purchases to lower priced rental options.

We added 37 new stores and closed 20 stores during the 39 weeks ended January 31, 2015, ending the period with a total of 717 stores.

Cost of Sales and Occupancy

	39 weeks ended
Dollars in thousands	January 31, 2015	% of Related Sales	January 25, 2014	% of Related Sales
Product and other cost of sales and occupancy	$1,062,930	79.0%	$1,026,830	78.3%
Rental cost of sales and occupancy	93,624	61.3%	85,934	63.7%

Total Cost of Sales and Occupancy	$1,156,554	77.2%	$1,112,764	76.9%

Our cost of sales and occupancy as a percentage of sales increased during the 39 weeks ended January 31, 2015 to 77.2% compared to 76.9% during the 39 weeks ended January 25, 2014, due to higher occupancy costs resulting from contract renewals and the prior year’s favorable LIFO adjustment of $4.5 million. Product and other cost of sales and occupancy increased by 70 basis points, primarily driven by the LIFO adjustment of 30 basis points and increased occupancy of 25 basis points. Rental cost of sales and occupancy decreased 240 basis points driven by higher rental margin of 490 basis points partially offset by increased occupancy of 250 basis points.

Gross Margin

	39 weeks ended
Dollars in thousands	January 31, 2015	% of Sales	January 25, 2014	% of Sales
Total Gross Margin	$342,443	22.8%	$333,840	23.1%

Our gross margin increased $8.6 million, or 2.6%, to $342.4 million during the 39 weeks ended January 31, 2015 from $333.8 million during the 39 weeks ended January 25, 2014. This increase was due to the matters discussed above.

Selling and Administrative Expenses

	39 weeks ended
Dollars in thousands	January 31, 2015	% of Sales	January 25, 2014	% of Sales
Total Selling and Administrative Expenses	$271,553	18.1%	$240,956	16.7%

Selling and administrative expenses increased $30.6 million, or 12.7%, to $271.6 million during the 39 weeks ended January 31, 2015 from $241.0 million during the 39 weeks ended January 25, 2014. Our selling and administrative expenses increased as a percentage of sales by 140 basis points to 18.1% from 16.7%. This rate increase included continued investments in YuzuTM, our digital education platform, of $17.8 million for the 39 weeks ended January 31, 2015, as compared to $12.1 million in the comparable period a year ago. Excluding YuzuTM, our selling and administrative expenses increased as a percentage of sales by 110 basis points, due primarily to higher store payroll and operating expenses of 40 basis points, planned infrastructure costs to support business growth of 45 basis points, higher stock compensation of 15 basis points and 15 basis points in separation-related costs.

Depreciation and Amortization

	39 weeks ended
Dollars in thousands	January 31, 2015	% of Sales	January 25, 2014	% of Sales
Total Depreciation and Amortization	$37,635	2.5%	$35,271	2.4%

Depreciation and amortization increased $2.4 million, or 6.7%, to $37.6 million during the 39 weeks ended January 31, 2015 from $35.3 million during the 39 weeks ended January 25, 2014. This increase was primarily attributable to additional capital expenditures.

Operating Profit

	39 weeks ended
Dollars in thousands	January 31, 2015	% of Sales	January 25, 2014	% of Sales
Total Operating Profit	$33,255	2.2%	$57,613	4.0%

Our operating profit decreased $24.4 million, or 42.3%, to $33.3 million during the 39 weeks ended January 31, 2015 from $57.6 million during the 39 weeks ended January 25, 2014. This decrease was due to the matters discussed above.

Interest Expense, Net

	39 weeks ended
Dollars in thousands	January 31, 2015	January 25, 2014
Interest Expense, Net	$49	$108

Net interest expense decreased $0.06 million, or 54.6%, to $0.05 million during the 39 weeks ended January 31, 2015 from $0.1 million during the 39 weeks ended January 25, 2014.

Income Taxes

	39 weeks ended
Dollars in thousands	January 31, 2015	Effective Rate	January 25, 2014	Effective Rate
Income Taxes	$13,818	41.6%	$22,984	40.0%

We recorded an income tax provision of $13.8 million during the 39 weeks ended January 31, 2015 compared with an income tax provision of $23.0 million during the 39 weeks ended January 25, 2014. Our effective tax rate was 41.6% for the 39 weeks ended January 31, 2015 compared with an effective tax rate of 40.0% during the 39 weeks ended January 25, 2014.

Net Income

	39 weeks ended
Dollars in thousands	January 31, 2015	January 25, 2014
Net Income	$19,388	$34,521

As a result of the factors discussed above, we reported net income of $19.4 million during the 39 weeks ended January 31, 2015, compared with net income of $34.5 million during the 39 weeks ended January 25, 2014.

53 weeks ended May 3, 2014 compared with the 52 weeks ended April 27, 2013

Sales

The following table summarizes our sales for the 53 weeks ended May 3, 2014 and the 52 weeks ended April 27, 2013:

	53 weeks ended	52 weeks ended
Dollars in thousands	May 3, 2014	April 27, 2013
Product sales and other	$1,536,180	$1,631,454
Rental income	211,742	131,793

Total Sales	$1,747,922	$1,763,247

Our sales decreased $15.3 million, or 0.9%, to $1.748 billion during the 53 weeks ended May 3, 2014, from $1.763 billion during the 52 weeks ended April 27, 2013. The inclusion of the 53rd week contributed $14.6 million in additional comparable store sales in Fiscal 2014. New store openings increased sales by $63.2 million, partially offset by closed stores, which decreased sales by $21.2 million. Comparable store sales decreased sales by 2.7% or $73.5 million. Recognition of previously deferred rental revenues increased sales by $2.0 million for the 53 weeks ended May 3, 2014.

The comparable store sales decline of 2.7% was primarily attributable to lower product and other sales of $143.4 million driven by lower textbook sales, which decreased sales by $150.0 million as students continued to shift to lower priced textbook rentals, partially offset by higher general merchandise sales, which increased sales by $14.3 million. General merchandise sales have continued to increase as our product assortments continue to emphasize and reflect the changing consumer trends and we evolve our presentation concepts and merchandising of product in stores and on the web. Rental income increased by $79.9 million, impacted by an $11.8 million decrease as students shifted to lower priced used textbook rentals.

While comparable store sales percentages are adjusted for the impact of textbook rentals, sales dollars are negatively impacted by the continued growth of textbook rentals, which have a lower price than new or used textbooks, and a portion of rental sales are deferred over the rental period. As we expanded our textbook rental offerings, students have been shifting away from higher priced textbook purchases to lower priced rental options.

We added 30 new stores and closed 16 stores during the 53 weeks ended May 3, 2014, ending the period with a total of 700 stores.

Cost of Sales and Occupancy

	53 weeks ended		52 weeks ended
Dollars in thousands	May 3, 2014	% of Related Sales	April 27, 2013	% of Related Sales
Product and other cost of sales and occupancy	$1,180,727	76.9%	$1,270,381	77.9%
Rental cost of sales and occupancy	130,430	61.6%	88,250	67.0%

Total Cost of Sales and Occupancy	$1,311,157	75.0%	$1,358,631	77.1%

Our cost of sales and occupancy decreased as a percentage of sales to 75.0% during the 53 weeks ended May 3, 2014, from 77.1% during the 52 weeks ended April 27, 2013. This decrease was primarily due to a favorable sales mix of higher margin textbook rentals and a favorable LIFO adjustment, partially offset by higher occupancy costs as a percentage of sales resulting from contract renewals. Product and other cost of sales and occupancy decreased by 100 basis points, primarily driven by a 64 basis point decrease due to a $7.7 million favorable LIFO adjustment in Fiscal 2014 compared to a $(2.2) million unfavorable LIFO adjustment in Fiscal 2013. Rental cost of sales and occupancy decreased by 540 basis points, driven by a 694 basis point decrease due to increased rental margin and a favorable mix of used rentals, partially offset by a 157 basis point increase due to higher occupancy costs.

Gross Margin

	53 weeks ended		52 weeks ended
Dollars in thousands	May 3, 2014	% of Sales	April 27, 2013	% of Sales
Total Gross Margin	$436,765	25.0%	$404,616	22.9%

Our consolidated gross margin increased $32.1 million, or 7.9%, to $436.8 million during the 53 weeks ended May 3, 2014 from $404.6 million during the 52 weeks ended April 27, 2013. This increase was due to the matters discussed above.

Selling and Administrative Expenses

	53 weeks ended		52 weeks ended
Dollars in thousands	May 3, 2014	% of Sales	April 27, 2013	% of Sales
Total Selling and Administrative Expenses	$330,426	18.9%	$302,902	17.2%

Selling and administrative expenses increased $27.5 million, or 9.1%, to $330.4 million during the 53 weeks ended May 3, 2014 from $302.9 million during the 52 weeks ended April 27, 2013. Our selling and administrative expenses increased as a percentage of sales by 170 basis points to 18.9% from 17.2%. This increase was primarily due to increased infrastructure costs to support growth of the business of 69 basis points as well as a 126 basis points increase due to continued investments in YuzuTM. We invested $23.8 million in YuzuTM in Fiscal 2014, including $21.4 million of expenses, as compared to $7.4 million of expenses in the prior year.

Depreciation and Amortization

	53 weeks ended		52 weeks ended
Dollars in thousands	May 3, 2014	% of Sales	April 27, 2013	% of Sales
Total Depreciation and Amortization	$48,014	2.7%	$46,849	2.7%

Depreciation and amortization increased $1.2 million, or 2.5%, to $48.0 million during the 53 weeks ended May 3, 2014, from $46.8 million during the 52 weeks ended April 27, 2013. This increase was primarily attributable to additional capital expenditures.

Operating Profit

	53 weeks ended		52 weeks ended
Dollars in thousands	May 3, 2014	% of Sales	April 27, 2013	% of Sales
Total Operating Profit	$58,325	3.3%	$54,865	3.1%

Our consolidated operating profit increased $3.5 million, or 6.3%, to an operating profit of $58.3 million during the 53 weeks ended May 3, 2014 from an operating profit of $54.9 million during the 52 weeks ended April 27, 2013. This increase was due to the matters discussed above.

Interest Expense, Net

	53 weeks ended	52 weeks ended
Dollars in thousands	May 3, 2014	April 27, 2013
Interest Expense, Net	$385	$4,871

Net interest expense decreased $4.5 million, or 92.1%, to $0.4 million during the 53 weeks ended May 3, 2014 from $4.9 million during the 52 weeks ended April 27, 2013. This decrease was attributable to Barnes & Noble capital contributions, which lowered average intercompany balances and the related interest expense.

Income Taxes

	53 weeks ended		52 weeks ended
Dollars in thousands	May 3, 2014	Effective Rate	April 27, 2013	Effective Rate
Income Taxes	$22,834	39.4%	$19,820	39.6%

We recorded an income tax provision of $22.8 million during the 53 weeks ended May 3, 2014, compared with an income tax provision of $19.8 million during the 52 weeks ended April 27, 2013. Our effective tax rate was 39.4% and 39.6% for the 53 weeks ended May 3, 2014 and the 52 weeks ended April 27, 2013, respectively.

Net Income

	53 weeks ended	52 weeks ended
Dollars in thousands	May 3, 2014	April 27, 2013
Net Income	$35,106	$30,174

As a result of the factors discussed above, we reported consolidated net income of $35.1 million during the 53 weeks ended May 3, 2014, compared with consolidated net income of $30.2 million during the 52 weeks ended April 27, 2013.

52 weeks ended April 27, 2013 compared with the 52 weeks ended April 28, 2012

Sales

The following table summarizes our sales for the 52 weeks ended April 27, 2013 and April 28, 2012:

	52 weeks ended
Dollars in thousands	April 27, 2013	April 28, 2012
Product sales and other	$1,631,454	$1,647,014
Rental income	131,793	96,161

Total Sales	$1,763,247	$1,743,175

Our sales increased $20.1 million, or 1.2%, to $1.763 billion during the 52 weeks ended April 27, 2013, from $1.743 billion during the 52 weeks ended April 28, 2012. This increase was primarily attributable to a $76.5 million increase in new store sales, partially offset by $16.0 million of store closures, as well as a comparable store sales decrease of 1.2%, or $41.9 million.

The comparable store sales decline of 1.2% was attributable to lower product and other sales of $70.4 million driven by lower textbook sales, which decreased by $76.2 million as students shifted to lower priced textbook rentals, partially offset by higher general merchandise sales, which increased sales by $8.9 million. General merchandise sales have continued to increase as our product assortments continue to emphasize and reflect the changing consumer trends and we evolve our presentation concepts and merchandising of product in stores and on the web. Rental income increased by $28.9 million.

While comparable store sales are adjusted for the impact of textbook rentals, total sales dollars are negatively impacted by the continued growth of textbook rentals, which have a lower price than new or used textbooks, and a portion of rental sales are deferred over the rental period. As we expanded our textbook rental offerings, students have been shifting away from higher priced textbook purchases to lower priced rental options.

We added 49 new stores and closed 10 stores during the 52 weeks ended April 27, 2013, ending the period with a total of 686 stores.

Cost of Sales and Occupancy

	52 weeks ended
Dollars in thousands	April 27, 2013	% of Related Sales	April 28, 2012	% of Related Sales
Product and other cost of sales and occupancy	$1,270,381	77.9%	$1,284,691	78.0%
Rental cost of sales and occupancy	88,250	67.0%	64,046	66.6%

Total Cost of Sales and Occupancy	$1,358,631	77.1%	$1,348,737	77.4%

Our cost of sales and occupancy increased $9.9 million, or 0.7%, to $1.359 billion during the 52 weeks ended April 27, 2013 from $1.349 billion during the 52 weeks ended April 28, 2012. Our cost of sales and occupancy decreased as a percentage of sales to 77.1% during the 52 weeks ended April 27, 2013 from 77.4% during the 52 weeks ended April 28, 2012 due to a higher mix of higher margin textbook rentals, partially offset by higher occupancy costs resulting from contract renewals. Product and other cost of sales and occupancy decreased by 10 basis points as the improved sales mix primarily driven by higher general merchandise sales of 65 basis points was partially offset by higher occupancy costs of 52 basis points. Rental cost of sales and occupancy increased by 40 basis points as higher occupancy costs of 46 basis points were partially offset by a decrease of 10 basis points driven by a higher mix of higher margin used rentals.

Gross Margin

	52 weeks ended
Dollars in thousands	April 27, 2013	% of Sales	April 28, 2012	% of Sales
Total Gross Margin	$404,616	22.9%	$394,438	22.6%

Our consolidated gross margin increased $10.2 million, or 2.6%, to $404.6 million during the 52 weeks ended April 27, 2013 from $394.4 million during the 52 weeks ended April 28, 2012. This increase was due to the matters discussed above.

Selling and Administrative Expenses

	52 weeks ended
Dollars in thousands	April 27, 2013	% of Sales	April 28, 2012	% of Sales
Total Selling and Administrative Expenses	$302,902	17.2%	$283,215	16.2%

Selling and administrative expenses increased $19.7 million, or 7.0%, to $302.9 million during the 52 weeks ended April 27, 2013 from $283.2 million during the 52 weeks ended April 28, 2012. Our selling and administrative expenses increased as a percentage of sales by 100 basis points to 17.2% from 16.2% during the 52 weeks ended April 28, 2012. This increase was due to increased infrastructure costs to support the growth of the business of 42 basis points and 35 basis points due to investments in YuzuTM. We invested $7.4 million in expenses on YuzuTM in Fiscal 2013, as compared to $3.7 million in expenses in the prior year.

Depreciation and Amortization

	52 weeks ended
Dollars in thousands	April 27, 2013	% of Sales	April 28, 2012	% of Sales
Total Depreciation and Amortization	$46,849	2.7%	$45,343	2.6%

Our depreciation and amortization increased $1.5 million, or 3.3%, to $46.8 million during the 52 weeks ended April 27, 2013 from $45.3 million during the 52 weeks ended April 28, 2012. This increase was primarily attributable to additional capital expenditures.

Operating Profit

	52 weeks ended
Dollars in thousands	April 27, 2013	% of Sales	April 28, 2012	% of Sales
Total Operating Profit	$54,865	3.1%	$65,880	3.8%

Our consolidated operating profit decreased $11.0 million, or 16.7%, to an operating profit of $54.9 million during the 52 weeks ended April 27, 2013 from $65.9 million during the 52 weeks ended April 28, 2012. This decrease was due to the matters discussed above.

Interest Expense, Net

	52 weeks ended
Dollars in thousands	April 27, 2013	April 28, 2012
Interest Expense, Net	$4,871	$5,684

Net interest expense decreased $0.8 million, or 14.3%, to $4.9 million during the 52 weeks ended April 27, 2013 from $5.7 million during the 52 weeks ended April 28, 2012. This decrease was attributable to Barnes & Noble capital contributions, which lowered average intercompany balances and the related interest expense.

Income Taxes

	52 weeks ended
Dollars in thousands	April 27, 2013	Effective Rate	April 28, 2012	Effective Rate
Income Taxes	$19,820	39.6%	$23,771	39.5%

We recorded an income tax provision of $19.8 million during the 52 weeks ended April 27, 2013, compared with an income tax provision of $23.8 million during the 52 weeks ended April 28, 2012. Our effective tax rate was 39.6% and 39.5% for the 52 weeks ended April 27, 2013 and April 28, 2012, respectively.

Net Income

	52 weeks ended
Dollars in thousands	April 27, 2013	April 28, 2012
Net Income	$30,174	$36,425

As a result of the factors discussed above, we reported consolidated net income of $30.2 million during the 52 weeks ended April 27, 2013, compared with consolidated net income of $36.4 million during the 52 weeks ended April 28, 2012.

Liquidity and Capital Resources

Historically, our primary sources of cash are net cash flows from operating activities, funds available under the B&N Credit Facility and short-term vendor financing.

Financial Period	39 weeks ended January 31, 2015	39 weeks ended January 25, 2014	Fiscal 2014	Fiscal 2013	Fiscal 2012
Cash and cash equivalents at beginning of period	$144,269	55,420	$55,420	$38,246	$44,563
Net cash flows provided by operating activities	118,879	99,866	65,804	59,488	60,689
Net cash flows used in investing activities	(39,504)	(28,660)	(37,445)	(49,108)	(43,302)
Net cash flows provided by (used in) financing activities	(49,024)	57,450	60,490	6,794	(23,704)

Cash and cash equivalents at end of period	$174,620	$184,076	$144,269	$55,420	$38,246

Cash Flow from Operating Activities

Our business is highly seasonal. Cash flows from operating activities are typically a source of cash in the second and third fiscal quarters, when students generally purchase and rent textbooks for the upcoming semesters. Cash flows from operating activities are typically a use of cash in the first and fourth fiscal quarters, when sales volumes are materially lower than the other quarters. Our quarterly cash flows also may fluctuate depending on the timing of the start of the various school’s semesters, as well as shifts in fiscal calendar dates. These shifts in timing may affect the comparability of our results across periods.

Cash flows provided by operating activities during the 39 weeks ended January 31, 2015 were $118.9 million compared to $99.9 million during the 39 weeks ended January 25, 2014. This increase of $19.0 million was primarily due to timing differences created by the fiscal quarter end date, which ended on January 31, 2015 this year, as compared to January 25, 2014 last year.

Cash flows provided from operating activities during Fiscal 2014 were $65.8 million compared to $59.5 million during Fiscal 2013. This increase of $6.3 million was primarily due to timing differences created by the fiscal year end date, which ended May 3, 2014 in Fiscal 2014 as compared to April 27, 2013 in Fiscal 2013.

Cash flows provided from operating activities during Fiscal 2013 were $59.5 million compared to $60.7 million during Fiscal 2012.

Cash Flow from Investing Activities

Our investing activities consist principally of capital expenditures for contractual capital investments associated with renewing existing contracts, new store construction, digital initiatives and enhancements to internal systems and our website.

Cash flows used in investing activities during the 39 weeks ended January 31, 2015 were $(39.5) million compared to $(28.7) million during the 39 weeks ended January 25, 2014. Capital expenditures totaled $35.1 million and $28.4 million during the 39 weeks ended January 31, 2015 and January 25, 2014, respectively.

Cash flows used in investing activities during Fiscal 2014 were $(37.4) million compared to $(49.1) million during Fiscal 2013. Capital expenditures totaled $38.3 million and $38.8 million during Fiscal 2014 and Fiscal 2013, respectively.

Cash flows used in investing activities during Fiscal 2013 were $(49.1) million compared to $(43.3) million during Fiscal 2012. Capital expenditures totaled $38.8 million and $40.5 million during Fiscal 2013 and Fiscal 2012, respectively.

Cash Flow from Financing Activities

Cash flows used in financing activities during the 39 weeks ended January 31, 2015 were $(49.0) million compared to inflows of $57.5 million during the 39 weeks ended January 25, 2014. The receipts represent net transfers from Barnes & Noble, including NOOK Media partnership activities. During the 39 weeks ended January 31, 2015 we acquired the preferred membership interests from Microsoft and Pearson, resulting in a $76.2 million payment.

Cash flows provided from financing activities during Fiscal 2014 were $60.5 million compared to $6.8 million during Fiscal 2013. The receipts in Fiscal 2014 represent net transfers from Barnes & Noble, including $41.4 million in corporate allocations and $20.4 million in capital contributions. The receipts in Fiscal 2013 include proceeds from Microsoft and Pearson for the issuance of the preferred membership interests, with the balance representing net transfers to Barnes & Noble, including $34.5 million in corporate allocations and $26.7 million in dividends.

Cash flows provided by financing activities during Fiscal 2013 were $6.8 million compared to outflows of $(23.7) million during Fiscal 2012. The payments in Fiscal 2012 represent net transfers to Barnes & Noble, including $36.6 million in corporate allocations and $59.7 million in dividends.

Impact of Distribution from Barnes & Noble on our Financial Statements

Following the Spin-Off, we may incur additional costs associated with being an independent company in connection with establishing, or expanding, and maintaining our own stand-alone corporate functions, including finance, human resources, information technology, facilities, and legal for which we currently receive expense allocations from Barnes & Noble. These allocations are included in operating expenses and totaled $18.2 million and $14.1 million for the 39 weeks ended January 31, 2015 and January 25, 2014, respectively. For Fiscal 2014, 2013 and 2012, the allocations totaled $19.1 million, $14.7 million and $12.8 million, respectively. See Note 3 to our consolidated financial statements included elsewhere in this Prospectus for further details related to Barnes & Noble corporate allocations.

Management considers the expense allocation methodology and results to be reasonable for all periods presented. However, our financial statements do not necessarily include all of the expenses that would have been incurred had we been a separate, stand-alone entity and may not necessarily reflect our results of operations, financial position and cash flows had we been a stand-alone company during the periods presented. Furthermore, we may also incur additional costs associated with being a stand-alone publicly listed company that were not included in the expense allocations and, therefore, would result in additional costs that are not reflected our historical results of operations, financial position and cash flows. Nevertheless, we believe that cash flow from operations will be sufficient to fund the anticipated increases in corporate expenses.

The Series J Preferred Stock of Barnes & Noble provides the Series J Holders with the option to exchange a portion of their shares of Series J Preferred Stock in Barnes & Noble for shares of our Mirror Preferred Stock having terms and rights that are identical, or as nearly so as is practicable, to those of the Series J Preferred Stock of Barnes & Noble. Holders of the Mirror Preferred Stock will be entitled to receive cumulative cash dividends, payable quarterly in arrears, that will accrue daily at a per annum dividend rate of 7.75% of the liquidation preference of the Mirror Preferred Stock (the “Liquidation Preference” as defined in the certificate of designations). The Company will not be permitted to pay dividends on the Common Stock of the Company, unless all dividends on the Mirror Preferred Stock have been paid in full. The exact amount of the Liquidation Preference will not be calculable until at least five consecutive full trading days have elapsed following the Spin-

Off, commencing with the effective date of the Spin-Off. The Mirror Preferred Stock may also be converted into our Common Stock at a certain conversion rate, subject to customary anti-dilution adjustments, which will have a dilutive effect on our common stockholders on an as-converted basis.

As of                     , 2015, assuming the Series J Holders elect to exchange all of their Series J Preferred Stock for an equivalent number of shares of Mirror Preferred Stock, we would have had 204,000 shares of Mirror Preferred Stock outstanding after the Spin-Off, which would be convertible into no more than             shares of our Common Stock, representing approximately             % of our outstanding Common Stock. For more information, see “Description of Our Capital Stock” and “Risk Factors—We may have shares of preferred stock that will be convertible into our Common Stock.”

Financing Arrangements

We are party to the B&N Credit Facility. The B&N Credit Facility provides for up to $1.0 billion in aggregate commitments under a five-year asset-backed revolving credit facility expiring on April 29, 2016. The B&N Credit Facility is secured by eligible inventory and accounts receivable with the ability to include eligible real estate and related assets. We are currently a borrower and co-guarantor of all amounts owing under the B&N Credit Facility. Prior to or at the time of the Spin-Off, we will be released from all obligations, including as a borrower and a co-guarantor, under the B&N Credit Facility.

In connection with the Spin-Off, we expect to enter into a new credit facility (the “New Credit Facility”) to fund working capital and other liquidity needs. The New Credit Facility is expected to provide (subject to availability under a borrowing base) for aggregate maximum commitments of approximately $     million. We expect the New Credit Facility will be undrawn at the time of the Spin-Off.

We believe that our future cash from operations, access to borrowings under the New Credit Facility and short-term vendor financing will provide adequate resources to fund our operating and financing needs for the foreseeable future. Our access to, and the availability of, financing in the future will be impacted by many factors, including our credit rating, the liquidity of the overall capital markets and the current state of the economy. There can be no assurances that we will have access to capital markets on acceptable terms.

Interest expense related to our intercompany debt with Barnes & Noble was allocated to our statement of operations, and all outstanding debt under the B&N Credit Facility was recorded on Barnes & Noble’s balance sheet. Currently, we do not believe that our cash flow is needed to service any Barnes & Noble debt now or in the foreseeable future.

Contractual Obligations

The following table sets forth our contractual obligations as of May 3, 2014 (in millions):

Contractual Obligations	Payments Due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Capital lease obligations	$0.5	$0.2	$0.3	$—	$—
School management contract and other lease obligations (a)	679.9	101.8	199.7	174.1	204.3
Purchase obligations (b)	10.3	6.6	3.7	—	—
Other long-term liabilities reflected on the balance sheet under GAAP	—	—	—	—	—

Total	$690.7	$108.6	$203.7	$174.1	$204.3

(a)	Excludes obligations under store leases for property insurance, which totaled approximately 2.2% of the minimum rent payments under those leases.
(b)	Includes hardware and software maintenance contracts and inventory purchase commitments.

Off-Balance Sheet Arrangements

As of May 3, 2014, we have no off-balance sheet arrangements as defined in Item 303 of Regulation S-K.

Critical Accounting Policies

This “Management’s Discussion and Analysis of Financial Condition and Results of Operations” analysis discusses our carve-out financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires management to make estimates and assumptions in certain circumstances that affect amounts reported in the accompanying consolidated financial statements and related footnotes. In preparing these financial statements, management has made its best estimates and judgments with respect to certain amounts included in the financial statements, giving due consideration to materiality. We do not believe there is a great likelihood that materially different amounts would be reported related to the accounting policies described below. However, application of these accounting policies involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, actual results could differ from these estimates.

Revenue Recognition

Revenue from sales of our products is recognized at the time of sale or shipment. Revenue from sales of products ordered through our websites are recognized upon delivery and receipt of the shipment by our customers. Sales taxes collected from our customers are excluded from reported revenues. All of our sales are recognized as revenue on a “net” basis, including sales in connection with any periodic promotions offered to customers. We do not treat any promotional offers as expenses.

We rent both physical and digital textbooks. Revenue from the rental of physical textbooks is deferred and recognized over the rental period commencing at point of sale. Revenue from the rental of digital textbooks is recognized at time of sale. The Company offers a buyout option to allow the purchase of a rented book at the end of the semester. The Company records the buyout purchase when the customer exercises and pays the buyout option price. In these instances, the Company would accelerate any remaining deferred rental revenue at the point of sale. A software feature is imbedded within the content of our digital textbooks, such that upon expiration of the rental term the customer is no longer able to access the content. While the digital rental allows the customer to access digital content for a fixed period of time, once the digital content is delivered to the customer our performance obligation is complete.

Merchandise Inventories

Merchandise inventories, which consist of finished goods, are stated at the lower of cost or market. Cost is determined primarily by the retail inventory method. Our textbook and trade book inventories are valued using the last-in first-out, or LIFO, method, where the related reserve was not material to the recorded amount of our inventories. The Company recorded a favorable LIFO adjustment through cost of goods sold of $7.7 million and an unfavorable LIFO adjustment of $(2.2) million in Fiscal 2014 and Fiscal 2013, respectively.

Market value of our inventory is determined based on its estimated net realizable value, which is generally the selling price. Reserves for non-returnable inventory are based on our history of liquidating non-returnable inventory. We do not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions used to calculate the non-returnable inventory reserve. However, if assumptions based on our history of liquidating non-returnable inventory are incorrect, we may be exposed to losses or gains that could be material. A 10% change in actual non-returnable inventory would have affected pre-tax earnings by approximately $4.5 million in Fiscal 2014.

We also estimate and accrue shortage for the period between the last physical count of inventory and the balance sheet date. Shortage rates are estimated and accrued based on historical rates and can be affected by changes in merchandise mix and changes in actual shortage trends. We do not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions used to calculate shortage rates. However, if our estimates regarding shortage rates are incorrect, we may be exposed to losses or gains that could be material. A 10 basis point change in actual shortage rates would have affected pre-tax earnings by approximately $1.4 million in Fiscal 2014.

Rental Cost of Goods Sold

Physical textbooks out on rent are categorized as textbook rental inventories. At the time a rental transaction is consummated, the book is removed from merchandise inventories and moved to textbook rental inventories at cost. The cost of the book is amortized down to its estimated residual value over the rental period. The related amortization expense is included in cost of goods sold. At the end of the rental period, upon return, the book is removed from textbook rental inventories and recorded in merchandise inventories at its amortized cost. We do not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions used to calculate rental cost of goods sold. However, if our estimates regarding residual value are incorrect, we may be exposed to losses or gains that could be material. A 1% change in rental cost of goods sold would have affected pre-tax earnings by approximately $1.3 million in Fiscal 2014.

Research and Development Costs for Software Products

We follow the guidance in Accounting Standards Codification (ASC) 985-20, Cost of Software to Be Sold, Leased or Marketed, regarding software development costs to be sold, leased, or otherwise marketed. Capitalization of software development costs begins upon the establishment of technological feasibility and is discontinued when the product is available for sale. A certain amount of judgment and estimation is required to assess when technological feasibility is established, as well as the ongoing assessment of the recoverability of capitalized costs. Our products reach technological feasibility shortly before the products are available for sale and therefore research and development costs are generally expensed as incurred.

Stock-Based Compensation

Barnes & Noble sponsors the share-based incentive plans in which certain of our employees participate. The calculation of stock-based employee compensation expense involves estimates that require Barnes & Noble management’s judgment. These estimates include the fair value of each of the stock option awards granted, which is estimated on the date of grant using a Black-Scholes option pricing model. There are two significant inputs into the Black-Scholes option pricing model: (1) expected volatility and (2) expected term. Barnes & Noble estimates expected volatility based on traded option volatility of Barnes & Noble’s stock over a term equal to the expected term of the option granted. The expected term of stock option awards granted is derived from historical exercise experience under Barnes & Noble’s stock option plans and represents the period of time that stock option awards granted are expected to be outstanding. The assumptions used in calculating the fair value of stock-based payment awards represent Barnes & Noble management’s best estimates, but these estimates involve inherent uncertainties and the application of Barnes & Noble management’s judgment. As a result, if factors change and we use different assumptions, stock-based compensation expense could be materially different in the future. In addition, Barnes & Noble is required to estimate the expected forfeiture rate, and only recognize expense for those shares expected to vest. If their actual forfeiture rate is materially different from their estimate, our stock-based compensation expense could be significantly different from what we recorded in the current period. See Note 7 to the Consolidated Financial Statements for a further discussion of Barnes & Noble’s stock-based incentive plans.

We do not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions used to determine stock-based compensation expense. However, if actual results are not consistent with our estimates or assumptions, we may be exposed to changes in stock-based compensation expense that could be material. If actual results are not consistent with the assumptions used, the stock-based compensation expense reported in our financial statements may not be representative of the actual economic cost of the stock-based compensation. A 10% change in our stock-based compensation expense for the year ended May 3, 2014 would have affected pre-tax earnings by approximately $0.2 million in Fiscal 2014.

Other Long-Lived Assets

Our other long-lived assets include property and equipment and amortizable intangibles. We had $208.4 million and $218.7 million of amortizable intangible assets, net of amortization, at May 3, 2014 and April 27, 2013, respectively. These amortizable intangible assets relate to our customer relationships with our colleges and university clients. We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable and consider market participants in accordance with ASC 360-10, Accounting for the Impairment or Disposal of Long-Lived Assets (ASC 360-10). We evaluate long-lived assets for impairment at the school contract combined store level, which is the lowest level at which individual cash flows can be identified. When evaluating long-lived assets for potential impairment, we first compare the carrying amount of the assets to the school contract combined store level’s estimated future undiscounted cash flows. If the estimated future cash flows are less than the carrying amount of the assets, an impairment loss calculation is prepared. The impairment loss calculation compares the carrying amount of the assets to the school contract combined store level’s fair value based on its estimated discounted future cash flows. If required, an impairment loss is recorded for that portion of the asset’s carrying value in excess of fair value. Impairment losses included in selling and administrative expenses totaled $0.01 million, $0.2 million and $0.2 million during Fiscal 2014, Fiscal 2013 and Fiscal 2012, respectively. We do not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions used to calculate long-lived asset impairment losses. However, if actual results are not consistent with estimates and assumptions used in estimating future cash flows and asset fair values, we may be exposed to losses that could be material. A 10% decrease in our estimated discounted cash flows would not have materially affected the results of our operations in Fiscal 2014.

Goodwill and Unamortizable Intangible Assets

The costs in excess of net assets of businesses acquired are carried as goodwill in the accompanying balance sheet.

We had $274.1 million of goodwill and no unamortizable intangible assets (those with an indefinite useful life) at May 3, 2014 and April 27, 2013. ASC 350-30, Goodwill and Other Intangible Assets, requires that goodwill and other unamortizable intangible assets no longer be amortized, but instead be tested for impairment at least annually or earlier if there are impairment indicators. We perform a two-step process for impairment testing of goodwill as required by ASC 350-30. The first step of this test, used to identify potential impairment, compares the fair value of a reporting unit with our carrying amount. The second step (if necessary) measures the amount of the impairment. We completed our annual goodwill impairment test as of the first day of the third quarter. In performing the valuations, we used cash flows that reflected management’s forecasts and discount rates that included risk adjustments consistent with the current market conditions. Based on the results of the step one testing, our fair value as of that date exceeded their carrying values; therefore, the second step of the impairment test was not required to be performed and no goodwill impairment was recognized. Goodwill is subject to risk of impairment if our digital projections fall short of expectations.

Income Taxes

Judgment is required in determining the provision for income taxes and related accruals, deferred tax assets and liabilities. In the ordinary course of business, tax issues may arise where the ultimate outcome is uncertain. Additionally, our tax returns are subject to audit by various tax authorities. Consequently, changes in our estimates for contingent tax liabilities may materially impact our results of operations or financial position. A 1% variance in our effective tax rate would have affected our results of operations in Fiscal 2014 by $0.6 million.

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (ASU 2014-09). The standard provides companies with a single model for use in accounting for revenue arising from contracts with customers and supersedes current revenue recognition guidance, including industry-specific revenue guidance. The core principle of the model is to recognize revenue when control of the goods or services transfers to the customer, as opposed to recognizing revenue when the risks and rewards transfer to the customer under the existing revenue guidance. ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2016. Early adoption is not permitted. The guidance permits companies to either apply the requirements retrospectively to all prior periods presented, or apply the requirements in the year of adoption, through a cumulative adjustment. We have not yet selected a transition method nor have we determined the impact of adoption on our consolidated financial statements.

In July 2013, the FASB issued ASU No. 2013-11, Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists (ASU 2013-11). ASU 2013-11 requires an entity to present an unrecognized tax benefit, or a portion of an unrecognized tax benefit, in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward. To the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. ASU No. 2013-11 is effective for financial statements issued for annual reporting periods beginning after December 15, 2013 and interim periods within those years. We adopted ASU 2013-11 in the first quarter of Fiscal 2015 with no significant impact to our consolidated financial statements.

BUSINESS

Our Mission

Our mission is to enhance the academic and social purpose of educational institutions. We do this by delivering essential educational content and tools within a dynamic retail environment. We improve academic outcomes, provide value and support to students and create loyalty and retention, while supporting the financial goals of the colleges and universities we serve.

Industry Overview

The market for educational materials is undergoing unprecedented change. Overall spending on education, including tuition, continues to increase dramatically. As tuition and other costs rise, colleges and universities face increasing pressure to attract and retain students and provide them with innovative, affordable educational content and tools that support their educational development. The demand for alternative forms of educational materials, including digital, media-rich content and study aids, is growing rapidly as educational platforms continue to evolve.

Students and faculty can now choose from a wider variety of educational content and tools than ever before, delivered across both traditional and digital platforms. In addition to the campus bookstore, course materials are sold through off-campus bookstores, e-commerce outlets, digital platform companies, publishers’ direct sales to institutions and students and student-to-student marketplaces. The evolving market for educational content is increasingly competitive, with a broad array of content providers, digital content delivery platforms, educational enterprise providers and campus store operators that compete to serve this approximately $13 billion market in educational books alone. Our efforts are aimed at providing solutions that can help students achieve success in their coursework. For example, adaptive texts and resources, which seek to improve student outcomes by personalizing the learning experience, are increasingly popular, as are multimedia materials. Whereas some companies are creating digital delivery systems that would seek to make traditional textbooks obsolete, others are developing new technologies to complement traditional offerings.

The traditional college bookstore market is very fragmented, with approximately 4,500 college and university affiliated bookstores nationwide, according to the National Association of College Stores (NACS). Approximately 53% of college and university affiliated bookstores are owned and operated by the college or university (institutional stores). The campus store continues to be the main source for books, course materials and general merchandise such as school-branded apparel and gifts, computer products, school and dormitory supplies, café and convenience items. According to NACS, college and university store sales totaled approximately $10.5 billion during 2012.

Historically, increasing enrollment has been a significant driver of sales growth at campus bookstores, a trend that is expected to continue. According to the National Center for Education Statistics of the U.S. Department of Education (NCES), total enrollment in post-secondary degree-granting institutions is expected to increase 13.9%, from 21.0 million in 2012 to 23.9 million in 2022 driven by increased demand for educational services.

Source: U.S. Department of Education, 2013

The way course materials are distributed and consumed is changing significantly, a trend that is expected to continue. Whether it is a start-up promoting free online textbooks and generating revenue from related services, institutions licensing digital materials and providing them to students for a fee or the surge of textbook rental programs in campus bookstores and online platforms, it is clear that significant change in the distribution of course materials is already underway. However, today, traditional print textbooks sold remain the first choice of students, according to the Student Monitor LLC, with 77% preferring a physical textbook (whether new, used, purchased or rented) over other options. In addition, printed course materials are the primary instructional resource for most courses and the highest revenue generator for most higher education publishers.

Market Opportunity

We are positioned for growth based on both the strength of the current traditional campus bookstore business and current competitive dynamics in the market for digital distribution of course materials.

•	A Majority of Traditional Campus Bookstores Have Yet to be Outsourced: Approximately 53% of college and university affiliated bookstores in the United States are operated by their respective institutions. This presents a significant opportunity to increase market share and to continue to expand our store footprint.

•	Third-Party Operators Are Better Able to Manage the Increasingly Complex Operations of Campus Bookstores: It takes an increasing amount of technological and operational expertise to operate a modern campus bookstore that meets the needs of today’s students and faculty. As the delivery of educational materials continues to evolve, driven in large part by the growth of rentals and digital content, during the current fiscal year there has been an increasing trend towards outsourcing of bookstore operations to third party operators (including operators who have not traditionally operated campus bookstores).

•	Direct Relationship with a Coveted Demographic: Due to their disproportionate impact on trendsetting and early adoption, marketing to college students is important for many brands as they seek more effective methods of engaging this audience. The importance of this demographic provides a significant opportunity to further monetize our direct relationship with more than 5 million students, both during and beyond their college years.

•	Increased Use of Online and Digital Platforms: Students and faculty are increasingly relying on online and digital platforms as a means to discover, consume and share educational content. We benefit from our direct relationship with students and faculty and expect the adoption of our developing YuzuTM digital education platform and its innovative solutions to increase significantly as students and faculty become more reliant on online and digital platforms.

•	Ability to Deliver Non-Traditional Educational Content: Rising educational costs and changing market dynamics are driving demand for non-traditional educational content, including online coursework and supplemental materials. We believe our experience, understanding of customer needs and trends and strong customer and publisher relationships positions us well to meet this demand.

•	Highly-Fragmented Educational Content Market Presents Opportunity for Consolidation: As the market for educational content evolves, we believe there will be a significant opportunity to increase our market share.

Business Overview

We are one of the largest contract operators of bookstores on college and university campuses in the United States. We create and operate campus stores that are focal points for college life and learning, enhancing the educational mission of the institution, enlivening campus culture and delivering an important revenue stream to partners. We typically operate our stores under multi-year management service agreements granting us the right to operate the official college or university bookstore on campus. In turn, we pay the school a percentage of store sales and, in certain cases, a minimum fixed guarantee.

As of January 31, 2015, we operated 717 stores nationwide, which reach 24% of the total United States college student enrolled population. Our stores are operated under 455 contracts, some of which cover multiple store locations, and 158 of our college and university affiliated bookstores are co-branded with the Barnes & Noble name. We build relationships and sales by actively engaging and marketing to over 5 million students and their faculty and offer our customer base a full assortment of items from our campus stores, including course-related materials, which includes new and used print textbooks and digital textbooks, all of which are available for sale or rent, emblematic apparel and gifts, trade books, computer products, school and dorm supplies, convenience and café items and graduation products. We are a multi-channel marketer, and our largest growth area is sales through the school-branded e-commerce sites we operate for each store, allowing students and faculty to purchase textbooks, course materials and other products online.

Our operating philosophy is to cement the campus bookstore as the students’ first choice for course materials and merchandise and deliver a dynamic and relevant retail social hub for students, faculty and the entire campus community that is a significant financial asset for our school partners.

Fiscal 2015 has been a very strong year for new store signings, and we continue to have a strong pipeline of prospective new business. During the nine months ended January 31, 2015, we opened 37 new stores with estimated first year annual sales of $73 million. In addition, as of April 15, 2015, we have signed additional contracts for another 25 new stores with estimated first year annual sales of $63 million. We expect these new stores to open during Fiscal 2015- 2016.

Beyond the anticipated growth of the traditional campus bookstore business, we have made, and will continue to make, significant investments in digital education, including the launch of YuzuTM, our digital education platform that provides access to a wide range of rich, engaging content, including one of the largest catalogs of digital textbooks and consumer titles applicable to the higher education market.

Our Ecosystem

We leverage our physical bookstores, e-commerce sites and digital platform to serve and interact with the key constituents in our business ecosystem.

We work with colleges and universities to transform the campus bookstore into a destination that enhances social and academic experiences. We offer students a customized retail experience, including, we believe, the largest inventory of used and rental titles, as well as a number of other affordable textbook solutions, including digital textbooks and our Flexible Course Fee Solution. We also operate and manage our schools’ websites for course materials and general merchandise which includes emblematic apparel and gifts and school supplies. We provide faculty with valuable tools, resources and insights that allow them to gain a deeper understanding of student needs and higher education trends. We also offer over 7,000 publishers access to one of the largest distribution networks of college education materials in the United States, which includes access to YuzuTM, the next generation digital content distribution platform that we are developing.

Strengths

We are more than just a provider of course materials and merchandise; we work as a true partner with colleges and universities, acting as a valuable support system for students and faculty. We deliver an attractive retail and digital learning experience driven by innovation, advanced technologies and a deep understanding of the evolving needs and behaviors of our customers. We believe our competitive strengths to be:

•	Large Footprint with Well-Recognized Brand: We are one of the largest operators of bookstores on college and university campuses in the United States, with 717 stores in 42 states as of January 31, 2015, which reach 24% of the total United States college student enrolled population. Our brand, Barnes & Noble, is virtually synonymous with bookselling, and we believe it is one of the most widely recognized and respected brands in the United States. Our large footprint and well-known brand not only support our marketing efforts to universities, students and faculty but it is also important for leading publishers who value and rely on us as one of their primary distribution channels.

•	Stable, Long-Term Contracts: We operate our stores under management contracts with colleges and universities that are typically for five year terms with renewal options. From Fiscal 2012 through Fiscal 2014, 93% of these contracts were renewed or extended, often before their termination dates. In addition, these contracts are financially beneficial to us as we typically pay the college or university a percentage of our sales, including certain contracts with minimum guarantee payments. Therefore, the occupancy costs for each space are primarily a function of how successful each store is. This arrangement is also beneficial to the colleges and universities, providing them with an incentive to encourage their students and faculty to shop at our affiliated stores.

•	Well-Established Relationships: We have strong partnerships with college and university administrators, which are reflected by our average relationship tenure of 14 years. We generate value for our college and university partners, and our relationships are supported by innovative engagement programs and educational initiatives together with a decentralized management structure that empowers local teams to make decisions based on the local campus needs and foster collaborative working relationships. We have long term relationships with over 7,000 publishers as well as a unique strategic partnership with Pearson Education, Inc. In addition, our stores serve as social hubs for over 5 million students and their faculty that we serve, allowing us to forge deep customer relationships and incorporate systems that seamlessly link bookstore technology with most student and faculty facing platforms.

•	Attractive Business Model: We have a flexible business model with excellent visibility based on a deep understanding of our customers and their needs, minimal sensitivity to the economic cycle and ability to typically achieve profitability within the first year of operation. As the official, contracted provider for bookstore services, we have an established position with direct access to the students and faculty on the campuses we serve. This translates into relatively modest customer acquisition costs and high customer conversion and retention rates, unlike an online-only competitor that typically invests millions of dollars to gain access to its target customers, and then increases its customer retention costs to convert and retain those customers. Millennials (born between 1981 and 2000) are our core student customer, representing over $170 billion of purchasing power per year, according to comScore, and are just forming brand loyalties.

•	Agile Technologies: Our highly-adaptable technology platforms allow us to effectively address the ever-changing landscape of course materials and formats and to be responsive to emerging sales trends and changing customer behaviors.

•	Track Record of Innovation: Our flexible research channels help us stay ahead of the rapidly changing needs and behaviors of our customers and pro-actively respond with dynamic solutions to the needs of the customer constituency we serve. This commitment fuels our innovation and leadership in areas such as digital education with YuzuTM, affordable course materials and student engagement.

•	Seasoned Management Team: We have an experienced senior management team with a proven track record, an expertise in college bookstore outsourcing and content distribution and demonstrated marketing and retail operational expertise.

Strategies

Our primary business strategies to grow our business are as follows:

Increase Sales at Existing Bookstores: We intend to increase sales at our existing bookstores through new product offerings, enhanced marketing efforts using mobile and other technologies, increased local social and promotional offerings and expanded sales channels to both new customers and alumni. We expect sales growth at our existing bookstores will be a driver for growth in our business.

Increase Market Share with New Accounts: Historically, new store openings have been an important driver of growth in our business. For example, we increased our number of stores from 636 at the beginning of Fiscal 2012 to 717 as of January 31, 2015. Looking forward, approximately 53% of college and university affiliated bookstores in the United States are operated by their respective institutions. Moreover, we operate bookstores representing only 16% of all college and university affiliated bookstores in the United States. As more and more universities decide to outsource the management of their bookstores, we intend to aggressively pursue these opportunities and bid on these contracts. Based on the continuing trend towards outsourcing in the campus bookstore market, we expect awards of new accounts resulting in new store openings will continue to be an important driver of future growth in our business. We are in a unique position to offer academic superstores to colleges and universities.

Grow digital sales by accelerating marketing, product development efforts and the acquisition of content to support the Yuzu™ digital education product: Yuzu™, our digital education platform, offers not only electronic reading and note-taking functionality but also engaging supplemental content that we provide in conjunction with strategic publisher partners. Accelerating our product development and content acquisition efforts for Yuzu™ will enable us to access the growing educational technology market on a national level by leveraging our existing campus relationships with faculty and students. We believe that as textbooks continue to convert to digital and students and faculty demand increased functionality and content from their online platforms, the digital solutions we offer through Yuzu™ will help grow digital sales both on a school-by-school basis in the institutions we serve and on a national basis.

Expand opportunities through acquisitions and strategic partnerships: We believe that acquisitions and strategic partnerships will be a pillar of our growth strategy in the future. We intend to pursue strategic relationships with companies that enhance our educational services or distribution platform or that create compelling content offerings. We may expand our current suite of digital content offerings and platform through acquisitions, internal or third party software development and strategic partnerships. Expansion into new educational verticals and markets, such as K-12, vocational and international markets, will be opportunistically evaluated.

Products & Services

We currently serve the academic and social needs of approximately 23% of the students enrolled in U.S. higher education.

Traditional Products and Services

•	Textbook and Course Material Sales: Textbooks continue to be a core product offering of our business. We work directly with faculty to insure the correct textbooks are available in required formats before the start of classes. We provide students with affordable textbook solutions and educate them about each format through e-mail, social media engagement and new student orientation programs and in our stores.

•	Textbook and Course Material Rentals: We are an industry leader in textbook rentals. An increasing number of students now rent from our robust title list. The majority of all titles are available for rent. These include custom course packs and adaptive learning materials, along with traditional textbooks. In addition, during Fiscal 2014, we began offering a convenient buyout option to allow the customer to purchase the rented book at the end of the semester, thereby enhancing our revenue and improving our inventory management processes.

•	General Merchandise: General merchandise sales are generated in-store, as well as online through school-branded e-commerce sites. Our stores feature collegiate and athletic apparel relating to a school and/or its athletic programs and other custom-branded school spirit products, technology, supplies and convenience items. We offer a comprehensive athletic merchandise program that leverages innovative promotional campaigns and showcases the apparel industry’s top selling performance apparel categories from leading brands including Under Armour and Nike. Other merchandise, such as laptops and other technology products, notebooks, backpacks, school and dormitory supplies and related items are also offered. In addition, we operate 76 customized cafés and 17 stand-alone convenience stores featuring Starbucks coffee as well as diverse grab-and-go options including organic, vegan and gluten-free, and ethnic fare for students on the move. These offerings increase traffic and the amount of time customers spend in our stores.

•	Trade: We carry an extensive selection of trade, academic and reference books along with education toys and games and schedule store events, such as author signings, that extend to the entire community. The majority of our bookstores carry the most popular campus bestsellers along with academically relevant titles.

Technology Platform and Services

•	Digital Education Platform (Yuzu™): Launched in the spring of 2014, the YuzuTM digital education platform is our innovative cloud-based approach to digital learning and content delivery that may be accessed via the web or mobile app. Built by a team drawn from many of the best technology companies, Yuzu™ is focused on enabling educational content that was “born digital” to reach its fullest potential. For students, Yuzu™ combines an electronic reading and note-taking experience in a simple app, with access to a rich, engaging catalog of content. It allows students to replace or supplement multiple textbooks with an app that holds and organizes all their digital content, by course and term, annotate and highlight text, add bookmarks and “sticky notes” to important pages and use a keyword search function to find a desired passage or annotation using an interface that is simple and easy to use. Using the same platform educators will be able to share their own content more easily. Yuzu’s self-authoring and publishing tool will allow educators to create and publish custom texts reflecting course-specific needs and objectives, granting students more flexibility in their course material options. Students, faculty, institutions and their communities have access to the cloud-based Yuzu™ platform wherever they have internet access. Yuzu™ product offerings also are integrated into the campus bookstore experience. The product is enriched by our strategic partnership with Pearson Education, the largest higher education publisher, who provides content and contributes strategic insights.

•

e-Commerce Platform: With an active digital community of over 4.4 million customers, our custom-branded school websites drove over $300 million of sales in Fiscal 2014, with transactions up over 10% over the prior fiscal year. Designed to appeal to students, parents and alumni, the school-branded sites offer simple and seamless textbook purchasing with free in-store pick up or shipping to any location, general merchandise promotions and collections that are customized to the individual user, as well as faculty course material adoption tools and customer service support. Our segmentation strategy has allowed us to connect and personalize our promotions directly to new students, parents and alumni, helping drive our online general merchandise sales. Additionally, our access to alumni through university alumni offices, including over 615,000 alumni with existing customer accounts, allows us to leverage our digital marketing strategies focused on athletic Game Day and other milestone events for further general merchandise penetration in school-spirit apparel and related items.

•	FacultyEnlightTM: Our proprietary online platform enhances content search, discovery and adoption (i.e., textbook selection) by faculty on each campus. Faculty members using FacultyEnlightTM are able to:

•	compare and contrast key decision-making factors, such as cost to students and format availability;

•	read peer product reviews; and

•	contribute fresh perspectives and experiences and see what textbooks are being used by colleagues at other colleges and universities.

This wealth of available information enables faculty to find and select the course materials that are both relevant to their subject matter and affordable to their students.

•	Campus Connect TechnologiesTM: We enhance the academic and social purpose of higher education institutions by integrating our technology and systems with the school’s technology and organizational infrastructure, to forge a bond with the school and its constituencies. Our customizable technology delivers a seamless experience that enables faculty to research and select, and enables students to find and purchase, the most affordable course materials, maximizing savings and sales Campus Connect TechnologiesTM platform includes:

•	Simple Registration Integration: By linking the online course registration process to the bookstore’s e-commerce site, students can easily find their specific required course materials and purchase those materials immediately. They can view the list of necessary course materials and select their preferred format, delivery and payment method.

•	Seamless LMS Integration: By tying directly into the school’s Learning Management System (LMS), faculty and students are able to easily purchase their course materials and leverage our single-sign on functionality. This enables stronger connection between student and faculty as well as the campus bookstore.

•	Real-Time Financial Aid Platform: To help simplify financial aid transactions, we provide a sophisticated, Student Financial Aid (SFA) platform that works in real-time and is fully-integrated with any college or university’s financial aid systems and point-of-sale technology. This integration provides a direct and simple way for students to use their financial aid dollars in our stores and online.

•	Dynamic Point of Sale (POS) Platform: We deliver a fast and streamlined checkout experience, greatly expediting and simplifying a student’s shopping experience. Campus debit cards, financial aid and all major forms of tender are fully integrated, allowing students to check out from any register, regardless of the form of payment.

•	Flexible Course Fee Solution: Through this model, all required course materials for a particular course or program are included in the cost of tuition. Students are guaranteed the course materials they need in the format they prefer. Course materials can be picked up at the campus store, shipped directly to the student or delivered digitally.

Stores

As of January 31, 2015, we managed 717 bookstores nationwide across 42 states and the District of Columbia, serving over 5 million students and their faculty. During the period of April 2012 through January 2015, the number of stores we operated increased by 70, or approximately 11%, from 647 to 717, as a result of the increased demand for outsourcing in this market and the awarding of contracts for stores previously run by our competitors.

Store Count Over Time
	Six Months Ended
		Fiscal Year
	November 1, 2014	2014	2013	2012	2011	2010
Stores open at beginning of period	700	686	647	636	637	620
Stores open during the period	33	30	49	32	15	31
Stores closed during the period	(19)	(16)	(10)	(21)	(16)	(14)

Stores open at end of period	714	700	686	647	636	637

Formats

As of January 31, 2015, we operated 681 bookstores in our traditional format on campuses of state universities, private universities and community colleges of various sizes. Our typical bookstore is located on campus in a location convenient to students and faculty. We also operate 36 academic superstores at select major campuses, including the Harvard Coop, University of Pennsylvania, Yale University, the College of William and Mary, Boston University, DePaul University, Vanderbilt University and Georgia Institute of Technology. Our academic superstores include a café and carry a large selection of trade and reference books, as well as our campus bookstore offerings of course-required textbooks, supplies, emblematic clothing and gifts. Our academic superstores are positioned in locations that attract customers from the neighborhood community as well as students and faculty from the college or university. They are open extended hours and have ongoing events such as author signings. These stores differ from our traditional-format stores because the majority has a customer base that includes the general public and sales which are less dependent on course-required materials.

Contracts

Our stores are typically operated under management agreements with the college or university to be the official university bookstore and the exclusive seller of course materials and supplies, including physical and digital products sold in-store, online or through learning management systems. Agreements are typically 5 years with renewal options, but can range from 2 to 15 years, and are cancelable by either party with 120 days’ notice. We pay the school a percentage of sales for the right to be the official college or university bookstore and the use of the premises; more than half of our agreements do not have a minimum guaranteed amount to be paid to our partners. In addition we have the non-exclusive right to sell all items typically sold in a college bookstore both in-store and on the web, including emblematic apparel and gifts, computer products, school and dorm supplies, café and convenience items and graduation products. We also have the ability to integrate our systems with the university’s systems in order to accept student financial aid, university debit cards and other forms of payment. We are able to obtain student and faculty email lists for direct communication which provide for seamless integration into the university community.

Over the past three years, we have renewed 93% of our agreements, with the majority of the agreements being renewed before their expiration dates and without going through a formal bid process.

Staffing

Our management team includes experts in marketing, merchandising and store operations and tenure that is unique in our industry. Field management includes territory vice presidents and regional managers supervising multiple store locations. Our store and marketing vice presidents have been with us for an average of 26 years, while our regional managers’ average tenure is 14 years and our store managers’ average tenure is 11 years.

Each of our stores generally employs a store manager and assistant store manager, a textbook manager and a range of full- and part-time booksellers, with the larger stores staffed with up to approximately 200 employees during peak seasons. The large employee base provides us with experienced booksellers to fill positions in new stores. We maintain a dynamic industry leading management development program, Leadership Edge, which delivers multi-platform training to support continuous growth and development of all positions in our field leadership and store teams. In addition, over 200 student employees were selected to participate in The Bestseller Management Program, which generates a steady stream of knowledgeable retail professionals who are critical to support our growth strategies. We anticipate that a significant percentage of the talent required to manage our new stores will continue to come from within our existing operations.

Field management for all of our stores, including territory vice presidents, regional managers and store managers, participate in an incentive program tied to store productivity. We believe that the compensation of our field management is competitive with that offered by other specialty retailers of comparable size.

Merchandising and Supply Chain Management

Our purchasing procedures vary by product type (textbooks, general merchandise or trade books). Purchases are made at the store level based on the relationships our managers have with the faculty, with strategic corporate oversight, while maintaining appropriate inventory levels. After titles are adopted for an upcoming term, we determine how much inventory we will need to purchase based on several factors, including student enrollment and the previous term’s textbook sales history. We first use our automated sourcing systems to determine if our stores have the necessary new or used books on hand and may transfer the inventory to the appropriate store. After internal sourcing, we purchase books from outside suppliers. As part of our contracts with institutions, we guarantee that we will order textbooks for all courses.

Our primary suppliers of new textbooks include Pearson Education, Cengage Learning, McGraw-Hill, MPS, MBS Textbook Exchange, Inc. (“MBS”), and John Wiley & Sons. Our primary suppliers of used textbooks are students, through returns of previously rented books, and MBS. The stores offer a Cash for Books program in which students can sell their books back to the store at the end of the semester. Buybacks are heaviest in December and May. Students typically receive 50% of the price they originally paid for the book if it has been adopted for a future class or the current wholesale price if it has not. Both unsold textbooks and trade books are generally returnable to publishers for full credit. For textbook sales and rentals, we utilize our sophisticated inventory management platforms to manage pricing and inventory across all our stores.

The larger stores feature an expanded selection of trade books and use the Barnes & Noble Book Master system, a proprietary merchandising system licensed from Barnes & Noble. Our home office merchants meet with publishers on a regular basis to identify new titles and trends to support this changing business. In the smaller stores, trade (general reading) book purchasing is controlled at the store level.

General merchandise vendors and products are initially selected by our home office merchants using the analytics and insights from our planning and allocation systems. This data is used to establish benchmarks across school type, region and the socio-economics of each of our partner institution’s student base to help local store management team forecast sales and trends. Recommended assortments are provided to the stores, and stores then make selections based on the perceived needs of each campus, reaching back out to the home office merchants with their recommendations on any additional campus specific needs.

Marketing

Students

Our expertise in millennial marketing is supported by our active digital community of over 4.4 million, which includes engaged email subscribers and our continuous dialogue with customers on our school-customized social media channels, including Facebook, Instagram and Twitter, as well as our student blog; The College Juice. Our exclusive Student POV online panel, consisting of thousands of students nationwide, helps us understand their attitudes, values and behaviors. Using a marketing automation platform, we segment students based on demographics and purchasing behavior to ensure the right audience receives the relevant message and experience. Our dynamic email campaigns educate students on format and affordability options as well as ongoing promotions from game day to graduation. Through our search engine marketing strategies, we have been able to grow online textbook and apparel sales significantly.

One example of our commitment to turning our research insights into action is our Igniting the New Student Connection initiative. We connect with new students starting with their acceptance letters, allowing us to capture textbook sales from day one and building loyalty with new students, and their parents, that continues over the lifecycle of their academic experience.

As rewarding and helpful as our connections are for new students, they also drive revenue. Nationwide, during the current fiscal year, we have built more than 650,000 connections with incoming students and their parents, resulting in increased revenue for our campus partners. These efforts have also significantly slowed the decline in textbooks sales for the first time in the last four fiscal years as students return to shop our campus bookstores. We also form the same personal connections with the alumni base, creating a customized loyalty program that builds and enhances relationships with them while driving revenue for the bookstore. We have connected with over 615,000 new alumni customers since Fiscal 2013 who helped drive our biggest online general merchandise sales day in our history on CyberMonday 2014.

Faculty

As a partner and year-round support system for faculty, we conduct extensive research, gaining insights into what faculty need and want from the campus store. These insights lay the foundation to develop and nurture collaborative, productive relationships with faculty, providing valuable tools and resources, including education and training materials, as well as relevant and up-to-date information on industry trends.

A key component of our Igniting the Faculty Connection initiative is our FacultyEnlightTM online platform, which enhances the adoption experience while ensuring course material revenue remains on campus. As with all of our strategies, we began development of FacultyEnlightTM by conducting extensive, nationwide research, gathering feedback on faculty preferences, needs and challenges when it comes to the textbook adoption process. FacultyEnlightTM provides us a direct line to faculty to deliver our affordability message, effectively minimizing publisher disintermediation and further enhancing our relationships.

Brand Partnerships

As an official partner to the colleges and universities we serve, we are in a unique position to provide leading brands the ability to directly access our 5 million students. Our partnership marketing team, Barnes & Noble College Marketing (“BNCM”), builds and maintains partnerships with companies such as Adobe, zipcar, Verizon and Sony PlayStation. BNCM is a full-service youth marketing agency that works in partnership with our network of 717 college and university affiliated bookstores and e-commerce sites to deliver a portfolio of marketing capabilities for brands looking to connect with the college consumer. It supports our mission to be a social hub and destination on campus with offerings and events geared toward the student audience.

Technology

We use technology from a variety of leading industry providers. This approach reduces the risk of being dependent on a single supplier for our technology needs.

Store technology is focused on the customer experience and connects into our main data centers for backend processing and reporting. Our store technologies integrate with the colleges’ and universities’ technology ecosystem, including their student financial aid systems, student information system, learning management system and faculty material discovery/adoptions to provide a seamless on-campus experience. Beyond our brick and mortar stores, our websites fulfill needs of students, faculty, administration and alumni by offering textbooks and general merchandise at all times. Additionally, our agile technology allows for “pop-up” stores to be quickly operational in support of sporting events and peak busy seasons. These pop-up stores utilize the same technologies as our traditional stores in order to maintain data security and the overall customer experience.

Technologies supporting all stores reside within our production data centers. These data centers are leased space within global co-location provider facilities. Our two primary production co-location spaces are located in New Jersey and Georgia. In addition to this co-location space, Cloud services are leveraged from leading providers to allow for flexible on-demand capacity and increased resiliency. We continuously monitor all environments and leverage outside consultants to perform security and integrity validation of our locations and data.

Competition

Approximately 53% of college and university affiliated bookstores in the United States are operated by the educational institutions themselves. The following companies compete directly with us: Follett Corporation, a contract operator of campus bookstores; Nebraska Book Company, a contract operator of on-campus and off-campus bookstores; Amazon.com, an e-commerce operator and a provider of contract services to colleges and universities; BBA Solutions, a college textbook retailer; Chegg.com, an online textbook rental company; CourseSmart, a digital course materials provider; Akademos, a virtual bookstore and marketplace for academic institutions; Rafter, a course materials management solution for higher educational institutions; bn.com, the e-commerce platform of Barnes & Noble and MBS Direct, an online bookstore provider.

Publishers are increasing efforts to sell directly to students, and technology companies, such as Apple, Google and Blackboard, are also increasing their digital offerings to students. In addition, student-to-student transaction are taking place on campuses and over the Internet.

Employees

As of January 31, 2015, we had approximately 5,400 full time and regularly scheduled part-time employees. In addition, we typically hire approximately 10,000 or more additional temporary employees during peak periods. Our employees are not represented by unions, with the exception of 30 employees, and we believe that our relationship with our employees is good.

Facilities

We lease approximately 74,000 square feet of space for our corporate headquarters in Basking Ridge, New Jersey pursuant to a lease that expires in October 2020. We also lease approximately 34,000 square feet of space in Mountain View, CA pursuant to a lease that expires in December 2019.

Legal Proceedings

We are involved in a variety of claims, suits, investigations and proceedings that arise from time to time in the ordinary course of its business, including actions with respect to contracts, intellectual property, taxation, employment, benefits, securities, personal injuries and other matters.

The litigation matter described below is the only material legal proceeding in which we are involved. Under the Separation Agreement, Barnes & Noble will indemnify us against any expenses and liabilities incurred in connection with the matter.

Adrea LLC v. Barnes & Noble, Inc., NOOK Digital LLC (formerly known as barnesandnoble.com llc) and NOOK Media LLC

On June 14, 2013, Adrea LLC (“Adrea”) filed a complaint against Barnes & Noble, NOOK Digital LLC (formerly known as barnesandnoble.com llc) and NOOK Media LLC (“Barnes & Noble”) in the United States District Court for the Southern District of New York alleging that various Barnes & Noble NOOK products and related online services infringe U.S. Patent Nos. 7,298,851, 7,299,501 and 7,620,703. Barnes & Noble filed its Answer on August 9, 2013, denying infringement and asserting several affirmative defenses. At the same time, Barnes & Noble filed counterclaims seeking declaratory judgments of non-infringement and invalidity with respect to each of the patents-in-suit. Following the claim construction hearing held on November 1, 2013 (as to which the Court issued a claim construction order on December 1, 2013), the Court set a further amended case management schedule, under which fact discovery was to be (and has been) substantially completed by November 20, 2013, and concluded by December 9, 2013; and expert disclosures and discovery were to be (and have been) completed by January 17, 2014. According to the amended case management schedule, summary judgment motion briefing was to have been, and has now been completed as of February 21, 2014. The final pretrial conference, originally scheduled to be held on February 28, 2014, was adjourned by the Court until April 10, 2014. On that date the summary judgment motions were orally argued to the Court, and the Court reserved decision on such motions until a later date. The parties then discussed various pretrial proceedings with the Court, and the Court set the date of October 6, 2014 for trial. Subsequently, on July 1, 2014, the Court issued a decision granting partial summary judgment in Barnes & Noble’s favor, and in particular granting Barnes & Noble’s motion to dismiss one of Adrea’s infringement claims, and granting Barnes & Noble’s motion to limit any damages award with respect to another of Adrea’s infringement claims.

Beginning October 7, 2014, through and including October 22, 2014, the case was tried to a jury in the Southern District of New York. The jury returned its verdict on October 27, 2014. The jury found no infringement with respect to the ‘851 patent, and infringement with respect to the ‘501 and ‘703 patents. It awarded damages in the amount of $1.3 million. The jury further found no willful infringement with respect to any patent.

To date, the Court has yet to enter judgment, as it has requested post-trial briefing with respect to certain legal issues raised by the parties. Once it determines those issues and enters judgment, it is anticipated that the parties will file post-judgment motions, including, on Barnes & Noble’s part, a motion for judgment in its favor as a matter of law, notwithstanding the jury’s verdict.

MANAGEMENT

Executive Officers Following the Spin-Off

The following sets forth information regarding individuals who are currently expected to serve as executive officers after the Spin-Off, including their positions.

Name	Age	Position
Max J. Roberts	62	Chief Executive Officer
Barry Brover	53	Vice President, Chief Financial Officer
Patrick Maloney	58	Executive Vice President, Chief Operating Officer

Max J. Roberts, age 62, will serve as our Chief Executive Officer. Mr. Roberts joined our company in 1996 as President and has served as Chief Executive Officer of Barnes & Noble College since August of 2013. Prior to joining Barnes & Noble, Mr. Roberts held senior executive positions at Petrie Retail, R.H. Macy & Company and May Department Stores. Mr. Roberts started his professional career at the global public accounting firm of Touche Ross & Company (currently Deloitte.) Mr. Roberts is a Certified Public Accountant and graduated cum laude with a degree in Accounting from Oklahoma Christian University.

Barry Brover, age 53, will serve as our Chief Financial Officer. Mr. Brover has served as Chief Financial Officer of Barnes & Noble College since 2006. In that role he oversees all financial functions including accounting, financial reporting, inventory control, accounts payable, internal audit, tax, financial planning and analysis. Mr. Brover joined Barnes & Noble College in 1986 and has held various executive positions with increasing responsibility. Prior to joining Barnes & Noble College, Mr. Brover started his career at KPMG where he earned his CPA and was supervising audits. He has a B.B.A from Hofstra University in New York.

Patrick Maloney, age 58, will serve as our Executive Vice President and Chief Operating Officer. Mr. Maloney has served as Executive Vice President and Chief Operating Officer of Barnes & Noble College since May 2007. In that role he oversees operations at all bookstores nationwide, including bookstore e-commerce, store design & construction, internal operations, learning and development, and book and general merchandising departments. Mr. Maloney began his career at Barnes & Noble as a student and assistant manager at SUNY Stony Brook University and was appointed to his current position in 2002.

Further information regarding our remaining executive officers and other officers following the Spin-Off will be included in subsequent amendments to this Prospectus.

Board of Directors Following the Spin-Off

Information regarding our directors following the Spin-Off will be included in subsequent amendments to this Prospectus, prior to the effectiveness of the Registration Statement of which this Prospectus forms a part. The directors who are signatories to such Registration Statement will not necessarily be directors of the Company following completion of the Spin-Off.

Director Independence

It is anticipated that a majority of the members of our Board, other than any of our employees that serve as directors, will meet the criteria for independence as defined by the listing standards and the corporate governance guidelines to be adopted by our Board.

Committees of the Board of Directors

Effective upon the completion of the Spin-Off, our Board will have the following committees, each of which will operate under a written charter.

Audit Committee

The Audit Committee will be established in accordance with Section 3(a)(58)(A) and Rule 10A-3 under the Exchange Act. The responsibilities of the Audit Committee will be more fully described in our Audit Committee Charter and will include, among other duties:

•	oversee the quality and integrity of our financial statements, accounting practices and financial information we provide to the SEC or the public;

•	review our annual and interim financial statements, the report of our independent registered public accounting firm on our annual financial statements, Management’s Report on Internal Control over Financial Reporting and the disclosures under Management’s Discussion and Analysis of Financial Condition and Results of Operations;

•	select and appoint an independent registered public accounting firm;

•	pre-approve all services to be provided to us by our independent registered public accounting firm;

•	review with our independent registered public accounting firm and our management the accounting firm’s significant findings and recommendations upon the completion of the annual financial audit and quarterly reviews;

•	review and evaluate the qualification, performance, fees and independence of our registered public accounting firm;

•	meet with our independent registered public accounting firm and our management regarding our internal controls, critical accounting policies and practices and other matters;

•	discuss with our independent registered public accounting firm and our management earnings releases prior to their issuance;

•	oversee our internal audit function; and

•	oversee our compliance program, response to regulatory actions involving financial, accounting and internal control matters, internal controls and risk management policies.

The Audit Committee will consist entirely of independent directors, each of whom will meet the independence requirements set forth in the listing standards of the NYSE, Rule 10A-3 under the Exchange Act and our Audit Committee Charter. Each member of the Audit Committee will be financially literate, and at least one member of the Audit Committee will have accounting and related financial management expertise and satisfy the criteria to be an “audit committee financial expert” under the rules and regulations of the SEC, as those qualifications are interpreted by our Board in its business judgment. The initial members of the Audit Committee will be determined prior to the Spin-Off.

Compensation Committee

The responsibilities of the Compensation Committee will be more fully described in our Compensation Committee Charter and will include, among other duties:

•	setting and reviewing our general policy regarding executive compensation;

•	determining the compensation of our Chief Executive Officer and other executive officers;

•	approving employment agreements for our Chief Executive Officer and other executive officers;

•	reviewing the benefits provided to our Chief Executive Officer and other executive officers;

•	overseeing our overall compensation structure, practices and benefits plans;

•	administering our executive bonus and equity-based incentive plans; and

•	assessing the independence of compensation consultants, legal counsel and other advisors to the Compensation Committee and hiring, approving the fees and overseeing the work of, and terminating the services of such advisors.

The Compensation Committee will consist entirely of independent directors. The members of the Compensation Committee will be “non-employee directors” (within the meaning of Rule 16b-3 under the Exchange Act) and “outside directors” (within the meaning of Section 162(m) of the Code). The initial members of the Compensation Committee will be determined prior to the Spin-Off.

Corporate Governance & Nominating Committee

The responsibilities of the Corporate Governance and Nominating Committee will be more fully described in Corporate Governance and Nominating Committee Charter and will include, among other duties:

•	overseeing our corporate governance practices;

•	reviewing and recommending to our Board amendments to our committee charters and other corporate governance guidelines;

•	reviewing and making recommendations to our Board regarding the structure of our various board committees;

•	identifying, reviewing and recommending to our Board individuals for election to the board;

•	adopting and reviewing policies regarding the consideration of board candidates proposed by stockholders and other criteria for board membership; and

•	overseeing our board’s annual self-evaluation.

The Corporate Governance and Nominating Committee will consist entirely of independent directors, each of whom will meet the independence requirements set forth in the listing standards of the NYSE and our Corporate Governance and Nominating Committee Charter. The initial members of the Corporate Governance and Nominating Committee will be determined prior to the Spin-Off.

Corporate Governance Guidelines

Prior to the completion of the Spin-Off, we will adopt written corporate governance guidelines to assist the board in implementing effective corporate governance practices. The guidelines will be reviewed regularly by the Corporate Governance and Nominating Committee in the light of changing circumstances in order to continue serving our best interests and the best interests of our stockholders.

Code of Business Conduct and Ethics

Prior to the completion of the Spin-Off, we will adopt a written code of ethics that is designed to deter wrongdoing and to promote, among other things:

•	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•	the protection of the confidentiality of our non-public information;

•	the responsible use of and control over our assets and resources;

•	full, fair, accurate, timely and understandable disclosure in reports and documents that we file with the SEC and other regulators and in our other public communications;

•	compliance with applicable laws, rules and regulations; and

•	accountability for adherence to the code and prompt internal reporting of any possible violation of the code.

Director Compensation

We are currently in the process of determining the composition of our board of directors and of developing the details regarding the compensation packages of the directors who will comprise our board of directors. This is an ongoing process and we will include the relevant disclosure in subsequent amendments to this Prospectus. We anticipate that only those directors who are considered independent directors under the rules of the NYSE will receive compensation from us for their service on our board of directors.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Introduction

The following Compensation Discussion and Analysis summarizes the material elements of our compensation programs for our named executive officers (“NEOs”). For Fiscal 2014, our NEOs were:

Executive	Position
Max J. Roberts	Chief Executive Officer
Barry Brover	Vice President, Chief Financial Officer
Patrick Maloney	Executive Vice President, Chief Operating Officer

We are currently in the process of determining the remainder of our senior management team, as well as the composition of the Compensation Committee of our Board and the philosophy and design of our compensation plans and programs, including the treatment of Barnes & Noble equity awards held by our NEOs. We will include the additional disclosures in subsequent amendments to this Prospectus.

Background

We currently operate as a business segment of Barnes & Noble and will continue to do so until the completion of the Distribution. As a result, Barnes & Noble has determined the compensation of our employees, including our NEOs, and will continue to do so until the completion of the Spin-Off. Accordingly, except as otherwise indicated, the compensation arrangements discussed in this Compensation Discussion and Analysis are those of Barnes & Noble. References to “College” in this section refers to Barnes & Noble’s existing College business segment.

Barnes & Noble Compensation Philosophy and Objectives

Barnes & Noble Strives to Attract, Incentivize and Retain Talented Individuals. It is imperative that Barnes & Noble attract, incentivize and retain individuals whose skills are critical to the current and long-term success of Barnes & Noble.

•	Barnes & Noble pays competitively. The compensation program is designed to be competitive relative to the compensation provided by peer group companies. Barnes & Noble generally considers market median compensation for our peer group and from certain competitive survey data when preparing offers of employment and assessing the competitiveness of executive compensation levels.

•	Retention is a key objective of the compensation program. Because the implementation of Barnes & Noble’s business strategy requires long-term commitments on the part of our executives, and because competition for top talent is intense in our industry, retention is a key objective of the compensation program.

Barnes & Noble Pays for Performance. Barnes & Noble firmly believes that pay should be tied to performance. Superior performance enhances stockholder value and is a fundamental objective of Barnes & Noble’s compensation program.

•	Barnes & Noble rewards attainment of established goals. The compensation program is designed to reward our executives for attaining established goals that require the dedication of their time, effort, skills and business experience to the success of Barnes & Noble and the maximization of stockholder value.

•

Performance-based annual incentive compensation is a key component of Barnes & Noble’s compensation program. Annual performance is rewarded through performance-based annual incentive compensation, and is based on Barnes & Noble’s and College’s financial results in the applicable fiscal year measured principally by Barnes & Noble’s consolidated EBIT (earnings before interest and taxes) and Barnes & Noble’s and College’s EBITDA (earnings before interest, taxes, depreciation and amortization), each as adjusted as described below, if applicable, as well as each individual executive’s contribution to those results.

Barnes & Noble Aligns Pay to Business Objectives and Long-Term Strategy. The compensation program is designed to reward and motivate the executive’s individual and team performance in attaining business objectives and maximizing stockholder value. Compensation decisions are based on the principle that the long-term interests of the executives should be aligned with those of Barnes & Noble’s stockholders.

•	Barnes & Noble grants incentive awards recognizing that Barnes & Noble is undergoing a transition. Barnes & Noble, currently, is undergoing significant transitions, and the Barnes & Noble stock price has experienced volatility relating to such transitions and the overall environment in its industry. The Barnes & Noble Compensation Committee therefore believes that awarding annual incentives with focused goals provides greater control over the incentives created for the executives (and employees generally) than would a regular annual long-term equity incentive program.

•	Barnes & Noble grants long-term equity incentive awards on a case-by-case basis. While Barnes & Noble has not established a regular annual long-term equity incentive award program, Barnes & Noble primarily uses equity incentive awards as a recruitment and retention incentive and to align the interests of executives with Barnes & Noble’s stockholders’ interests. In determining to grant long-term equity incentive awards, the Barnes & Noble Compensation Committee generally considers similar awards granted by Barnes & Noble’s peers with whom Barnes & Noble competes for key talent, as well as the necessary means to ensure stockholder alignment and the retention of executives during this critical period as Barnes & Noble implements its business strategy.

Pay Mix

Compensation for our executives is weighted towards at-risk variable compensation, where actual amounts earned may differ from target amounts. Each of our NEOs has a target performance-based annual incentive compensation opportunity that is assessed annually by the Barnes & Noble Compensation Committee to ensure alignment with Barnes & Noble compensation objectives and market practice. In addition, each of our NEOs may, from time to time, receive long-term equity compensation awards that ultimately deliver value based on the returns realized by Barnes & Noble stockholders, aligning the executive’s interests with those of Barnes & Noble’s stockholders.

Barnes & Noble’s Executive Compensation Framework

In support of its compensation philosophy, Barnes & Noble generally considers market median compensation of both a peer group of retail companies and a general industry comparator group to determine an appropriate total value and mix of pay for our executives. Barnes & Noble’s Compensation Committee reviews these peer and competitor groups on an annual basis.

However, market median compensation is just one factor that is considered in determining compensation levels for our executive officers. The following are additional considerations: (a) Barnes & Noble’s business performance; (b) each NEO’s job responsibilities, experience, prior performance and anticipated future performance; (c) relative compensation among our NEOs; (d) industry-wide business conditions; and (e) the recommendations of the Barnes & Noble Executive Chairman and the Barnes & Noble Chief Executive Officer (and our Chief Executive Officer, in the case of Messrs. Brover and Maloney).

Barnes & Noble’s peer group for Fiscal 2014 consisted of the following companies, which were selected based on their size and market capitalization and the complexity of their businesses, as well as the availability of comparative data. The Barnes & Noble Compensation Committee recognizes that a number of the companies in the table below have ceased to be independent publicly traded companies in connection with recent transactions, and has developed a new peer group for Fiscal 2015. Additionally, the Barnes & Noble Compensation Committee recognizes that Radio Shack has filed for bankruptcy and may not be included in the peer group for Fiscal 2016.

Barnes & Noble’s Fiscal 2014 Peer Group

Adobe Systems Incorporated Bed Bath & Beyond, Inc. Dick’s Sporting Goods, Inc. eBay Inc. Expedia, Inc. The Gap, Inc. Intuit Inc. Limited Brands, Inc. Motorola Mobility Holdings, Inc. NCR Corporation	Netflix, Inc. Office Depot, Inc. OfficeMax, Inc. Priceline.com Incorporated Radio Shack, Corp. BlackBerry Limited SanDisk Corporation Western Digital Corporation Williams-Sonoma, Inc. Yahoo! Inc.

Given the differences between the expected market capitalization of our company and Barnes & Noble, as well as other relevant factors that impact executive compensation, we expect that the group of peer companies selected by our Compensation Committee following completion of this Distribution will differ from Barnes & Noble’s peer group for Fiscal 2014, although some of Barnes & Noble’s peer companies may continue to serve as peer companies for us.

Process for Determining the Compensation of Our Named Executive Officers

Roles of the Barnes & Noble Compensation Committee and Barnes & Noble’s Management

The Barnes & Noble Compensation Committee has responsibility for establishing, implementing and overseeing Barnes & Noble’s compensation program, and reviews and approves Barnes & Noble’s compensation philosophy and objectives. The Barnes & Noble Compensation Committee also annually reviews and approves the annual base salary levels, the performance-based annual incentive opportunity levels, the long-term incentive opportunity levels, the employment and severance agreements and any special or supplemental benefits, in each case, as, when and if appropriate, for each of the executive officers of Barnes & Noble (including Mr. Roberts) and any other executives of Barnes & Noble earning a base salary of $400,000 or more (including Messrs. Brover and Maloney). In addition, the Barnes & Noble Compensation Committee annually reviews and makes recommendations to the Barnes & Noble board of directors with respect to the compensation programs and policies applicable to Barnes & Noble’s directors and officers, including incentive compensation plans and equity-based plans, and approves all new incentive plans and major benefit programs. The Barnes & Noble Compensation Committee also administers Barnes & Noble’s equity incentive plan.

The Barnes & Noble Executive Chairman and the Barnes & Noble Chief Executive Officer annually review the performance of each of our NEOs. In the case of Messrs. Brover and Maloney, Mr. Roberts also reviews their performance and makes compensation recommendations to the Barnes & Noble Executive Chairman and the Barnes & Noble Chief Executive Officer. The compensation recommendations from the Barnes & Noble Executive Chairman and Barnes & Noble Chief Executive Officer following their review are presented to the Barnes & Noble Compensation Committee. The Barnes & Noble Compensation Committee considers all key elements of compensation separately and also reviews the full compensation package afforded by Barnes & Noble to our NEOs. In accordance with Barnes & Noble’s compensation philosophy and objectives, the Barnes & Noble Compensation Committee considers the compensation package provided to each of our NEOs in light of: (a) Barnes & Noble’s business performance; (b) each NEO’s experience, prior performance and anticipated future performance; (c) relative compensation among our NEOs; (d) industry-wide business conditions and (e) compensation provided by Barnes & Noble’s peers. When approving equity awards, the

Barnes & Noble Compensation Committee considers the size and vesting schedule of outstanding awards. Based on its judgment and expertise, the Barnes & Noble Compensation Committee may exercise its judgment to modify any or all recommended elements of compensation or awards to our NEOs.

In connection with the Distribution, we will appoint a Compensation Committee that will operate under a written charter. The Compensation Committee will be responsible for establishing and reviewing policies governing salaries and benefits, annual performance awards, long-term incentive compensation and the terms and conditions of employment for the Chief Executive Officer and each of the other NEOs. The Board will examine the composition of the Compensation Committee to ensure that its members meet both the independence requirements set forth in the listing standards of the New York Stock Exchange and the requirements of the Compensation Committee charter. See “Management—Committees of the Board of Directors—Compensation Committee” for more information.

Role of Barnes & Noble’s Compensation Consultant

The Barnes & Noble Compensation Committee has retained Frederic W. Cook & Co., Inc. (“Cook & Co.”), an independent nationally recognized compensation consulting firm, to provide information, analyses and advice regarding executive compensation and other matters. In order to ensure that the consultant’s advice to the Barnes & Noble Compensation Committee remains objective and is not unduly influenced by Barnes & Noble’s management, the consultant reports to and takes direction from the Barnes & Noble Compensation Committee itself and not from Barnes & Noble’s management. With the consent of the Barnes & Noble Compensation Committee, the consultant may contact Barnes & Noble’s management for information necessary to fulfill its assignments, such as information regarding personnel responsibilities and salaries. The consultant may also, and frequently does, provide reports and presentations to and on behalf of the Barnes & Noble Compensation Committee that Barnes & Noble management also receives. Barnes & Noble management’s contact with the compensation consultant in this regard is at the Barnes & Noble Compensation Committee’s direction. All decisions with respect to the amount and form of director and executive compensation are made by the Barnes & Noble Compensation Committee alone, subject to the approval of the full Barnes & Noble board of directors with respect to the compensation of the directors, and may reflect factors and considerations other than the information and advice provided by the compensation consultant.

During Fiscal 2014, Cook & Co. provided assistance on the operation of the performance-based annual incentive compensation program and grants of long-term equity incentive awards. Cook & Co. does not provide other services to Barnes & Noble in addition to providing compensation consulting services to the Barnes & Noble Compensation Committee. The Barnes & Noble Compensation Committee has assessed the independence of Cook & Co., as required by both the SEC rules and the New York Stock Exchange Listing Standards, and concluded that no conflict of interest exists with respect to its services to the Barnes & Noble Compensation Committee.

Overview of Barnes & Noble’s Compensation Program Design

The below section outlines the process by which Barnes & Noble determined the design of its fiscal 2014 executive compensation program as it relates to our NEOs.

Elements of Pay

Consistent with the Barnes & Noble Compensation Committee’s compensation philosophy and objectives, the following elements make up the compensation of our NEOs:

•	Base Salary

•	Performance-Based Annual Incentive Compensation

•	Long-Term Equity Incentive Awards

•	Retirement, Other Benefits and Limited Perquisites

Base Salary

Barnes & Noble pays our NEOs a base salary to provide them with a guaranteed minimum compensation level for their annual services. An NEO’s base salary is determined by evaluating the responsibilities of the position held, the individual’s experience and the competitive marketplace for executive talent. The base salary is a component of total direct compensation, which is reviewed periodically for competitiveness relative to the total direct compensation paid to executives at peer group companies with comparable qualifications, experience and responsibilities, as discussed above. In Fiscal 2014, the Barnes & Noble Compensation Committee approved merit-based salary increases for Messrs. Roberts, Brover and Maloney in connection with the performance of the College business.

The table below sets forth the base salaries of each named executive officer as of the end of Fiscal 2013 and Fiscal 2014.

Executive Name	Final Base Salary in Fiscal 2013	Final Base Salary in Fiscal 2014
Max J. Roberts	$725,000	$783,000
Barry Brover	$415,000	$460,000
Patrick Maloney	$620,000	$682,000

Performance-Based Annual Incentive Compensation

In Fiscal 2014, our NEOs were granted performance-based annual incentive compensation awards with a target payout opportunity expressed as a percentage of annual base salary under either the Amended and Restated Barnes & Noble, Inc. 2009 Incentive Plan (the “Barnes & Noble Incentive Plan”), with respect to Mr. Roberts, or the Barnes & Noble College Booksellers, LLC Incentive Compensation Plan (the “College Incentive Plan”), with respect to Messrs. Brover and Maloney.

Mr. Roberts was granted performance-based annual incentive compensation awards in the form of cash-settled performance units that vest over a one-year period, payable in accordance with the Barnes & Noble Incentive Plan. The cash-settled performance units were structured so that achievement of an Adjusted EBIT* target was required for eligibility for any payout of the awards, following the achievement of which actual payout levels were determined based on the achievement of other corporate and individual goals. The Barnes & Noble Compensation Committee set the target payout percentage for Mr. Roberts at 100% of base salary, with a maximum payout of 117% of target. Given Mr. Roberts’ responsibility for the College business, including the scope of his duties and his individual capacity to affect the overall performance of the College business, Mr. Roberts’ performance-based annual incentive compensation was structured to be based, after achievement of the Adjusted EBIT target, 25% on Barnes & Noble Consolidated EBITDA, 50% on College Adjusted EBITDA and 25% on individual performance goals, each as described below.

*	“Adjusted EBIT” is defined as Barnes & Noble’s income from ongoing operations (excluding income on investments and foreign currency gains) on a consolidated basis, before deduction of interest payments and income taxes, as reported in Barnes & Noble’s income statement for Fiscal 2014, and prior to accrual for amounts paid under the Fiscal 2014 performance unit awards and adjusted to exclude the effects of charges for (a) restructurings, discontinued operations, acquisitions, divestitures, debt restructuring or early repayment, inventory or asset write-downs, severance costs incurred in connection with any restructuring, divestiture or reorganization, extraordinary items and other unusual on non-recurring items, (b) any event either not directly related to the operations of Barnes & Noble or not within reasonable control of Barnes & Noble’s management, (c) the cumulative effect of tax or accounting changes or restatement, (d) any costs or expenses related to any effort to prepare for or implement a complete separation of NOOK Media LLC and (e) non-routine litigation expenses such as shareholder derivative actions.

Messrs. Brover and Maloney are responsible for more focused areas of the College business. For that reason, each of these NEOs participated in the College Incentive Plan for Fiscal 2014, which provides for a performance-based annual incentive payment to each executive, 75% of which was based on the College Adjusted EBITDA performance target and 25% of which was based on each executive’s individual performance goals, each as described below.

Fiscal 2014 Performance-Based Incentive Compensation Metrics. During the second quarter of Fiscal 2014, the Barnes & Noble Compensation Committee chose Barnes & Noble Consolidated EBITDA as the company-wide performance metric in order to incentivize the Barnes & Noble named executive officers (including Mr. Roberts) to work to advance Barnes & Noble’s continuing efforts to realize operational efficiencies and to provide a superior and seamless experience for customers. Additionally, to reflect the fact that Messrs. Roberts, Brover and Maloney maintain a primary focus in the College business during Fiscal 2014, the Barnes & Noble Compensation Committee chose to allocate a percentage of such executive’s overall award opportunity to Adjusted EBITDA calculated with respect to the College business. The Barnes & Noble Compensation Committee established targets for the various performance metrics based on Barnes & Noble’s and the College business’s prior year’s performance, the Barnes & Noble board of directors’ expectations for future performance and the Barnes & Noble Compensation Committee’s desire to appropriately motivate our NEOs. In addition, each of our NEO’s performance-based annual incentive compensation opportunity is subject to achievement of individual performance goals established by the Barnes & Noble Compensation Committee at the beginning of Fiscal 2014.

Set forth below is a chart showing the various performance metrics that comprise each of our NEO’s performance-based annual incentive compensation award opportunity and their weighting relative to the NEO’s total award opportunity.

Percentage of Overall Award Opportunity
NEO	Barnes & Noble Consolidated EBITDA	College Adjusted EBITDA	Individual Performance Goals
Max J. Roberts	25%	50%	25%
Barry Brover	0%	75%	25%
Patrick Maloney	0%	75%	25%

“Barnes & Noble Consolidated EBITDA” is calculated by adding Depreciation and Amortization to Operating Income/(Loss) as reported in the Barnes & Noble’s audited financial statements.

“College Adjusted EBITDA” is defined and determined in the same manner as Barnes & Noble Consolidated EBITDA, but only with respect to the College operating segment, and adjusted to exclude the current year LIFO inventory accounting benefit.

Threshold Performance Requirement for Cash-Settled Performance Units. During the first quarter of Fiscal 2014, the Barnes & Noble Compensation Committee, in consultation with the Barnes & Noble Executive Chairman and Barnes & Noble’s compensation consultant, established a threshold Adjusted EBIT target of negative $178,276,000 with respect to performance-based annual incentive compensation awards granted under the Barnes & Noble Incentive Plan, which was set to ensure a minimum level of performance for payment of these annual incentives. The threshold level for Adjusted EBIT was a negative number because the Barnes & Noble Digital business was expected to have significant cash flow requirements in Fiscal 2014.

The Barnes & Noble Compensation Committee considers Adjusted EBIT to be an appropriate performance metric for annual incentives because it reflects the financial performance of Barnes & Noble and aligns performance-based annual incentive compensation with the interests of stockholders. Following the close of Fiscal 2014, the Barnes & Noble Compensation Committee certified that Barnes & Noble had achieved the Adjusted EBIT goal, which enabled the Barnes & Noble Compensation Committee to award annual incentive compensation to Mr. Roberts.

Application of the Fiscal 2014 Performance-Based Incentive Compensation Metrics to the Cash-Settled Performance Units. After the threshold Adjusted EBIT target was achieved, the Barnes & Noble Compensation Committee then applied the Barnes & Noble Consolidated EBITDA and College Adjusted EBITDA goals and individual performance goals to determine the actual payment amounts. The process is illustrated in the diagram below.

Fiscal 2014 Performance Targets and Results. Set forth below is a chart showing the payout scale on which the Barnes & Noble Consolidated EBITDA and College Adjusted EBITDA portion of annual incentive compensation was based.

Level of Achievement of Barnes & Noble Consolidated EBITDA Target	Payout Percentage (% of Target Payout)	Level of Achievement of College Adjusted EBITDA Targets	Payout Percentage (% of Target Payout)
0% – less than 50%	0%	0% – less than 84%	0%
50% – less than 75%	25%	84% – less than 88%	50%
75% – less than 100%	62.5%	88% – less than 92%	75%
100% – less than 112.5%	100%	92% – less than 108%	100%
112.5% – less than 125%	108.5%	108% – less than 112%	105%
125% or more	117%	112% or more	117%

Set forth below is a chart showing the target and actual EBITDA or Adjusted EBITDA results for Barnes & Noble and the College business, respectively, for Fiscal 2014. The chart also shows how the EBITDA or Adjusted EBITDA results correlate to a percentage of target and translate into a percentage of target pay.

EBITDA or Adjusted EBITDA	Target ($) (in millions)	Actual ($) (in millions)	% Target Achieved	% Target Pay
Barnes & Noble Consolidated	$148	$251	170%	117%
College	$91	$115	126%	117%

Fiscal 2014 Individual Performance Results. The Barnes & Noble Compensation Committee determined that the accomplishment of Barnes & Noble’s strategic objectives during Fiscal 2014 and the operational challenges it faced, as well as the achievement of Barnes & Noble Consolidated EBITDA and the College Adjusted EBITDA goals at maximum levels, represented extraordinary work for the Barnes & Noble executives and specifically with respect to the individual performance goals for each of the Barnes & Noble executives. Additionally, the Barnes & Noble Compensation Committee noted that Mr. Roberts had exhibited strong leadership over Barnes & Noble’s College business, taken important action during the year, and accomplished significant positive results, relating to, among other things, the long-term strategy of Barnes & Noble’s College business which favored Barnes & Noble’s long-term transition strategy and stockholder value creation. The Barnes & Noble Compensation Committee specifically determined that our NEOs had achieved the individual performance goals discussed below.

Mr. Roberts. The Barnes & Noble Compensation Committee noted that under Mr. Roberts’ leadership in Fiscal 2014, the College business gained market share by opening 30 new store locations, equating to over $100 million in new business, as well as leading teams in the launch of Yuzu™, our digital education platform.

Mr. Brover. The Barnes & Noble Compensation Committee considered Mr. Brover’s successful implementation and integration of Yuzu™. In addition, Mr. Brover led the reporting and analysis for rentals (which is a growing part of our business) with differential pricing, markdowns, related margins and inventory reserves.

Mr. Maloney. The Barnes & Noble Compensation Committee focused on Mr. Maloney’s leadership in adding more than one million registered users to our new website and growing on-line general merchandise business by 30%. Furthermore, Mr. Maloney was instrumental in reducing unit decline in textbooks by nearly 50% (from 7.5 in the fall semester to 3.6 during the winter semester) and achieving more than $200 million in revenue in rentals.

Taking into account these factors, the Barnes & Noble Compensation Committee determined that it was appropriate to pay out the individual performance goal-related portion of these executive’s Fiscal 2014 performance incentive compensation at 100% of target.

Fiscal 2014 Performance-Based Annual Incentive Compensation Payment Amounts. Set forth below is a chart showing target, maximum and actual Fiscal 2014 performance-based annual incentive compensation for our NEOs.

Name	Target Payout as a % of Salary	Payout Range as a % of Target	Target Incentive Compensation Award	Maximum Award	Actual Award	Actual Award as a % of Target
Max J. Roberts	100%	0-117%	$783,000	$916,110	$882,833	112.75%
Barry Brover	50%	0-117%	$230,000	$269,100	$259,325	112.75%
Patrick Maloney	100%	0-117%	$682,000	$797,940	$768,955	112.75%

The performance-based annual incentive awards earned by our NEOs under the annual incentive plans for Fiscal 2014 are set forth in the “Summary Compensation Table” on page 78 of this Prospectus. The threshold, target and maximum incentive award opportunities for each of our NEOs for Fiscal 2014 are set forth in the “2014 Grants of Plan-Based Awards Table” on page 79 of this Prospectus.

2014 Long-Term Equity Incentives

The grant of long-term equity incentive awards under the Barnes & Noble Incentive Plan is an additional element of Barnes & Noble’s compensation program. In 2014, certain of our executives received equity awards under the Barnes & Noble Incentive Plan that were intended to (a) align the interests of our executives with Barnes & Noble’s stockholders, (b) incentivize superior performance over time and (c) promote retention based both on service-based vesting criteria and on the potential appreciation in the value of the underlying stock as a result of the executive’s contribution to Barnes & Noble.

The 2014 grants under the Barnes & Noble Incentive Plan were made in the form of restricted stock units, or RSUs. RSUs represent the right to receive shares of Barnes & Noble common stock in the future, subject to continued service with Barnes & Noble, and generally vest in three annual installments on the first, second and third anniversary of the date of grant. RSUs are payable in shares of Barnes & Noble common stock, and are payable only upon vesting. In determining the value of long-term equity incentive awards with which to compensate our NEOs, the Barnes & Noble Compensation Committee considers the value of equity awards issued to similarly situated executives at companies in peer groups (as discussed above), the availability of equity for employee grants and the appropriate balance between cash and equity-based awards. Each of Messrs.

Roberts, Brover and Maloney received a grant of 200,000, 45,000 and 50,000 RSUs, respectively, during Fiscal 2014 in connection with Barnes & Noble’s broad-based key employee compensation program and because of significant retention concerns, including competitor recruitment of key employees and morale concerns arising from market uncertainties.

Prior to this Distribution, the amounts, terms and conditions of the equity awards granted to our NEOs have been determined by the Barnes & Noble Compensation Committee. Equity awards granted to our NEOs following this Distribution will be determined by our Compensation Committee.

Other Components of Compensation

Barnes & Noble Savings Plan. Each of our NEOs is entitled to participate in Barnes & Noble’s tax-qualified defined contribution 401(k) plan on the same basis as all other eligible employees. The 401(k) plan provides Barnes & Noble employees, including our NEOs, with a means for accumulating tax-deferred savings for retirement purposes. Barnes & Noble matches the contributions of participants, subject to certain criteria. Under the terms of the 401(k) plan, as prescribed the Code, the contribution of any participating employee is limited to the lesser of 75% of annual salary before taxes or a maximum dollar amount ($17,500 for 2014), subject to a $5,500 increase for participants who are age 50 or older. The amount of Barnes & Noble’s matching contributions for each of our NEOs is set forth in footnotes to the “Summary Compensation Table” on page 78 of this Prospectus.

Limited Perquisites and Other Compensation. Barnes & Noble does not have a formal program providing perquisites to our executives. Instead, certain of our executives are entitled to the limited perquisites set forth in their employment agreements.

Severance and Change of Control Payments and Benefits. The employment agreements that were effective during Fiscal 2014 (the “Old Employment Agreements”) for each of our NEOs provided for certain severance payments and benefits upon termination of employment by College without cause or by the NEO for good reason (including upon termination within two years following a change of control). The triggering events that would have resulted in the severance payments and benefits and the amount of those payments and benefits were selected to provide our NEOs with financial protection upon loss of employment in order to support our executive retention goals and to enable our NEOs to focus on the interests of Barnes & Noble, the College business and Barnes & Noble’s stockholders in the event of a potential change of control. When the employment agreements of our NEOs were entered into, the triggering events and amounts were considered to be competitive with severance protection being offered by other companies with whom we compete for highly qualified executives.

The compensation that could be received by each of our NEOs upon termination or change of control is set forth in the “Potential Payments Upon Termination or Change of Control Table” on page 84 of this Prospectus.

Employment Agreements with our NEOs

For a summary of the material terms of the employment agreements with our NEOs that were effective during Fiscal 2014 and affect the amounts set forth in the tables following this Compensation Discussion and Analysis, see the discussion in the “Narrative to the Summary Compensation Table and the Grants of Plan-Based Awards Table—Employment Agreements with our NEOs” section of this Prospectus.

Following Fiscal 2014, College entered into new employment agreements with each of our NEOs (the “New Employment Agreements”) in connection with their increased roles and responsibilities with respect to College. For Messrs. Roberts, Brover and Maloney, the New Employment Agreements contained the following changes to the Old Employment Agreements:

•	the initial term of the agreement is for three years, which renews annually thereafter, unless either party provides notice of non-renewal;

•	base salaries were increased to $850,000, $485,000 and $732,000, respectively;

•	target performance-based annual incentive compensation awards were increased to 150%, 75% and 125% of base salary, respectively;

•	non-change of control severance increased to two (for Mr. Roberts) or one (for Messrs. Brover and Maloney) times the sum of the NEO’s (a) annual base salary, (b) the average annual incentive compensation paid to him with respect to the preceding three completed years and (c) the cost of benefits;

•	change of control severance increased to three (for Mr. Roberts) or two (for Messrs. Brover and Maloney) times the sum of the amounts set forth in the previous bullet; and

•	limited perquisites of $1,000,000 of life insurance and long-term disability benefits (providing for monthly payments of $12,800) payable during the disability period until the earlier of death or the attainment of age 65 were added.

Our Anticipated Compensation Program Following This Distribution

We are currently in the process of determining the compensation programs we anticipate implementing for our senior executives, including our NEOs following the Distribution. We will include the additional disclosure in subsequent amendments to this Prospectus.

Our Compensation Committee

Following the Distribution, our Compensation Committee, which will be appointed by our Board, will determine the design of our executive compensation program. Our Compensation Committee will review and evaluate our executive compensation program to ensure that the program is aligned with our compensation philosophy. It is anticipated that our Compensation Committee will engage an independent compensation consultant to advise it in connection with its considerations and decisions.

Other Compensation Related Information

Unless otherwise stated, the compensation tables included in this section reflect amounts paid or payable or awards granted to our NEOs by Barnes & Noble under Barnes & Noble’s compensation plans and programs during Fiscal 2014, which ended May 3, 2014. Following the completion of the Distribution, our NEOs will receive compensation and benefits under our compensation plans and programs.

Summary Compensation Table

Name and Principal Position	Fiscal Year	Salary (1)	Bonus (Discretionary) (2)	Stock Awards (3)	Non-Equity Incentive Plan Compensation (4)	All Other Compensation (5)	Total
Max J. Roberts	2014	$788,019	$—	$2,952,000	$816,278	$31,119	$4,587,416
Chief Executive Officer	2013	$725,000	$—	$583,450	$543,750	$29,990	$1,882,190
	2012	$720,192	$45,312	$—	$570,938	$30,515	$1,366,957

Barry Brover	2014	$461,058	$—	$664,200	$259,325	$31,450	$1,416,032
Vice President, Chief Financial Officer	2013	$415,000	$—	$200,040	$207,500	$29,988	$852,888
	2012	$412,404	$12,969	$—	$163,406	$29,973	$618,751

Patrick Maloney	2014	$684,385	$—	$738,000	$751,905	$32,260	$2,206,550
Executive Vice President, Chief Operating Officer	2013	$620,000	$—	$200,040	$620,000	$30,248	$1,470,288
	2012	$616,538	$38,750	$—	$488,250	$30,294	$1,173,833

(1)	This column represents base salary earned.
(2)	This column represents the dollar value of discretionary bonuses paid to our NEOs in recognition of their service and significant accomplishments in Fiscal 2012 that favored Barnes & Noble’s long-term strategy and stockholder value creation.
(3)	This column represents the aggregate grant date fair value of stock awards granted in Fiscal 2014, Fiscal 2013 and Fiscal 2012, computed in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 718, Compensation—Stock Compensation (“ASC 718”). Refer to the “2014 Grants of Plan-Based Awards Table” for information on awards made in Fiscal 2014. The stock awards value is determined to be the fair market value of the underlying Barnes & Noble shares on the grant date, which is determined based on the closing price of Barnes & Noble’s common stock on the grant date. These amounts reflect an estimate of the grant date fair value and may not be equivalent to the actual value recognized by the NEO. The values reported in the columns represent the following awards granted to our NEOs during Fiscal 2014: Mr. Roberts, 200,000 restricted stock units, Mr. Brover, 45,000 restricted stock units and Mr. Maloney 50,000 restricted stock units. For additional information, see the discussions in the “Compensation Discussion and Analysis—Overview of Barnes & Noble’s Compensation Program Design, 2014 Long-Term Equity Incentives” section of this Prospectus.
(4)	This column represents the dollar value of performance-based annual incentive compensation earned for performance in Fiscal 2014, Fiscal 2013 and Fiscal 2012, respectively. For Fiscal 2014, Barnes & Noble and College exceeded their performance targets under the performance-based annual incentive compensation awards granted to our NEOs. For additional information, see the discussions in the “Compensation Discussion and Analysis—Overview of Barnes & Noble’s Compensation Program Design, Performance-Based Annual Incentive Compensation” section of this Prospectus.

(5)	This column represents the value of all other compensation, as detailed in the table below:

	All Other Compensation Table
Name	Fiscal Year	Long-Term Disability Insurance(a)	Life and AD&D Insurance(b)	Car Allowance	401(k) Company Match	Total Other Income
Max J. Roberts	2014	$1,560	$1,230	$18,000	$10,329	$31,119
	2013	$1,645	$1,230	$18,000	$9,115	$29,990
	2012	$1,900	$1,230	$18,000	$9,385	$30,515

Barry Brover	2014	$1,640	$348	$18,000	$11,462	$31,450
	2013	$1,640	$348	$18,000	$10,000	$29,988
	2012	$1,640	$348	$18,000	$9,985	$29,973

Patrick Maloney	2014	$1,900	$348	$18,000	$12,012	$32,260
	2013	$1,900	$348	$18,000	$10,000	$30,248
	2012	$1,900	$348	$18,000	$10,046	$30,294

(a)	This represents the premiums paid by Barnes & Noble for the long-term disability insurance.
(b)	This represents the premiums paid by Barnes & Noble for life and accidental death and dismemberment insurance. The life insurance benefit is $500,000 for Mr. Roberts and $250,000 for Messrs. Brover and Maloney.

Barnes & Noble compensates Messrs. Roberts, Brover and Maloney taking into account the terms of their respective employment agreements, and the information reported in the Summary Compensation Table reflects the terms of such agreements. For more information about our NEOs’ employment agreements, see the discussion below in the “Narrative to the Summary Compensation Table and Grants of Plan-Based Awards Table—Employment Agreements with our NEOs, Old Employment Agreements—General Provisions” section of this Prospectus.

Grants of Plan-Based Awards Table

The following “2014 Grants of Plan-Based Awards Table” provides additional information about non-equity incentive awards and long-term incentive awards granted to our NEOs by Barnes & Noble during Fiscal 2014.

2014 Grants of Plan-Based Awards Table

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards (1)		All Other Stock Awards: Number of Shares of Stock or Units (3) (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards (4) ($)
		Target ($)	Maximum (2) ($)
Max J. Roberts	02/07/2014	783,000	916,110	200,000	—	—	2,952,000
Barry Brover	02/07/2014	230,000	269,100	45,000	—	—	664,200
Patrick Maloney	02/07/2014	682,000	797,940	50,000	—	—	738,000

(1)	These columns represent the target payout level and maximum payout level for the performance-based incentive compensation awards under the Barnes & Noble Incentive Plan, in the case of Mr. Roberts, and under the College Incentive Plan, in the case of Messrs. Brover and Maloney. For additional information regarding the performance-based annual incentive compensation program, see the discussion in the “Compensation Discussion and Analysis—Overview of Barnes & Noble’s Compensation Program Design, Performance-Based Annual Incentive Compensation” section of this Prospectus.

(2)	The maximum amounts shown in the column reflect values derived from each NEO’s target incentive compensation percentage of salary. For additional information regarding the performance-based annual incentive compensation program, see the discussion in the “Compensation Discussion and Analysis— Overview of Barnes & Noble’s Compensation Program Design, Performance-Based Annual Incentive Compensation” section of this Prospectus.
(3)	This column represents the number of shares of restricted stock units granted to Messrs. Roberts, Brover and Maloney. The grants to Messrs. Roberts, Brover and Maloney vest one-third on the first anniversary of the date of grant, one-third on the second anniversary of the date of grant and one-third on the third anniversary of the date of grant.
(4)	This column represents the full grant date fair value of stock awards, computed in accordance with ASC 718, granted to Messrs. Roberts, Brover and Maloney.

For additional information relevant to the awards that are shown in the above table (including a discussion of the performance criteria established and the actual payouts, if applicable, under such awards), please see the discussions in the “Compensation Discussion and Analysis—Overview of Barnes & Noble’s Compensation Program Design” section of Prospectus.

Narrative to the Summary Compensation Table and the Grants of Plan-Based Awards Table

Employment Agreements with our NEOs

The Old Employment Agreements with each of Messrs. Roberts, Brover and Maloney provided for certain severance payments and benefits upon termination of employment by the Company (which, for purposes of the Old Employment Agreements, refers to both Barnes & Noble and College) without “cause” or by the NEO for “good reason” (including upon termination within two years following a change of control). As discussed above under “—Employment Agreements with our NEOs”, each of our NEOs entered into a New Employment Agreement after Fiscal 2014, but the terms of the Old Employment Agreements are described below because they affect the compensation tables in this section.

Old Employment Agreements—General Provisions

The Company has entered into an employment agreement with each of Messrs. Roberts, Brover and Maloney, and the compensation of each of these NEOs is based on their respective employment agreement as well as their job responsibilities. The terms of the employment agreement with each of Messrs. Roberts, Brover and Maloney commenced on September 30, 2009, and will continue for two years thereafter, and renew each year automatically for one year unless either party gives notice of non-renewal at least three months prior to automatic renewal.

Pursuant to their employment agreements, the annual base salaries of Messrs. Roberts, Brover and Maloney can be no less than $700,000, $400,000 and $600,000, respectively, during the terms of their employment. With respect to Messrs. Roberts, Brover and Maloney, the NEO is eligible for a minimum target annual incentive compensation award of 100%, 50% and 100% of his base salary, respectively. The employment agreements also provide that the NEO is eligible for grants of equity-based awards under the Amended and Restated Barnes & Noble, Inc. 2009 Incentive Plan and provide for a $1,500 monthly car allowance. Each of our NEOs is entitled to all other benefits afforded to executive officers and employees of the Company.

Under their respective employment agreements with the Company, Messrs. Roberts, Brover and Maloney are subject to certain restrictive covenants regarding competition, solicitation, confidentiality and disparagement. The non-competition and non-solicitation covenants apply during each NEO’s employment and for the two-year period following the NEO’s termination of employment. The confidentiality and non-disparagement covenants apply during the term of each NEO’s respective employment agreement and at all times thereafter.

Old Employment Agreements—Severance and Change of Control Benefits

The employment agreements provide that the NEO’s employment may be terminated by the Company upon death or disability or for “cause”, and by the NEO without “good reason”. If the employment of Messrs. Roberts, Brover or Maloney is terminated by the Company upon death, disability or for “cause,” or by the NEO without “good reason”, the NEO is entitled to payment of base salary through the date of death, disability or termination of employment.

If the employment of Messrs. Roberts, Brover or Maloney is terminated by the Company without “cause” or by the executive for “good reason,” the NEO is entitled, provided he signs a release of claims against the Company, to a severance equal to one-times his annual salary paid in 12 monthly installments.

Further, if the employment of Messrs. Roberts, Brover or Maloney is terminated by the Company without “cause” or by the NEO for “good reason” within two years (or the remainder of his term of employment under his employment agreement, whichever is longer) following a “change of control” of the Company, the NEO is entitled, regardless of whether he signs a release of claims against the Company, to a lump-sum severance payment equal to two-times his annual base salary. However, if such severance payments trigger the “golden parachute” excise tax under Sections 280G and 4999 of the Code, the NEO’s severance benefits would be reduced if such reduction would result in a greater after-tax benefit to him.

Except as otherwise provided by the applicable award agreement, if the successor company assumes or substitutes for an outstanding equity award such award will continue in accordance with its applicable terms and will not be accelerated. Under the option award agreements, if the holder were terminated within 24 months following a change of control, then the unvested options underlying the award or substitute award would immediately vest. Furthermore, under the restricted stock unit award agreements, if the holder were terminated other than for “cause” at any time following a change of control, then the unvested restricted stock units underlying the award would immediately vest. Under the stock option and restricted stock unit award agreements executed under the Barnes & Noble 2009 Incentive Plan (prior to its amendment and restatement), “change of control” generally means any of the following: (a) a change in the ownership of Barnes & Noble; (b) a change in the effective control of Barnes & Noble; or (c) a change in the ownership of a substantial portion of Barnes & Noble’s assets, in each case, within the meaning of Section 409A of the Code and the regulations promulgated thereunder. Under the stock option and restricted stock unit award agreements executed under the Barnes & Noble Incentive Plan, “change of control” generally means any of the following: (a) during any period of 24 consecutive months, a change in the composition of a majority of Barnes & Noble’s directors, as constituted on the first day of such period, that was not supported by a majority of the incumbent directors; (b) the consummation of certain mergers or consolidations of Barnes & Noble with any other corporation, or the sale of all or substantially all the assets of Barnes & Noble, following which Barnes & Noble’s then current stockholders cease to own more than 50% of the combined voting power of the surviving entity; or (c) the acquisition by a third party (other than Mr. Riggio and his affiliates) of 40% or more of the combined voting power of the then outstanding voting securities of Barnes & Noble. Under the restricted stock unit award agreements, “cause” generally means (a) a material failure by the holder to perform his or her duties (other than as a result of incapacity due to physical or mental illness) during his or her employment with Barnes & Noble after written notice of such breach or failure and the holder failed to cure such breach or failure to Barnes & Noble’s reasonable satisfaction within five days after receiving such written notice; or (b) any act of fraud, misappropriation, misuse, embezzlement or any other material act of dishonesty in respect of Barnes & Noble or its funds, properties, assets or other employees.

The estimated payments to be made by the Company to our NEOs in the event of a change of control are set forth below in the “Potential Payments Upon Termination or Change of Control Table”.

Old Employment Agreements—Defined Terms

“cause”, for purposes of the employment agreements generally means any of the following: (a) the NEO engaging in intentional misconduct or gross negligence that, in either case, is injurious to the Company; (b) the

NEO’s indictment, entry of a plea of nolo contendere or conviction by a court of competent jurisdiction with respect to any crime or violation of law involving fraud or dishonesty (with the exception of misconduct based in good faith on the advice of professional consultants, such as attorneys and accountants) or any felony (or equivalent crime in a non-U.S. jurisdiction); (c) any gross negligence, intentional acts or intentional omissions by the NEO that constitute fraud, dishonesty, embezzlement or misappropriation in connection with the performance of the NEO’s duties and responsibilities; (d) the NEO engaging in any act of intentional misconduct or moral turpitude reasonably likely to adversely affect the Company or its business; (e) the NEO’s abuse of or dependency on alcohol or drugs (illicit or otherwise) that adversely affects the NEO’s job performance; (f) the NEO’s willful failure or refusal to properly perform the duties, responsibilities or obligations of the NEO’s service for reasons other than disability or authorized leave, or to properly perform or follow any lawful direction by the Company; or (g) the NEO’s material breach of the agreement or of any other contractual duty to, written policy of, or written agreement with, the Company.

“change of control”, for purposes of the employment agreements, generally means any of the following: (a) the acquisition by any person or group (other than the executive or his or her affiliates or Mr. Riggio or any of his heirs or affiliates) of 40% or more of Barnes & Noble’s voting securities; (b) Barnes & Noble’s directors immediately prior to a merger, consolidation, liquidation or sale of assets cease within two years thereafter to constitute a majority of the Barnes & Noble board of directors; or (c) the Barnes & Noble’s directors immediately prior to a tender or exchange offer for the Company’s voting securities cease within two years thereafter to constitute a majority of the Barnes & Noble board of directors.

“good reason”, for purposes of the employment agreements, generally means any of the following: (a) a material diminution of the NEO’s duties or the authority, duties or responsibilities of the supervisor to whom he is required to report, (b) a material reduction in base salary or (c) the relocation of the Company’s principal executive offices of more than 50 miles from both New York City and Basking Ridge, New Jersey. For purposes of these employment agreements, “good reason” will only arise to the extent that the definition and the related termination satisfy the requirements of Section 409A of the Code.

Outstanding Equity Awards at Fiscal Year-End

The following table summarizes the equity awards Barnes & Noble made to our NEOs that were outstanding as of the end of Fiscal 2014. In accordance with the applicable SEC disclosure guidance, this table and the accompanying footnotes do not account for any awards that may have been exercised or have vested pursuant to their terms in the ordinary course since the end of Fiscal 2014.

2014 Outstanding Equity Awards at Fiscal Year-End

	Option Awards					Stock Awards
Name	Option Grant Date	Number of Securities Underlying Unexercised Options (1)		Option Exercise Price	Option Expiration Date	Stock Award Grant Date	Number of Shares or Units of Stock That Have Not Vested (2)	Market Value of Shares or Units of Stock That Have Not Vested (3)
		Exercisable	Unexercisable
Max J. Roberts	11/15/2011	15,000	45,000	$15.78	11/14/2021	05/23/2011	16,251	$271,067
						03/05/2013	35,000	$583,800
						02/07/2014	200,000	$3,336,000

Barry Brover	11/15/2011	7,500	22,500	$15.78	11/14/2021	05/23/2011	8,751	$145,967
						03/05/2013	12,000	$200,160
						02/07/2014	45,000	$750,600

Patrick Maloney	11/15/2011	8,750	26,250	$15.78	11/14/2021	05/23/2011	11,250	$187,650
						03/05/2013	12,000	$200,160
						02/07/2014	50,000	$834,000

(1)	This column represents outstanding grants of options. Set forth in the table below are the remaining vesting dates of all unvested options:

Name	Stock Award Grant Date	Number of Shares or Units of Stock That Have Not Vested	Vesting Dates
Max J. Roberts	11/15/11	45,000	25% of 11/15/14 and 50% on 11/15/15
Barry Brover	11/15/11	22,500	25% of 11/15/14 and 50% on 11/15/15
Patrick Maloney	11/15/11	26,250	25% of 11/15/14 and 50% on 11/15/15

(2)	This column represents outstanding grants of shares of restricted stock units. Set forth in the table below are the remaining vesting dates of all unvested restricted stock unit awards:

Name	Stock Award Grant Date	Number of Shares or Units of Stock That Have Not Vested	Vesting Dates
Max J. Roberts	05/23/2011	16,251	25% on 5/23/2014 and 50% on 5/23/15
	03/05/2013	35,000	25% on 3/5/15, 25% on 3/5/16 and 50% on 3/5/17
	02/07/2014	200,000	33.3% on 2/7/15, 33.3% on 2/7/16 and 33.4% on 2/7/17

Barry Brover	05/23/2011	8,751	25% on 5/23/2014 and 50% on 5/23/15
	03/05/2013	12,000	25% on 3/5/15, 25% on 3/5/16 and 50% on 3/5/17
	02/07/2014	45,000	33.3% on 2/7/15, 33.3% on 2/7/16 and 33.4% on 2/7/17

Patrick Maloney	05/23/2011	11,250	25% on 5/23/2014 and 50% on 5/23/15
	03/05/2013	12,000	25% on 3/5/15, 25% on 3/5/16 and 50% on 3/5/17
	02/07/2014	50,000	33.3% on 2/7/15, 33.3% on 2/7/16 and 33.4% on 2/7/17

(3)	Market values have been calculated using a stock price of $16.68 (closing price of Barnes & Noble’s common stock on May 2, 2014, the last trading day of Fiscal 2014).

The following “2014 Option Exercises and Stock Vested” table provides additional information about the value realized by our NEOs on option award exercises and the vesting of stock or stock unit awards during the fiscal year ended May 3, 2014.

Option Exercises and Stock Vested

2014 Option Exercises and Stock Vested

		Option Awards		Stock Awards
Name	Fiscal Year	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting(1) ($)
Max J. Roberts	2014	—	$—	5,416	$121,698
Barry Brover	2014	—	$—	2,916	$65,523
Patrick Maloney	2014	—	$—	3,750	$84,263

(1)	The amounts in this column are calculated by multiplying the number of shares vested by the closing price of Barnes & Noble’s common stock on the date of vesting.

Potential Payments Upon Termination or Change of Control

The following table shows the estimated benefits payable upon a hypothetical termination of employment under the applicable employment agreement and under various termination scenarios as of fiscal year ended May 3, 2014.

Potential Payments Upon Termination or Change of Control Table (1)

Event	Max J. Roberts	Barry Brover	Patrick Maloney
Involuntary Termination or Voluntary Termination with Good Reason
Cash severance payment (2)	$783,000	$460,000	$682,000
Accelerated equity-based awards (3)	$—	$—	$—

Total	$783,000	$460,000	$682,000
Death
Accelerated equity-based awards (3)	$4,190,867	$1,096,727	$1,221,840
Health benefits (4)	$1,533	$4,783	$3,250

Total	$4,192,400	$1,101,510	$1,225,090
Disability
Accelerated equity-based awards (3)	$4,190,867	$1,096,727	$1,221,840
Health benefits (5)	$5,772	$8,358	$8,358

Total	$4,196,639	$1,105,085	$1,230,198

Change of Control with Involuntary Termination (without Cause) or Termination with Good Reason
Cash severance payment (2)	$1,566,000	$920,000	$1,364,000
Accelerated equity-based awards (3)	$4,244,867	$1,123,727	$1,253,340

Total	$5,810,867	$2,043,727	$2,617,340

(1)	The values in this table reflect estimated payments associated with various termination scenarios, assume a stock price of $16.68 (closing price of Barnes & Noble’s common stock on May 2, 2014, the last trading day of Fiscal 2014) and include all outstanding grants through the assumed termination date of May 2, 2014. Actual value will vary based on changes in Barnes & Noble’s common stock price.
(2)	In the case of Messrs. Roberts, Brover and Maloney, cash severance is equal to one times base salary for non-change of control (payable in 12 monthly installments) and two times base salary for change of control (payable in a lump sum).
(3)	This row represents the value of restricted stock unit awards that would automatically vest upon a termination due to death or disability and the value of stock options and restricted stock unit awards upon a termination following a change of control. Except as provided below, in the event of a change of control, unless otherwise provided by the applicable award agreement, if the successor company assumes or substitutes for an outstanding equity award such award will continue in accordance with its applicable terms and not be accelerated. Absent a change of control, in the event of involuntary termination, termination for “cause” or resignation for any reason other than “good reason,” each stock option and restricted stock unit award will be forfeited. Furthermore, except as provided below, in the event of (i) a termination within 24 months following a change of control, each stock option will immediately vest, (ii) a termination at any time following a change of control, also provided the termination is other than for “cause,” each restricted stock unit award will immediately vest and (iii) the holder’s death or disability, each restricted stock unit award will immediately vest and each option will be forfeited, unless otherwise determined by the Barnes & Noble Compensation Committee.
(4)	Following the termination of a NEO’s employment due to death, Barnes & Noble provides the NEO’s spouse three months of premiums for medical and dental insurance in accordance with the Consolidated Omnibus Budget Reconciliation Act of 1985 (“COBRA”).
(5)	Following the termination of a NEO’s employment due to disability, Barnes & Noble provides the NEO a seven-month subsidy for premiums for medical and dental insurance in accordance with COBRA.

For the table above, the amount of potential payments to our NEOs in the event of a termination of their employment in connection with a change of control was calculated assuming that a change of control occurred on the last business day of Fiscal 2014 (May 2, 2014), each NEO’s employment terminated on that date due to involuntary termination without cause or for good reason and the successor company did not assume the NEO’s stock option and restricted stock unit awards.

For a summary of the provisions of the employment agreements with our NEOs that were effective as of May 2, 2014 and the outstanding equity awards that were held by our NEOs as of May 2, 2014, and therefore affect the amounts set forth in the table above in the event of involuntary termination without cause or for good reason or a change of control, see the discussions in the “Narrative to the Summary Compensation Table and Grants of Plan-Based Awards Table—Employment Agreements with our NEOs, Old Employment Agreements—General Provisions” and “Narrative to the Summary Compensation Table and Grants of Plan-Based Awards Table—Employment Agreements with our NEOs, Old Employment Agreements—Severance and Change of Control Benefits” sections of this Prospectus.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

All of the Common Stock is currently beneficially owned by Barnes & Noble. After the Spin-Off, Barnes & Noble will not own any of the Common Stock. The following table provides information with respect to the expected beneficial ownership of the Common Stock after giving effect to the Spin-Off by (i) each person who we believe will be a beneficial owner of more than 5% of the outstanding Common Stock, (ii) each of our directors and our named executive officers, and (iii) all directors and executive officers as a group. We based the share amounts on each person’s beneficial ownership of Barnes & Noble common stock as of                 , 2015, unless we indicate some other basis for the share amounts, and assuming a distribution ratio of                  shares of our Common Stock for each share of Barnes & Noble common stock.

To the extent our directors and officers own Barnes & Noble common stock at the time of the Spin-Off, they will participate in the Spin-Off on the same terms as other holders of Barnes & Noble common stock.

Except as otherwise noted in the footnotes below, each person or entity identified below has sole voting and investment power with respect to such securities. Following the Spin-Off, we will have outstanding an aggregate of                  shares of Common Stock based upon                  shares of Barnes & Noble common stock outstanding on                 , 2015, assuming no exercise of Barnes & Noble options and applying the distribution ratio of                  shares of our Common Stock for each share of Barnes & Noble common stock held as of the Record Date.

Name and Address of Beneficial Owner[1]	Number of Shares	Percent of Class[2]
Five Percent Holders

Directors and Officers

All directors, and executive officers as a group

(                 persons)

[1]	The address of all of the officers and directors listed above are in the care of Barnes & Noble Education, Inc., 120 Mountain View Blvd., Basking Ridge, NJ 07920.
[2]	Percentages shown assume the exercise by such persons of all options to acquire shares of Barnes & Noble common stock that are exercisable within 60 days of , 2015 and no exercise by any other person.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We believe that the transactions and agreements discussed below (including renewals of any existing agreements) between us and related third parties are at least as favorable to us as could have been obtained from unrelated parties at the time they were entered into.

Agreements with Barnes & Noble

Following the Spin-Off, we and Barnes & Noble will operate independently, and neither will have any ownership interest in the other. In order to govern the ongoing relationships between us and Barnes & Noble after the Spin-Off and to facilitate an orderly transition, we and Barnes & Noble intend to enter into agreements providing for various services and rights following the Spin-Off, and under which we and Barnes & Noble will agree to indemnify each other against certain liabilities arising from our respective businesses. The following summarizes the terms of the material agreements we expect to enter into with Barnes & Noble.

Separation Agreement

We intend to enter into a Separation Agreement with Barnes & Noble before the Distribution. The Separation Agreement will set forth our agreements with Barnes & Noble regarding the principal actions to be taken in connection with the Spin-Off. It will also set forth other agreements that govern aspects of our relationship with Barnes & Noble following the Spin-Off. We have not yet finalized all the terms of this agreement, and we intend to include additional details on the terms of this agreement in an amendment to this Prospectus.

Ongoing Commercial Relationships. The Separation Agreement will contain provisions governing ongoing commercial relationships between us and Barnes & Noble, including with respect to sales of Barnes & Noble devices through our stores.

Intercompany Arrangements. All agreements, arrangements, commitments and understandings, including most intercompany accounts payable or accounts receivable, between us, on the one hand, and Barnes & Noble, on the other hand, will terminate effective as of the Distribution, except specified agreements and arrangements that are intended to survive the Distribution.

The Distribution. The Separation Agreement will govern Barnes & Noble’s and our respective rights and obligations regarding the proposed Distribution. Prior to the Distribution, Barnes & Noble will deliver all the issued and outstanding shares of our common stock to the distribution agent. Following the Distribution Date, the distribution agent will electronically deliver the shares of our common stock to Barnes & Noble stockholders based on the distribution ratio. The Barnes & Noble Board will have the sole and absolute discretion to determine the terms of, and whether to proceed with, the Distribution.

Conditions. The Separation Agreement will also provide that several conditions must be satisfied or waived by Barnes & Noble in its sole and absolute discretion before the Distribution can occur. For further information about these conditions, see “The Spin-Off—Conditions to the Spin-Off.” The Barnes & Noble Board may, in its sole and absolute discretion, determine the Record Date, the Distribution Date and the terms of the Spin-Off and may at any time prior to the completion of the Spin-Off decide to abandon or modify the Spin-Off.

Exchange of Information. We and Barnes & Noble will agree to provide each other with information reasonably necessary to comply with reporting, disclosure, filing or other requirements of any national securities exchange or governmental authority, for use in judicial, regulatory, administrative and other proceedings and to satisfy audit, accounting, litigation and other similar requests. We and Barnes & Noble will also agree to use reasonable best efforts to retain such information in accordance with our respective record retention policies as in effect on the date of the Separation Agreement. Until the end of the first full fiscal year following the Distribution, each party will also agree to use its reasonable best efforts to assist the other with its financial reporting and audit obligations.

Intellectual Property. The Separation Agreement will contain provisions governing our use of the Barnes & Noble trademark and other related matters following the Spin-Off.

Termination. The Barnes & Noble Board, in its sole and absolute discretion, may terminate the Separation Agreement at any time prior to the Distribution.

Release of Claims. We and Barnes & Noble will each agree to release the other and its affiliates, successors and assigns, and all persons that prior to the Distribution have been the other’s stockholders, directors, officers, members, agents and employees, and their respective heirs, executors, administrators, successors and assigns, from certain claims against any of them that arise out of or relate to events, circumstances or actions occurring or failing to occur or any conditions existing at or prior to the time of the Distribution.

Indemnification. We and Barnes & Noble will each agree to indemnify the other and each of the other’s current, former and future directors, officers and employees, and each of the heirs, administrators, executors, successors and assigns of any of them, against certain liabilities incurred in connection with the Spin-Off and our and Barnes & Noble’s respective businesses. The Separation Agreement will also specify procedures regarding claims subject to indemnification.

Transition Services Agreement

We intend to enter into a Transition Services Agreement pursuant to which Barnes & Noble will provide us with specified services for a limited time to help ensure an orderly transition following the Distribution. The Transition Services Agreement will specify the calculation of our costs for these services. The cost of these services will be negotiated between us and Barnes & Noble and may not necessarily be reflective of prices that we could have obtained for similar services from an independent third party. We have not yet finalized all of the terms of this agreement or the schedule of services to be provided, and we intend to include additional details on the terms of this agreement in an amendment to this Prospectus.

Tax Matters Agreement

We intend to enter into a Tax Matters Agreement with Barnes & Noble that will govern the respective rights, responsibilities and obligations of Barnes & Noble and us after the Spin-Off with respect to all tax matters and will include restrictions to preserve the tax-free status of the Distribution. We have not yet finalized all of the terms of this agreement, and we intend to include additional details on the terms of this agreement in an amendment to this Prospectus.

Employee Matters Agreement

We intend to enter into an Employee Matters Agreement with Barnes & Noble that will address employment, compensation and benefits matters. The Employee Matters Agreement will address the allocation and treatment of assets and liabilities arising out of employee compensation and benefits programs in which our employees participated prior to the Distribution. We have not yet finalized all of the terms of this agreement, and we intend to include additional details on the terms of this agreement in an amendment to this Prospectus.

Other Agreements

Barnes & Noble leases retail space in a building in which we sublease space from Barnes & Noble, pursuant to a sublease expiring in 2020. Pursuant to such sublease, Barnes & Noble charged us $1.8 million, $1.0 million and $0.8 million for such subleased space and other operating costs incurred on our behalf during Fiscal 2014, Fiscal 2013 and Fiscal 2012, respectively.

In addition, Barnes & Noble is a guarantor of all of our obligations under an office we lease in Mountain View, California.

Related Party Transactions

We have a long-term supply agreement (“Supply Agreement”) with MBS Textbook Exchange, Inc. (“MBS”), which is majority owned by Leonard Riggio and other members of the Riggio family. MBS is a new and used textbook wholesaler, which also sells textbooks online and provides bookstore systems and distant learning distribution services. Pursuant to the Supply Agreement, which terminates by its terms in 2019, subject to automatic renewals thereafter if a party does not object 180 days prior to each annual renewal date, and subject to availability and competitive terms and conditions, we will continue to purchase new and used printed textbooks for a given academic term from MBS prior to buying them from other suppliers, other than in connection with student buy-back programs. Total purchases from MBS were $70.1 million, $82.3 million and $96.0 million for Fiscal 2014, Fiscal 2013 and Fiscal 2012, respectively. Additionally, the Supply Agreement provides that we may sell to MBS certain textbooks that we cannot return to suppliers or use in our stores. MBS pays us commissions based on the volume of these textbooks sold to MBS each year and with respect to the textbook requirements of certain distance learning programs that MBS fulfills on our behalf. MBS paid us $7.1 million, $8.1 million and $10.9 million related to these commissions in Fiscal 2014, Fiscal 2013 and Fiscal 2012, respectively. In addition, the Supply Agreement contains restrictive covenants that limit our ability to become a used textbook wholesaler and that place certain limitations on MBS’s business activities. We also entered into an agreement with MBS in Fiscal 2011 pursuant to which MBS agrees to purchase at the end of a given semester certain agreed upon textbooks which we rented to students during such semester. Total sales to MBS under this program were $0, $0 and $12.6 million for Fiscal 2014, Fiscal 2013 and Fiscal 2012, respectively. In addition, we entered into an agreement with MBS in Fiscal 2011 pursuant to which MBS purchases books from us, which have no resale value for a flat rate per box. Total sales to MBS under this program were $0.6 million, $0.5 million and $0.4 million for Fiscal 2014, Fiscal 2013 and Fiscal 2012, respectively. Total outstanding amounts payable to MBS for all arrangements net of any amounts due were $30.7 million and $24.8 million for Fiscal 2014 and Fiscal 2013, respectively.

Argix Direct Inc. (“Argix”), a company in which a brother of Leonard Riggio owns a 20% interest, provides us with transportation services under a separate agreement that expired and was renewed in 2011. The renewed agreement was amended in 2013 and expires in 2015. The Company believes that the transportation costs paid to Argix are comparable to the transportation costs charged by third party distributors. We paid Argix $1.1 million, $1.1 million and $1.3 million for such services during Fiscal 2014, Fiscal 2013 and Fiscal 2012, respectively.

Policy and Procedures Governing Related Person Transactions

Following the Spin-Off, our newly-appointed Audit Committee of the Board of Directors will utilize procedures in evaluating the terms and provisions of proposed related party transactions or agreements in accordance with the fiduciary duties of directors under Delaware law. Our related party transaction procedures contemplate Audit Committee review and approval of all new agreements, transactions or courses of dealing with related parties, including any modifications, waivers or amendments to existing related party transactions. We will test to ensure that the terms of related party transactions are at least as favorable to us as could have been obtained from unrelated parties at the time of the transaction. The Audit Committee will consider, at a minimum, the nature of the relationship between us and the related party, the history of the transaction (in the case of modifications, waivers or amendments), the terms of the proposed transaction, our rationale for entering into the transaction and the terms of comparable transactions with unrelated third parties. In addition, management and internal audit will annually analyze all existing related party agreements and transactions and review them with the Audit Committee.

DESCRIPTION OF OUR CAPITAL STOCK

General

Prior to the Distribution Date, Barnes & Noble, as our sole stockholder, will approve and adopt our Amended and Restated Certificate of Incorporation, and our Board will approve and adopt our Amended and Restated By-laws. The following summarizes information concerning our capital stock, including material provisions of our Amended and Restated Certificate of Incorporation, our Amended and Restated By-laws and certain provisions of Delaware law. Additional information regarding our capital stock, including material provisions of our Amended and Restated Certificate of Incorporation and our Amended and Restated By-laws, will be included in an amendment to this Prospectus. You are encouraged to read our Amended and Restated Certificate of Incorporation and our Amended and Restated By-laws, which will be filed as exhibits to our Registration Statement on Form S-1, of which this Prospectus is a part, for greater detail with respect to these provisions.

Distribution of Securities

The Company was formed on July 5, 2012, and 1,000 shares of common stock of the Company were issued to Barnes & Noble Booksellers, Inc., a subsidiary of Barnes & Noble. Subsequent to the formation of the Company, we have not sold any securities of the Company, including sales of reacquired securities, new issues, securities issued in exchange for property, services or other securities, and new securities resulting from the modification of outstanding securities that were not registered under the Securities Act.

Authorized Capital Stock

Immediately following the Spin-Off, our authorized capital stock will consist of million             shares of Common Stock, par value $0.01 per share, and             million shares of preferred stock, par value $0.01 per share.

Common Stock

Shares Outstanding. Immediately following the Spin-Off, we estimate that approximately             million shares of our Common Stock will be issued and outstanding, based on approximately         shares of Barnes & Noble common stock outstanding as of                     , 2015. The actual number of shares of our Common Stock outstanding immediately following the Spin-Off will depend on the actual number of shares of Barnes & Noble common stock outstanding on the Record Date, and will reflect any issuance of new shares or exercise of outstanding options pursuant to Barnes & Noble’s equity plans and any repurchases of Barnes & Noble shares by Barnes & Noble pursuant to its common stock repurchase program, in each case on or prior to the Record Date.

Voting Rights. The holders of our Common Stock will be entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Holders of shares of our Common Stock will not have cumulative voting rights.

Other Rights. Subject to the preferential liquidation rights of any preferred stock that may be outstanding, upon our liquidation, dissolution or winding-up, the holders of our Common Stock will be entitled to share ratably in our assets legally available for distribution to our stockholders.

Fully Paid. The issued and outstanding shares of our Common Stock are fully paid and non-assessable. Any additional shares of Common Stock that we may issue in the future will also be fully paid and non-assessable.

The holders of our Common Stock will not have preemptive rights or preferential rights to subscribe for shares of our capital stock.

Preferred Stock

Our Amended and Restated Certificate of Incorporation will authorize our Board to designate and issue from time to time one or more series of preferred stock without stockholder approval. Our Board may fix and determine the preferences, limitations and relative rights of each series of preferred stock. In connection with the Spin-Off, if Series J Holders elect to receive Mirror Preferred Stock of the Company in the Spin-Off, we will have a class of preferred stock outstanding.

Mirror Preferred Stock

Series J Holders have the option to exchange a portion of their holdings of the Series J Preferred Stock for a series of Mirror Preferred Stock having terms and rights that are identical, or as nearly so as is practicable, to those of the Series J Preferred Stock, and a series of exchange preferred stock in Barnes & Noble (the “Exchange Preferred Stock”), subject to certain exceptions. Barnes & Noble is obligated to give notice to Series J Holders of the transaction not more than 60 business days and not less than 20 business days prior to the effective date of the Spin-Off, and upon receipt of such notice, Series J Holders may elect to exchange all or a portion of their Series J Preferred Stock for an equivalent number of shares of Mirror Preferred Stock and Exchange Preferred Stock. Series J Holders are not required to elect to receive the Mirror Preferred Stock and Exchange Preferred Stock until the effective date of the Spin-Off. Series J Holders may make such an election by sending notice, in the form specified in Barnes & Noble’s notice to Series J Holders, to Barnes & Noble, which notice must be received by             , New York City time, on the date of the Spin-Off. Any exchange of Series J Preferred Stock for Mirror Preferred Stock and Exchange Preferred Stock will be effective as of the Distribution Date. We will not register the Mirror Preferred Stock or the Exchange Preferred Stock under the Securities Act or any state securities laws and such securities may not be offered or sold in the United States or to any U.S. persons unless such securities are registered under the Securities Act or pursuant to an exemption from the registration requirements of the Securities Act. The Mirror Preferred Stock and the Exchange Preferred Stock are being offered and issued in a private transaction not subject to the registration requirements of the Securities Act.

Holders of the Mirror Preferred Stock will be entitled to receive cumulative cash dividends payable quarterly in arrears. The Company will not be permitted to pay dividends on the Common Stock of the Company, unless all dividends on the Mirror Preferred Stock have been paid in full. Dividends on the Mirror Preferred Stock will accrue daily at a per annum dividend rate of 7.75% of the liquidation preference of the Mirror Preferred Stock (the “Liquidation Preference”). The Liquidation Preference will initially be an amount per share equal to the product of (i) the liquidation preference per share in respect of the Series J Preferred Stock immediately prior to the Spin-Off (which, as of             , was $1,000) and (ii) the quotient of (x) the volume-weighted average price of the Common Stock for the five consecutive full trading days commencing with the effective date of the Spin-Off (the “Barnes & Noble Education VWAP”) multiplied by the Distribution Ratio and (y) the sum of (1) the Barnes & Noble Education VWAP multiplied by the Distribution Ratio plus (2) the volume-weighted average price of Barnes & Noble’s common stock for the five consecutive full trading days commencing with the effective date of the Spin-Off (the “Barnes & Noble VWAP”). For so long as dividends on the Mirror Preferred Stock have not been paid in full, the dividend rate will be increased to 9.75% per annum. The dividend rate is also subject to increase in certain other circumstances as described below.

The Mirror Preferred Stock has an initial conversion rate equal to the product of (x) the conversion rate applicable to the Series J Preferred Stock on the effective date of the Spin-Off (which, as of             , would have been             ) and (y) the Distribution Ratio. As of             , the Mirror Preferred Stock would have had a conversion rate of             . The conversion rate will be subject to customary anti-dilution adjustments. As of             , assuming the Series J Holders elect to exchange all of their Series J Preferred Stock for an equivalent number of shares of Mirror Preferred Stock and an equivalent number of shares of Exchange Preferred Stock, we would have had             shares of Mirror Preferred Stock outstanding after the Spin-Off, which in the aggregate would be convertible into no more than             shares of our Common Stock, representing approximately     % of our outstanding Common Stock. See “Risk Factors—We may have shares of preferred stock that will be convertible into our Common Stock.”

On August 18, 2021, the Company will be obligated to redeem, out of funds legally available therefor, all then-outstanding shares of Mirror Preferred Stock at a redemption price equal to the Liquidation Preference, payable in cash. If there is not a sufficient amount of funds legally available to redeem all then-outstanding shares of Mirror Preferred Stock on August 18, 2021, the dividend rate on any shares of Mirror Preferred Stock that remain outstanding will be increased by 2% per annum and will increase by an additional 2% per annum on each anniversary of such date until the Company redeems all outstanding shares of Mirror Preferred Stock.

At any time after August 17, 2016, the Company is permitted to redeem, out of funds legally available therefor, all, but not less than all, of the outstanding shares of Mirror Preferred Stock at a redemption price equal to the Liquidation Preference, payable in cash.

If the closing price of our Common Stock exceeds 150% of the then-applicable conversion price of the Mirror Preferred Stock for 20 consecutive trading days, the Company is permitted to require all, but not less than all, of the holders of shares of Mirror Preferred Stock to convert such shares into shares of Common Stock, at the then-applicable conversion rate. The Mirror Preferred Stock will have a conversion price equal to the amount obtained by dividing (I) the product of (x) $1,000 multiplied by (y) the quotient of (1) the Barnes & Noble Education VWAP multiplied by the Distribution Ratio, divided by (2) the sum of (A) the Barnes & Noble Education VWAP multiplied by the Distribution Ratio and (B) the Barnes & Noble VWAP, by (II) the conversion rate of the Mirror Preferred Stock.

In the event of a “Change of Control” (as defined in the Certificate of Designations), each holder of shares of Mirror Preferred Stock will have the right to require the Company to purchase, out of funds legally available therefor, any or all of its shares of Mirror Preferred Stock at a purchase price per share, payable in cash, equal to 101% of the Liquidation Preference plus accrued and unpaid dividends.

The holders of shares of Mirror Preferred Stock will be entitled to vote on all matters presented to the holders of our Common Stock (as a single class with such holders), on an as-converted basis.

The rights of holders of our holders of Mirror Preferred Stock will be governed by our Amended and Restated Certificate of Incorporation, which will be filed as an exhibit to an amendment to our Registration Statement on Form S-1, of which this Prospectus is a part.

Certain Provisions of Delaware Law, Our Amended and Restated Certificate of Incorporation and Amended and Restated By-laws

Amended and Restated Certificate of Incorporation and Amended and Restated By-laws

As noted above, certain provisions in our proposed Amended and Restated Certificate of Incorporation and our proposed Amended and Restated By-laws summarized below may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the shares held by stockholders. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our Board and in the policies formulated by our Board and to discourage certain types of transactions that may involve an actual or threatened change of control.

We have not yet finalized our proposed Amended and Restated Certificate of Incorporation and our proposed Amended and Restated By-laws, and we intend to include additional details on the terms of these documents in an amendment to this Prospectus.

Delaware Takeover Statute

Section 203 of the Delaware General Corporation Law, subject to certain exceptions, prohibits a Delaware corporation from engaging in any “business combination” (as defined below) with any “interested stockholder” (as defined below) for a period of three years following the date that such stockholder became an interested stockholder, unless: (1) prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (2) on consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (x) by persons who are directors and also officers and (y) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (3) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 of the Delaware General Corporation Law defines “business combination” to include: (1) any merger or consolidation involving the corporation and the interested stockholder; (2) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder; (3) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (4) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or (5) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation. In general, Section 203 defines an “interested stockholder” as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

Limitation on Liability of Directors and Indemnification of Directors and Officers

Under Delaware law, a corporation may indemnify any individual made a party or threatened to be made a party to any type of proceeding, other than an action by or in the right of the corporation, because he or she is or was an officer, director, employee or agent of the corporation or was serving at the request of the corporation as an officer, director, employee or agent of another corporation or entity against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such proceeding if (1) he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation or (2) in the case of a criminal proceeding, he or she had no reasonable cause to believe that his or her conduct was unlawful. A corporation may indemnify any individual made a party or threatened to be made a party to any threatened, pending or completed action or suit brought by or in the right of the corporation because he or she was an officer, director, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other entity, against expenses actually and reasonably incurred in connection with such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, provided that such indemnification will be denied if the individual is found liable to the corporation unless, in such a case, the court determines the person is nonetheless entitled to indemnification for such expenses. A corporation must indemnify a present or former director or officer who successfully defends himself or herself in a proceeding to which he or she was a party because he or she was a director or officer of the corporation against expenses actually and reasonably incurred by him or her. Expenses incurred by an officer or director, or any employees or agents as deemed appropriate by the board of directors, in defending civil or criminal proceedings may be paid by the corporation in advance of the final disposition of such proceedings upon receipt of an undertaking by or on behalf of such director, officer, employee or agent to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the corporation. The Delaware law regarding indemnification and expense advancement is not exclusive of any other rights which may be granted by our Amended and Restated Certificate of Incorporation or our Amended and Restated By-laws, a vote of stockholders or disinterested directors, agreement or otherwise.

Under Delaware law, termination of any proceeding by conviction or upon a plea of nolo contendere or its equivalent does not, of itself, create a presumption that such person is prohibited from being indemnified.

Delaware law permits a corporation to adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director, but not an officer, in his or her capacity as such, to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except that such provision may not limit the liability of a director for (1) any breach of the director’s duty of loyalty to the corporation or its stockholders, (2) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (3) unlawful payment of dividends or stock purchases or redemptions or (4) any transaction from which the director derived an improper personal benefit. Our Amended and Restated Certificate of Incorporation will provide that, to the fullest extent permitted under Delaware law, no Company director shall be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director.

Our Amended and Restated By-laws will require indemnification, to the fullest extent permitted under Delaware law, of any person who is or was a director or officer of the Company or any of its direct or indirect wholly owned subsidiaries and who is or was a party or is threatened to be made a party to, or was or is otherwise directly involved in (including as a witness), any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of the Company or any direct or indirect wholly owned subsidiary of the Company, or is or was serving at our request as a director, officer, employee, partner, member or agent of another corporation, partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprise, whether the basis of such proceeding is alleged action in an official capacity or in any other capacity, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding; provided that the foregoing shall not apply to a director or officer with respect to a proceeding that was commenced by such director or officer except under certain circumstances.

In addition, our Amended and Restated By-laws will provide that expenses incurred by or on behalf of a current or former director or officer in connection with defending any action, suit or proceeding will be advanced to the director or officer by us upon the request of the director or officer, which request, if required by law, will include an undertaking by or on behalf of the director or officer to repay the amounts advanced if ultimately it is determined that the director or officer was not entitled to be indemnified against the expenses.

The indemnification rights to be provided in our Amended and Restated By-laws will not be exclusive of any other right to which persons seeking indemnification may otherwise be entitled.

As permitted by Delaware law, our Amended and Restated By-laws will authorize us to purchase and maintain insurance to protect any director, officer, employee or agent against claims and liabilities that such persons may incur in such capacities.

Transfer Agent and Registrar

The transfer agent and registrar for the Common Stock is Computershare.

Listing

We intend to list our Common Stock on the NYSE under the symbol “BNED.”

SHARES ELIGIBLE FOR FUTURE SALE

Future sales of substantial amounts of our Common Stock in the public market, including shares issued upon exercise of outstanding options or warrants, or the anticipation of these sales, could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through sales of equity securities.

Upon completion of the Distribution, we will have             outstanding shares of our Common Stock.

Sale of Restricted Securities

The shares of our Common Stock distributed to Barnes & Noble stockholders will be freely transferable, except for shares received by individuals who are our affiliates. Individuals who may be considered our affiliates after the Spin-Off include individuals who control, are controlled by or are under common control with us, as those terms generally are interpreted for federal securities law purposes. These individuals may include some or all of our directors and executive officers. Individuals who are our affiliates will be permitted to sell their shares of our Common Stock only pursuant to an effective registration statement under the Securities Act, or an exemption from the registration requirements of the Securities Act, such as those afforded by Section 4(1) of the Securities Act or Rule 144 thereunder.

Rule 144

In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including an affiliate, who beneficially owns “restricted securities” of a “reporting company” may not sell these securities until the person has beneficially owned them for at least six months. Thereafter, affiliates may not sell within any three-month period a number of shares in excess of the greater of: (i) 1% of the then outstanding shares of Common Stock as shown by the most recent report or statement published by the issuer; and (ii) the average weekly reported trading volume in such securities during the four preceding calendar weeks.

Sales under Rule 144 by our affiliates will also be subject to restrictions relating to manner of sale, notice and the availability of current public information about us and may be affected only through unsolicited brokers’ transactions.

Persons not deemed to be affiliates who have beneficially owned “restricted securities” for at least six months but for less than one year may sell these securities, provided that current public information about the Company is “available,” which means that, on the date of sale, we have been subject to the reporting requirements of the Exchange Act for at least 90 days and are current in our Exchange Act filings. After beneficially owning “restricted securities” for one year, our non-affiliates may engage in unlimited re-sales of such securities.

Shares received by our affiliates in the Distribution or upon exercise of stock options or upon vesting of other equity-linked awards may be “controlled securities” rather than “restricted securities.” “Controlled securities” are subject to the same volume limitations as “restricted securities” but are not subject to holding period requirements.

LEGAL MATTERS

The validity of the Common Stock to be distributed in the Spin-Off will be passed upon for the Company by Cravath, Swaine & Moore LLP, New York, New York.

EXPERTS

The consolidated financial statements of Barnes & Noble Education, Inc. as of May 3, 2014 and April 27, 2013, and for each of the fiscal years then ended, appearing in this Prospectus, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The financial statements of Barnes & Noble College Booksellers, LLC for the fiscal year ended April 28, 2012 included in this Prospectus, have been audited by CohnReznick LLP, an independent registered public accounting firm, as set forth in their report appearing elsewhere herein. Such financial statements are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

Before the date of this Prospectus, we were not required to file reports with the SEC. This Prospectus and all future materials we file with the SEC may be read and copied at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC maintains a website at http://www.sec.gov that contains reports, proxy and registration statements, and other information regarding issuers that file electronically with the SEC. We maintain a website at                 . The information contained on or accessible through our website or the SEC’s website shall not be deemed to be a part of this Prospectus or the Registration Statement on Form S-1, of which this Prospectus is a part.

We have filed a Registration Statement on Form S-1 to register with the SEC the shares of our Common Stock to be distributed in the Spin-Off. This document constitutes a part of that Registration Statement, together with all amendments, supplements, schedules and exhibits to the registration statement.

This Prospectus does not contain all of the information in the registration statement. Each statement contained in this Prospectus as to the contents of any contract, agreement or other document filed as an exhibit to the registration statement is qualified in its entirety by reference to that exhibit for a more complete description of the matter involved.

You may request a copy of any of our filings with the SEC at no cost by writing us at the following address:

Investor Relations

Barnes & Noble Education, Inc.

120 Mountain View Blvd. Basking Ridge, NJ 07920

We intend to furnish holders of our Common Stock with annual reports containing consolidated financial statements prepared in accordance with U.S. generally accepted accounting principles and audited and reported on by an independent registered public accounting firm.

CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

	39 weeks ended
(In thousands, except per share data)	January 31, 2015	January 25, 2014
Sales:
Product sales and other	$1,346,152	$1,311,675
Rental income	152,845	134,929

Total sales	1,498,997	1,446,604

Cost of sales and occupancy:
Product and other cost of sales and occupancy	1,062,930	1,026,830
Rental cost of sales and occupancy	93,624	85,934

Total cost of sales and occupancy	1,156,554	1,112,764

Gross profit	342,443	333,840

Selling and administrative expenses	271,553	240,956
Depreciation and amortization	37,635	35,271

Operating income	33,255	57,613
Interest expense, net	49	108

Income before income taxes	33,206	57,505
Income taxes	13,818	22,984

Net income	$19,388	$34,521

Income per common share
Basic
Diluted

Weighted average common shares outstanding
Basic
Diluted

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

	39 weeks ended
(In thousands)	January 31, 2015	January 25, 2014
Net income	$19,388	$34,521
Other comprehensive earnings, net of tax	—	—

Total comprehensive income	$19,388	$34,521

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(In thousands)	January 31, 2015 (Unaudited)	January 25, 2014 (Unaudited)	May 3, 2014
Assets
Current assets:
Cash and cash equivalents	$174,620	$184,076	$144,269
Receivables, net	188,477	183,611	39,001
Merchandise inventories, net	462,062	446,029	275,346
Textbook rental inventories, net	69,726	71,588	47,063
Prepaid expenses and other current assets	3,438	1,525	4,121
Short-term deferred tax assets, net	26,871	24,444	21,689

Total current assets	925,194	911,273	531,489

Property and equipment:
Buildings and leasehold improvements	152,817	139,322	135,421
Fixtures and equipment	328,779	307,600	311,571

	481,596	446,922	446,992
Less accumulated depreciation and amortization	376,863	346,786	347,384

Net property and equipment	104,733	100,136	99,608

Goodwill	274,070	274,070	274,070
Intangible assets, net	200,752	210,945	208,441
Other noncurrent assets	34,549	31,328	30,152

Total assets	$1,539,298	$1,527,752	$1,143,760

Liabilities and parent company equity
Current liabilities:
Accounts payable	$492,200	$470,093	$165,573
Accrued liabilities	190,767	173,946	92,644

Total current liabilities	682,967	644,039	258,217

Long-term deferred taxes, net	71,463	77,478	74,753
Other long-term liabilities	4,372	2,704	2,855
Preferred membership interests	—	382,954	383,397
Parent company investment	780,496	420,577	424,538
Commitments and contingencies	—	—	—

Total liabilities and parent company equity	$1,539,298	$1,527,752	$1,143,760

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN PARENT COMPANY EQUITY (UNAUDITED)

(In thousands)	Parent Company Investment
Balance at May 3, 2014	$424,538
Net income	19,388
Net increase in Parent company investment	29,348
Accretive dividend on preferred stockholders	(6,076)
Acquisition of preferred membership interests	313,298

Balance at January 31, 2015	$780,496

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	39 weeks ended
(In thousands)	January 31, 2015	January 25, 2014
Cash flows from operating activities:
Net income	$19,388	$34,521
Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	37,635	35,271
Deferred taxes	(8,472)	(9,992)
Stock-based compensation expense	2,197	1,038
Increase (decrease) in other long-term liabilities	1,517	(2,182)
Changes in operating assets and liabilities, net	66,614	41,210

Net cash flows provided by operating activities	118,879	99,866

Cash flows from investing activities:
Purchases of property and equipment	(35,107)	(28,359)
Net increase in other noncurrent assets	(4,397)	(301)

Net cash flows used in investing activities	(39,504)	(28,660)
Cash flows from financing activities:
Net transfers from Parent	27,151	57,450
Acquisition of preferred membership interests	(76,175)	—

Net cash flows provided by (used in) financing activities	(49,024)	57,450

Net increase in cash and cash equivalents	30,351	128,656
Cash and cash equivalents at beginning of period	144,269	55,420

Cash and cash equivalents at end of period	$174,620	$184,076

Changes in operating assets and liabilities, net:
Receivables, net	$(149,476)	$(147,317)
Merchandise inventories	(186,716)	(200,671)
Textbook rental inventories, net	(22,663)	(27,528)
Prepaid expenses and other current assets	683	1,115
Accounts payable and accrued liabilities	424,786	415,611

Changes in operating assets and liabilities, net	$66,614	$41,210

Supplemental cash flow information:
Cash paid (received) during the period for:
Interest paid	$49	$108
Income taxes (net of refunds)	$22,304	$33,020

Non-cash financing activity:
Acquisition of preferred membership interests for 2,737,290 shares of common stock of Barnes & Noble	$(76,175)	$—

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

Unless the context otherwise indicates, references in these Notes to the accompanying consolidated financial statements to “we,” “us,” “our” and “the Company” refer to Barnes & Noble Education, Inc., a Delaware corporation. References to “Barnes & Noble” or “Parent” refer to Barnes & Noble, Inc., a Delaware corporation, and its consolidated subsidiaries (other than Barnes & Noble Education, Inc. and its consolidated subsidiaries) unless the context otherwise requires. References to “Barnes & Noble College” refer to our college bookstore business operated through our subsidiary Barnes & Noble College Booksellers, LLC. Barnes & Noble College is our only operating subsidiary.

1.	Our History

On September 30, 2009, Barnes & Noble acquired Barnes & Noble College Booksellers, LLC from Leonard and Louise Riggio. From that date until October 4, 2012, Barnes & Noble College Booksellers, LLC was wholly owned by Barnes & Noble Booksellers, Inc. We were initially incorporated under the name NOOK Media Inc. in July 2012 to hold Barnes & Noble’s college and digital businesses. On October 4, 2012, Microsoft Corporation (“Microsoft”) acquired a 17.6% non-controlling preferred membership interest in our subsidiary NOOK Media LLC (the “LLC”), and through us, Barnes & Noble maintained an 82.4% controlling interest of the college and digital businesses.

On January 22, 2013, Pearson Education, Inc. (“Pearson”) acquired a 5% non-controlling preferred membership interest in the LLC, entered into a commercial agreement with the LLC relating to the college business and received warrants to purchase an additional preferred membership interest in the LLC.

On December 4, 2014, we re-acquired Microsoft’s interest in the LLC in exchange for cash and common stock of Barnes & Noble. On December 22, 2014, we also re-acquired Pearson’s interest in the LLC and certain related warrants previously issued to Pearson. In connection with these transactions, Barnes & Noble entered into contingent payment agreements with Microsoft and Pearson providing for additional payments upon the occurrence of certain events, including upon a sale of the digital business. As a result of these transactions, Barnes & Noble owns, and will own prior to the Spin-Off (as discussed in Note 2), 100% of our Company.

On April [—], 2015, we distributed to Barnes & Noble all of the membership interests in NOOK Digital LLC (formerly known as barnesandnoble.com llc), which owns the digital business and which will continue to be owned by Barnes & Noble. As a result, we will cease to own any interest in the digital business.

These consolidated financial statements retroactively reflect the reorganization of NOOK Media Inc. as described above.

2.	Separation from Barnes & Noble

On February 26, 2015, Barnes & Noble announced plans for the complete legal and structural separation of the Company from Barnes & Noble (the “Spin-Off”). Barnes & Noble will distribute all of its equity interest in us, consisting of all of the outstanding shares of our Common Stock, to Barnes & Noble’s stockholders on a pro rata basis. Following the Spin-Off, Barnes & Noble will not own any equity interest in us, and we will operate independently from Barnes & Noble.

This Spin-Off is expected to be executed by means of a pro-rata distribution of our Common Stock to Barnes & Noble’s existing stockholders and is considered to be a non-taxable event for Barnes & Noble and its stockholders.

The distribution of our Common Stock to Barnes & Noble stockholders is conditioned on, among other things, final approval of the Spin-Off plan by the Barnes & Noble Board of Directors, the receipt of opinions

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

from external legal counsel and KPMG LLP to Barnes & Noble, confirming the tax-free status of the Spin-Off for U.S. federal income tax purposes, and the United States Securities and Exchange Commission declaring effective our Registration Statement of which this Prospectus forms a part.

3.	Basis of Presentation

Our consolidated financial statements have been prepared on a stand-alone basis and are derived from the consolidated financial statements and accounting records of Barnes & Noble. Our consolidated financial statements reflect our financial position, results of operations and cash flows as we were historically managed, in conformity with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information. Our consolidated financial statements are condensed and therefore do not include all of the information and footnotes required by generally accepted accounting principles. Therefore, the financial statements included herein should be read in conjunction with the financial statements and notes included in this Prospectus for the 53 weeks ended May 3, 2014 (Fiscal 2014). Our consolidated financial statements include certain assets and liabilities that have historically been held at the Barnes & Noble corporate level but are specifically identifiable or otherwise attributable to us.

All intercompany transactions between us and Barnes & Noble have been included in our consolidated financial statements and are considered to be effectively settled for cash in our consolidated financial statements at the time the Spin-Off is recorded. The total net effect of the settlement of these intercompany transactions is reflected in our consolidated statements of cash flow as a financing activity and in the consolidated balance sheets as “Parent company investment.”

The historical costs and expenses reflected in our financial statements include an allocation for certain corporate and shared service functions historically provided by Barnes and Noble including, but not limited to, executive oversight, accounting, treasury, tax, legal, human resources, occupancy, procurement, information technology, and other shared services. These expenses have been allocated to us on the basis of direct usage when identifiable, with the remainder allocated on a pro-rata basis of consolidated sales, headcount, tangible assets or other measures considered to be a reasonable reflection of the historical utilization levels of these services.

Our management believes the assumptions underlying the consolidated financial statements, including the assumptions regarding allocating general corporate expenses from Barnes & Noble are reasonable. Nevertheless, our consolidated financial statements may not include all of the actual expenses that would have been incurred had we operated as a stand-alone company during the periods presented and may not reflect our consolidated results of operations, financial position and cash flows had we operated as a stand-alone company during the periods presented. Actual costs that would have been incurred if we had operated as a stand-alone company would depend on multiple factors, including organizational structure and strategic decisions made in various areas, including information technology and infrastructure. Following the Spin-Off, we will perform these functions using our own resources or contracted services. For an interim period, however, some of these functions will continue to be provided by Barnes & Noble.

4.	Merchandise Inventories

Merchandise inventories, which consist of finished goods, are stated at the lower of cost or market. Cost is determined primarily by the retail inventory method. Our textbook and trade book inventories are valued using the last-in first-out, or LIFO method, where the related reserve was not material to the recorded amount of our inventories or results of operations.

Market value of our inventory is determined based on its estimated net realizable value, which is generally the selling price. Reserves for non-returnable inventory are based on our history of liquidating non-returnable inventory.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

We also estimate and accrue shortage for the period between the last physical count of inventory and the balance sheet date. Shortage rates are estimated and accrued based on historical rates and can be affected by changes in merchandise mix and changes in actual shortage trends.

5.	Revenue Recognition

Revenue from sales of our products is recognized at the time of sale or shipment. Revenue from sales of products ordered through our websites are recognized upon delivery and receipt of the shipment by our customers. Sales taxes collected from our customers are excluded from reported revenues. All of our sales are recognized as revenue on a “net” basis, including sales in connection with any periodic promotions offered to customers. We do not treat any promotional offers as expenses.

We rent both physical and digital textbooks. Revenue from the rental of physical textbooks is deferred and recognized over the rental period commencing at point of sale. Revenue from the rental of digital textbooks is recognized at time of sale. The Company offers a buyout option to allow the purchase of a rented book at the end of the semester. The Company records the buyout purchase when the customer exercises and pays the buyout option price. In these instances, the Company would accelerate any remaining deferred rental revenue at the point of sale. Revenue from the rental of digital textbooks is recognized at time of sale. A software feature is imbedded within the content of our digital textbooks, such that upon expiration of the rental term the customer is no longer able to access the content. While the digital rental allows the customer to access digital content for a fixed period of time, once the digital content is delivered to the customer our performance obligation is complete.

6.	Rental Cost of Goods Sold

Physical textbooks out on rent are categorized as textbook rental inventories. At the time a rental transaction is consummated, the book is removed from merchandise inventories and moved to textbook rental inventories at cost. The cost of the book is amortized down to its estimated residual value over the rental period. The related amortization expense is included in cost of goods sold. At the end of the rental period, upon return, the book is removed from textbook rental inventories and recorded in merchandise inventories at its amortized cost.

7.	Segment Reporting

We identify our operating segments based on the way our business is managed (focusing on the financial information distributed) and the manner in which our chief operating decision maker interacts with other members of management. We have determined that we operate within a single reportable segment within the United States.

8.	Research and Development Costs for Software Products

We follow the guidance in Accounting Standards Codification (ASC) 985-20, Cost of Software to Be Sold, Leased or Marketed, regarding software development costs to be sold, leased, or otherwise marketed. Capitalization of software development costs begins upon the establishment of technological feasibility and is discontinued when the product is available for sale. A certain amount of judgment and estimation is required to assess when technological feasibility is established, as well as the ongoing assessment of the recoverability of capitalized costs. Our products reach technological feasibility shortly before the products are available for sale and therefore research and development costs are generally expensed as incurred.

9.	Earnings Per Share

Basic earnings per share represent net earnings to common stockholders divided by the weighted-average number of common shares outstanding for the period. Diluted earnings per share reflect, in periods in which they have a dilutive effect, the impact of our stock based compensation.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following is a reconciliation of our basic and diluted earnings per share calculation:

	39 weeks ended
	January 31, 2015	January 25, 2014
Numerator for basic and dilutive earnings per share:
Net earnings	$19,388	$34,521

Denominator for basic and diluted loss per share:
Basic weighted average common shares

Basic earnings per common share:
Net earnings

Diluted earnings per common share:
Net earnings

10.	Recent Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Updates (ASU) No. 2014-09, Revenue from Contracts with Customers (ASU 2014-09). The standard provides companies with a single model for use in accounting for revenue arising from contracts with customers and supersedes current revenue recognition guidance, including industry-specific revenue guidance. The core principle of the model is to recognize revenue when control of the goods or services transfers to the customer, as opposed to recognizing revenue when the risks and rewards transfer to the customer under the existing revenue guidance. ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2016. Early adoption is not permitted. The guidance permits companies to either apply the requirements retrospectively to all prior periods presented, or apply the requirements in the year of adoption, through a cumulative adjustment. We have not yet selected a transition method nor have we determined the impact of adoption on our consolidated financial statements.

In July 2013, the FASB issued ASU No. 2013-11, Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists (ASU 2013-11). ASU 2013-11 requires an entity to present an unrecognized tax benefit, or a portion of an unrecognized tax benefit, in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward. To the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. ASU No. 2013-11 is effective for financial statements issued for annual reporting periods beginning after December 15, 2013 and interim periods within those years. We adopted ASU 2013-11 in the first quarter of Fiscal 2015 with no significant impact to our consolidated financial statements.

11.	Credit Facility

We are party to an amended and restated credit facility with Barnes & Noble, as the Lead Borrower, and Bank of America, N.A., as administrative agent, collateral agent and swing line lender, and other lenders, dated as of April 29, 2011 (as amended and modified to date, the “B&N Credit Facility”). The B&N Credit Facility provides for up to $1,000,000 in aggregate commitments under a five-year asset-backed revolving credit facility expiring on April 29, 2016. The B&N Credit Facility is secured by eligible inventory and accounts receivable with the ability to include eligible real estate and related assets. We are currently a borrower and co-guarantor of all amounts owing under the B&N Credit Facility.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Interest expense related to our intercompany debt with Barnes & Noble was allocated to our statement of operations and all outstanding debt under the B&N Credit Facility was recorded on Barnes & Noble’s balance sheet.

12.	Stock-Based Compensation

Barnes & Noble sponsors the share-based incentive plans in which certain of our employees participate. For the 39 weeks ended January 31, 2015 and January 25, 2014, we recognized stock-based compensation expense in selling and administrative expenses as follows:

	39 weeks ended
	January 31, 2015	January 25, 2014
Restricted stock expense	$181	$185
Restricted stock units expense	2,577	1,247
Stock option expense	242	(93)

Stock-based compensation expense	$3,000	$1,339

13.	Other Long-Term Liabilities

Other long-term liabilities consist primarily of deferred management service agreement costs related to college and university contracts, which we account for under lease accounting (as deferred rent), and tax liabilities and reserves. We provide for minimum contract expense (rent expense) over the lease terms (including the build-out period) on a straight-line basis. The excess of such rent expense over actual lease payments (net of school allowances) is classified as deferred rent. We had the following long-term liabilities at January 31, 2015 and January 25, 2014:

	January 31, 2015	January 25, 2014
Deferred rent	$4,008	$2,108
Other	364	596

Total long-term liabilities	$4,372	$2,704

14.	Fair Values of Financial Instruments

In accordance with ASC 820, Fair Value Measurements and Disclosures, the fair value of an asset is considered to be the price at which the asset could be sold in an orderly transaction between unrelated knowledgeable and willing parties. A liability’s fair value is defined as the amount that would be paid to transfer the liability to a new obligor, not the amount that would be paid to settle the liability with the creditor. Assets and liabilities recorded at fair value are measured using a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include:

Level 1 –	Observable inputs that reflect quoted prices in active markets

Level 2 –	Inputs other than quoted prices in active markets that are either directly or indirectly observable

Level 3 –	Unobservable inputs in which little or no market data exists, therefore requiring us to develop our own assumptions

Our financial instruments include cash, receivables, accrued liabilities and accounts payable. The fair values of cash, receivables and accounts payable approximates carrying values because of the short-term nature of these instruments, which are all considered level 1.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15.	Employees’ Retirement and Defined Contribution Plans

We maintain a defined contribution plan (the Savings Plan) for the benefit of substantially all of our employees. Total contributions charged to employee benefit expenses for the Savings Plan were $2,864 and $2,471 during the 39 weeks ended January 31, 2015 and January 25, 2014, respectively.

16.	Income Taxes

We recorded an income tax provision of $13,818 on pre-tax income of $33,206 during the 39 weeks ended January 31, 2015, which represented an effective income tax rate of 41.6% and an income tax provision of $22,984 on pre-tax income of $57,505 during the 39 weeks ended January 25, 2014, which represented an effective income tax rate of 40.0%.

The income tax provision for the 39 weeks ended January 31, 2015 reflects the impact of federal and state income taxes imposed upon income from operations, increased by the impact of certain non-deductible expenses.

17.	Intangible Assets and Goodwill

Amortizable intangible assets as of January 25, 2014 and January 31, 2015 are as follows:

		As of January 25, 2014
Amortizable intangible assets	Useful Life	Gross Carrying Amount	Accumulated Amortization	Total
Customer relationships	25	$255,000	$(44,200)	$210,800
Other	3-10	606	(461)	145

		$255,606	$(44,661)	$210,945

		As of January 31, 2015
Amortizable intangible assets	Useful Life	Gross Carrying Amount	Accumulated Amortization	Total
Customer relationships	25	$255,000	$(54,400)	$200,600
Other	3-10	319	(167)	152

		$255,319	$(54,567)	$200,752

All amortizable intangible assets are being amortized over their useful life on a straight-line basis.

Aggregate Amortization Expense:
For the 39 weeks ended January 31, 2015	$7,689
For the 39 weeks ended January 25, 2014	$7,723

Estimated Amortization Expense:
(12 months ending on or about April 30)
2015	$10,252
2016	$10,252
2017	$10,252
2018	$10,208
2019	$10,206

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

There have been no changes in the carrying amount of goodwill for the 39 weeks ended January 31, 2015 and the 39 weeks ended January 25, 2014.

	January 31, 2015	January 25, 2014
Goodwill	$274,070	$274,070

18.	Microsoft Investment

On April 27, 2012, Barnes & Noble entered into an investment agreement pursuant to which Barnes & Noble transferred to NOOK Media LLC (“NOOK Media”) its digital device, digital content and college bookstore businesses, and Morrison Investment Holdings, Inc. (“Morrison”) purchased from NOOK Media 300,000 convertible preferred membership interests in NOOK Media (Series A Preferred) for an aggregate purchase price of $300,000. Concurrently with its entry into this agreement, Barnes & Noble also entered into a commercial agreement with Microsoft, pursuant to which, among other things, NOOK Media would develop and distribute a Windows 8 application for eReading and digital content purchases, and an intellectual property license and settlement agreement with Microsoft and Microsoft Licensing GP. The parties closed Morrison’s investment in NOOK Media and the commercial agreement became effective on October 4, 2012.

On December 3, 2014, Morrison, Microsoft, Barnes & Noble and Barnes & Noble Education entered into agreements pursuant to which Morrison’s interest in NOOK Media was purchased by Barnes & Noble Education and the Microsoft commercial agreement was terminated effective as of such date. Pursuant to the Purchase Agreement (the Purchase Agreement) among Barnes & Noble, Barnes & Noble Education, Morrison, and Microsoft, Barnes & Noble Education purchased from Morrison, and Morrison sold, all of its $300,000 convertible Series A preferred limited liability company interest in NOOK Media in exchange for an aggregate purchase price of $124,850 consisting of (i) $62,425 in cash and (ii) 2,737,290 shares of common stock, par value $.001 per share, of Barnes & Noble. The Purchase Agreement closed on December 4, 2014. The Company accounted for this transaction in accordance with ASC 810-10, Non Controlling Interest (“ASC 810-10”) and accordingly was reflected as an equity transaction. In connection with the closing, the parties entered into a Digital Business Contingent Payment Agreement pursuant to which Microsoft is entitled to receive 22.7% of the proceeds from, among other events or transactions, (1) any future dividends or other distributions received by Barnes & Noble Education from Barnes & Noble’s digital business at any time until the date that is three years from the closing, subject to a one year extension under certain circumstances, and (2) the sale of Barnes & Noble’s digital business at any time until the date that is three years from the closing, subject to a one year extension under certain circumstances.

Investment Agreement

Microsoft’s investment represented approximately 17.6% of the common membership interests in NOOK Media on an as-converted basis as of closing, with Barnes & Noble retaining the remaining ownership interests. This investment is classified as temporary equity in the mezzanine section of the balance sheet between liabilities and permanent equity, net of investment fees. The temporary equity designation was due to a potential put feature after five years from the closing of the investment agreement on the preferred membership interests. The preferred membership interests had a liquidation preference equal to the original investment. Upon the completion of the acquisition of Microsoft’s interest in Barnes & Noble Education, the temporary equity was converted to permanent equity.

Commercial Agreement

Under the commercial agreement, NOOK Media has developed certain applications for Windows 8 for purchasing and consumption of digital reading content and use efforts to expand internationally.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The commercial agreement provided for revenue sharing for digital content purchased from NOOK Media by customers using the NOOK Media Windows 8 applications. Microsoft has made and was obligated to continue to make guaranteed advance payments to NOOK Media in connection with such revenue sharing equal to $60,000 per year. Microsoft also has paid and was obligated to continue to pay to NOOK Media $25,000 each year for purposes of assisting NOOK Media in acquiring local digital reading content and technology development in the performance of NOOK Media’s obligations under the commercial agreement.

The guaranteed advance payments in connection with revenue sharing as well as the amounts received for purposes of assisting NOOK Media in acquiring local digital reading content and technology development received from Microsoft were treated as debt in accordance with ASC 470-10-25-2, Sales of Future Revenues or Various Other Measures of Income. The Company estimated the cash flows associated with the commercial agreement and was amortizing the discount on the debt to interest expense over the term of the agreement in accordance with ASC 835-30-35-2, The Interest Method. Upon termination of this agreement in accordance with ASC 810-10, the remaining debt balance was converted to equity. Notwithstanding this treatment, the limited liability company agreement of NOOK Media provides that, under certain conditions, partnership losses or deductions can be allocated for income tax purposes to Microsoft in respect of amounts advanced to NOOK Media under the terms of the commercial agreement.

Settlement and License Agreement

The patent agreement provides for Microsoft and its subsidiaries to license to the Company and its affiliates certain intellectual property in exchange for royalty payments based on sales of certain devices. Additionally, the Company and Microsoft dismissed certain outstanding patent litigation between the Company, Microsoft and their respective affiliates in accordance with the settlement and license agreement. The Company recorded the royalty expense on NOOK® sales in the statement of operations in cost of sales and occupancy with no expense or liability for the sale of devices prior to this agreement.

19.	Pearson

On December 21, 2012, NOOK Media entered into an agreement with a subsidiary of Pearson plc (“Pearson”) to make a strategic investment in NOOK Media. That transaction closed on January 22, 2013, and Pearson invested approximately $89,500 of cash in NOOK Media in exchange for preferred membership interests representing a 5% equity stake in NOOK Media. Following the closing of the transaction, Barnes & Noble owned approximately 78.2% of the NOOK Media subsidiary and Microsoft owned approximately 16.8%. The preferred membership interests had a liquidation preference equal to the original investment. In addition, NOOK Media granted warrants to Pearson to purchase up to an additional 5% of NOOK Media under certain conditions. Upon the completion of the acquisition of Pearson’s interest in Barnes & Noble Education, as stated below, the temporary equity was converted to permanent equity.

The fair value of the preferred membership interests warrant liability was calculated using the Monte Carlo simulation approach.

This methodology values financial instruments whose value is dependent on an underlying total equity value by sampling random paths for the total equity value. The assumptions that are analyzed and incorporated into the model include closing date, valuation date, sales price of the preferred membership interests and warrants, warrant expiration date, time to liquidity event, risk-free rate, volatility, various correlations and the probability of meeting the net sales target. Based on Barnes & Nobles’ analysis, the total fair value of preferred membership interests warrants as of the valuation date was $1,700 and was recorded as a noncurrent asset and a long-term liability. During the 13 weeks ended January 25, 2014, management determined that the probability of meeting the net sales target by the warrant measurement date was remote and fully wrote down the value of the warrant accordingly.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

At closing, NOOK Media and Pearson entered into a commercial agreement with respect to distributing Pearson content in connection with this strategic investment. On December 27, 2013, NOOK Media entered into an amendment to the commercial agreement that extends the term of the agreement and the timing of the measurement period to meet certain revenue share milestones.

On December 22, 2014, Barnes & Noble entered into a Purchase Agreement (the “Pearson Purchase Agreement”) among Barnes & Noble, Barnes & Noble Education, NOOK Media Member Two LLC, a Delaware limited liability company (“NOOK Member Two”), Pearson Education, Inc. (“Pearson Education”) and Pearson Inc., pursuant to which Barnes & Noble Education and NOOK Member Two purchased from Pearson Education all of its convertible Series B preferred limited liability company interest in NOOK Media and all of its warrants to purchase additional Series B preferred limited liability company interests, in exchange for an aggregate purchase price equal to (i) $13,750 in cash and (ii) 602,927 shares of common stock, par value $.001 per share, of Barnes & Noble. The transactions under the Pearson Purchase Agreement closed on December 22, 2014. The Company accounted for this transaction in accordance with ASC 810-10 and accordingly was reflected as an equity transaction. As a condition to closing, the parties entered into an amended and restated Digital Business Contingent Payment Agreement, pursuant to which a Digital Business Contingent Payment Agreement dated as of December 3, 2014, by and between Barnes & Noble, NOOK Media and Pearson, was amended and restated to include provisions consistent with the Digital Business Contingent Payment Agreement entered into with Morrison on December 3, 2014.

20.	Legal Proceedings

We are involved in a variety of claims, suits, investigations and proceedings that arise from time to time in the ordinary course of our business, including actions with respect to contracts, intellectual property, taxation, employment, benefits, personal injuries and other matters. The results of these proceedings in the ordinary course of business are not expected to have a material adverse effect on our financial position or results of operations.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Barnes & Noble, Education, Inc.:

We have audited the accompanying consolidated balance sheets of Barnes & Noble Education, Inc. as of May 3, 2014 and April 27, 2013, and the related consolidated statements of operations, comprehensive income, changes in Parent company equity and cash flows for the two fiscal years in the period ended May 3, 2014. Our audits also included the financial statement schedule set out at Item 16(b). These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Barnes & Noble Education, Inc. at May 3, 2014 and April 27, 2013, and the consolidated results of its operations and its cash flows for the two fiscal years in the period ended May 3, 2014, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

Ernst & Young LLP

New York, NY

                    , 2015

The foregoing report is in the form that will be signed upon the completion of the reorganization described in Note 1 to the consolidated financial statements.

/s/ Ernst & Young LLP

New York, NY

February 26, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

Barnes & Noble, Inc.

New York, New York

We have audited the accompanying statements of operations, comprehensive income, parent company equity and cash flows of Barnes & Noble College Booksellers, LLC, (the “Company”) for the fiscal year ended April 28, 2012. Our audit also included the financial statement schedule set out at Item 16(b). These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the results of operations and cash flows of Barnes & Noble College Booksellers, LLC for the fiscal year ended April 28, 2012, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set for therein.

/s/ CohnReznick LLP

Roseland, New Jersey

February 26, 2015

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)	Fiscal 2014	Fiscal 2013	Fiscal 2012
Sales:
Product sales and other	$1,536,180	$1,631,454	$1,647,014
Rental income	211,742	131,793	96,161

Total sales	1,747,922	1,763,247	1,743,175

Cost of sales and occupancy:
Product and other cost of sales and occupancy	1,180,727	1,270,381	1,284,691
Rental cost of sales and occupancy	130,430	88,250	64,046

Total cost of sales and occupancy	1,311,157	1,358,631	1,348,737

Gross profit	436,765	404,616	394,438
Selling and administrative expenses	330,426	302,902	283,215
Depreciation and amortization	48,014	46,849	45,343

Operating income	58,325	54,865	65,880
Interest expense, net	385	4,871	5,684

Income before income taxes	57,940	49,994	60,196
Income taxes	22,834	19,820	23,771

Net income	$35,106	$30,174	$36,425

Income per common share
Basic
Diluted

Weighted average common shares outstanding
Basic
Diluted

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands)	Fiscal 2014	Fiscal 2013	Fiscal 2012
Net income	$35,106	$30,174	$36,425
Other comprehensive earnings, net of tax	—	—	—

Total comprehensive income	$35,106	$30,174	$36,425

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(In thousands)	May 3, 2014	April 27, 2013
Assets
Current assets:
Cash and cash equivalents	$144,269	$55,420
Receivables, net	39,001	36,294
Merchandise inventories, net	275,346	245,358
Textbook rental inventories	47,063	44,060
Prepaid expenses and other current assets	4,121	2,640
Short-term deferred tax assets, net	21,689	19,500

Total current assets	531,489	403,272

Property and equipment:
Buildings and leasehold improvements	135,421	129,860
Fixtures and equipment	311,571	289,972

	446,992	419,832
Less accumulated depreciation and amortization	347,384	320,409

Net property and equipment	99,608	99,423

Goodwill	274,070	274,070
Intangible assets, net	208,441	218,668
Other noncurrent assets	30,152	31,027

Total assets	$1,143,760	$1,026,460

Liabilities and Parent Company Equity
Current liabilities:
Accounts payable	$165,573	$143,038
Accrued liabilities	92,644	85,488

Total current liabilities	258,217	228,526

Long-term deferred taxes, net	74,753	82,526
Other long-term liabilities	2,855	4,886
Preferred membership interests	383,397	381,627
Parent company investment	424,538	328,895
Commitments and contingencies	—	—

Total liabilities and Parent Company equity	$1,143,760	$1,026,460

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN PARENT COMPANY EQUITY

(In thousands)	Membership Interests	Parent Company Investment	Total
Balance at April 30, 2011	$904,194	$—	$904,194
Net income	36,425	—	36,425
Dividend of Trademark to Parent	(245,000)	—	(245,000)
Net decrease in membership interests	(23,084)	—	(23,084)

Balance at April 28, 2012	672,535	—	672,535

Contribution of Barnes & Noble College, LLC membership interests into Parent	(672,535)	672,535	—
Net income	—	30,174	30,174
Net decrease in Parent company investment	—	(372,810)	(372,810)
Accretive dividend on preferred stockholders	—	(1,004)	(1,004)

Balance at April 27, 2013	—	328,895	328,895

Net income	—	35,106	35,106
Net increase in Parent company investment	—	62,307	62,307
Accretive dividend on preferred stockholders	—	(1,770)	(1,770)

Balance at May 3, 2014	$—	$424,538	$424,538

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Fiscal Year	Fiscal 2014	Fiscal 2013	Fiscal 2012
(In thousands)
Cash flows from operating activities:
Net income	$35,106	$30,174	$36,425
Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	48,014	46,849	45,343
Non-cash impairment charges	11	209	161
Deferred taxes	(9,962)	(7,621)	(2,189)
Stock-based compensation expense	1,817	1,019	620
Increase (decrease) in other long-term liabilities	(2,031)	1,491	(373)
Changes in operating assets and liabilities, net	(7,151)	(12,633)	(19,298)

Net cash flows provided by operating activities	65,804	59,488	60,689

Cash flows from investing activities:
Purchases of property and equipment	(38,253)	(38,760)	(40,479)
Net (increase) decrease in other noncurrent assets	808	(10,348)	(2,823)

Net cash flows used in investing activities	(37,445)	(49,108)	(43,302)

Cash flows from financing activities:
Net transfer from (to) Parent	60,490	(373,829)	(23,704)
Proceeds from issuance of Preferred Membership interests	—	380,623	—

Net cash flows provided by (used in) financing activities	60,490	6,794	(23,704)

Net increase (decrease) in cash and cash equivalents	88,849	17,174	(6,317)
Cash and cash equivalents at beginning of period	55,420	38,246	44,563

Cash and cash equivalents at end of period	$144,269	$55,420	$38,246

Changes in operating assets and liabilities, net:
Receivables, net	$(2,707)	$(5,505)	$(4,172)
Merchandise inventories	(29,988)	(11,891)	(27,269)
Textbook rental inventories	(3,003)	(14,185)	(15,629)
Prepaid expenses and other current assets	(1,481)	(479)	1,952
Accounts payable and accrued liabilities	30,028	19,427	25,820

Changes in operating assets and liabilities, net	$(7,151)	$(12,633)	$(19,298)

Supplemental cash flow information:
Cash paid during the period for:
Interest paid	$385	$1,027	$362
Income taxes (net of refunds)	$32,796	$27,441	$25,960
Non-cash investing and financing activity:
Dividend of Trademark to Parent	$—	$—	$(245,000)

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

Unless the context otherwise indicates, references in these Notes to the accompanying consolidated financial statements to “we,” “us,” “our” and “the Company” refer to Barnes & Noble Education, Inc., a Delaware corporation. References to “Barnes & Noble” or “Parent” refer to Barnes & Noble, Inc., a Delaware corporation, and its consolidated subsidiaries (other than Barnes & Noble Education, Inc. and its consolidated subsidiaries) unless the context otherwise requires. References to “Barnes & Noble College” refer to our college bookstore business operated through our subsidiary Barnes & Noble College Booksellers, LLC. Barnes & Noble College is our only operating subsidiary.

1.	Our History

On September 30, 2009, Barnes & Noble acquired Barnes & Noble College Booksellers, LLC from Leonard and Louise Riggio. From that date until October 4, 2012, Barnes & Noble College Booksellers, LLC was wholly owned by Barnes & Noble Booksellers, Inc. We were initially incorporated under the name NOOK Media Inc. in July 2012 to hold Barnes & Noble’s college and digital businesses. On October 4, 2012, Microsoft Corporation (“Microsoft”) acquired a 17.6% non-controlling preferred membership interest in our subsidiary NOOK Media LLC (the “LLC”), and through us, Barnes & Noble maintained an 82.4% controlling interest of the college and digital businesses.

On January 22, 2013, Pearson Education, Inc. (“Pearson”) acquired a 5% non-controlling preferred membership interest in the LLC, entered into a commercial agreement with the LLC relating to the college business and received warrants to purchase an additional preferred membership interest in the LLC.

On December 4, 2014, we re-acquired Microsoft’s interest in the LLC in exchange for cash and common stock of Barnes & Noble. On December 22, 2014, we also re-acquired Pearson’s interest in the LLC and certain related warrants previously issued to Pearson in exchange for cash and common stock of Barnes & Noble. In connection with these transactions, Barnes & Noble entered into contingent payment agreements with Microsoft and Pearson providing for additional payments upon the occurrence of certain events, including upon a sale of the digital business. As a result of these transactions, Barnes & Noble owns, and will own prior to the Spin-Off (as discussed in Note 2), 100% of our Company.

On April [—], 2015, we distributed to Barnes & Noble all of the membership interests in NOOK Digital LLC (formerly known as barnesandnoble.com llc), which owns the digital business and which will continue to be owned by Barnes & Noble. As a result, we will cease to own any interest in the digital business.

These consolidated financial statements retroactively reflect the reorganization of NOOK Media Inc. as described above.

2.	Separation from Barnes & Noble, Inc.

On February 26, 2015, Barnes & Noble announced plans for the complete legal and structural separation of the Company from Barnes & Noble (the “Spin-Off”). Barnes & Noble will distribute all of its equity interest in us, consisting of all of the outstanding shares of our Common Stock, to Barnes & Noble’s stockholders on a pro rata basis. Following the Spin-Off, Barnes & Noble will not own any equity interest in us, and we will operate independently from Barnes & Noble.

This Spin-Off is expected to be executed by means of a pro-rata distribution of our Common Stock to Barnes & Noble’s existing stockholders and is considered to be a non-taxable event for Barnes & Noble and its stockholders.

The distribution of our Common Stock to Barnes & Noble stockholders is conditioned on, among other things, final approval of the Spin-Off plan by the Barnes & Noble board of directors, the receipt of opinions from

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

external legal counsel and KPMG LLP to Barnes & Noble, confirming the tax-free status of the Spin-Off for U.S. federal income tax purposes, and the United States Securities and Exchange Commission declaring effective our Registration Statement of which this Prospectus forms a part.

3.	Description of Business

We are one of the largest contract operators of bookstores on college and university campuses across the United States. The Company creates and operates campus stores along with campus websites that are focal points for college life and learning, enhancing the educational mission of the institution, enlivening campus culture and delivering a strong and consistent revenue stream to our partners. We typically operate our stores under multi-year management agreements granting us the right to operate the official school bookstore on campus. In turn, we provide the school with regular payments representing a percentage of sales and, in some cases, includes a minimum fixed guarantee.

As of January 31, 2015, we operated 717 stores nationwide, which reach 24% of the total United States college and university student enrolled population. We build relationships and derive sales by actively engaging and marketing to over 5 million students and their faculty on the campuses we serve and offer a full assortment of items in our campus stores, including course materials, which includes new and used print textbooks and digital textbooks, all of which are available for sale or rent, emblematic apparel and gifts, trade books, computer products, school and dorm supplies, convenience and café items and graduation products.

4.	Summary of Significant Accounting Policies

Basis of Presentation

Our consolidated financial statements have been prepared on a stand-alone basis and are derived from the consolidated financial statements and accounting records of Barnes & Noble. Our consolidated financial statements reflect our financial position, results of operations and cash flows as we were historically managed, in conformity with accounting principles generally accepted in the United States of America (“GAAP”). Our consolidated financial statements include certain assets and liabilities that have historically been held at the Barnes & Noble corporate level but are specifically identifiable or otherwise attributable to us.

All intercompany transactions between us and Barnes & Noble have been included in our consolidated financial statements and are considered to be effectively settled for cash in our consolidated financial statements at the time the Spin-Off is recorded. The total net effect of the settlement of these intercompany transactions is reflected in our consolidated statements of cash flow as a financing activity and in the consolidated balance sheets as “Parent company investment.”

The historical costs and expenses reflected in our financial statements include an allocation for certain corporate and shared service functions historically provided by Barnes and Noble including, but not limited to, executive oversight, accounting, treasury, tax, legal, human resources, occupancy, procurement, information technology, and other shared services. These expenses have been allocated to us on the basis of direct usage when identifiable, with the remainder allocated on a pro-rata basis of consolidated sales, headcount, tangible assets or other measures considered to be a reasonable reflection of the historical utilization levels of these services.

Our management believes the assumptions underlying our consolidated financial statements, including the assumptions regarding allocating general corporate expenses from Barnes & Noble are reasonable. Nevertheless, our consolidated financial statements may not include all of the actual expenses that would have been incurred

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

had we operated as a stand-alone company during the periods presented and may not reflect our consolidated results of operations, financial position and cash flows had we operated as a stand-alone company during the periods presented. Actual costs that would have been incurred if we had operated as a stand-alone company would depend on multiple factors, including organizational structure and strategic decisions made in various areas, including information technology and infrastructure. Following the Spin-Off, we will perform these functions using our own resources or contracted services. Upon execution of a transition services agreement, we expect some of these functions will continue to be provided by Barnes & Noble.

Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, we are required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

We consider all short-term, highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents.

Merchandise Inventories

Merchandise inventories, which consist of finished goods, are stated at the lower of cost or market. Cost is determined primarily by the retail inventory method. Our textbook and trade book inventories are valued using the last-in first out, or LIFO, method and the related reserve was not material to the recorded amount of our inventories. The Company recorded a favorable LIFO adjustment through cost of goods sold of $7,692 and an unfavorable LIFO adjustment of $(2,200) in Fiscal 2014 and Fiscal 2013, respectively.

Market value of our inventory is determined based on its estimated net realizable value, which is generally the selling price. Reserves for non-returnable inventory are based on our history of liquidating non-returnable inventory.

We also estimate and accrue shortage for the period between the last physical count of inventory and the balance sheet date. Shortage rates are estimated and accrued based on historical rates and can be affected by changes in merchandise mix and changes in actual shortage trends.

The products that we sell originate from a wide variety of domestic and international vendors. During Fiscal 2014, our four largest suppliers accounted for approximately 48% of our merchandise purchased.

Rental Assets

Physical text books out on rent are categorized as textbook rental inventories. At the time a rental transaction is consummated, the book is removed from merchandise inventories and moved to textbook rental inventories at cost. The cost of the book is amortized down to its estimated residual value over the rental period. The related amortization expense is included in cost of goods sold. At the end of the rental period, upon return, the book is removed from textbook rental inventories and recorded in merchandise inventories at its amortized cost.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Property and Equipment

Property and equipment are carried at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over estimated useful lives. For tax purposes, different methods are used. Maintenance and repairs are expensed as incurred, however major maintenance and remodeling costs are capitalized if they extend the useful life of the asset. Leasehold improvements are capitalized and depreciated over the terms of the respective leases. Display fixtures and office equipment are capitalized and depreciated over 5 years while office furniture is capitalized and depreciated over 7 years. System costs are capitalized and amortized over their estimated useful lives, from the date the systems become operational. We had $99,608 and $99,423 of property and equipment, net of accumulated depreciation, at May 3, 2014 and April 27, 2013, respectively, and $37,720, $36,552 and $35,049 of depreciation expense for Fiscal 2014, Fiscal 2013 and Fiscal 2012, respectively. Capitalized software costs of $14,810 and $11,039 for Fiscal 2014 and Fiscal 2013, respectively, are included in property and equipment.

Other Long-Lived Assets

Our other long-lived assets include property and equipment, and amortizable intangibles. We had $208,441 and $218,668 of amortizable intangible assets, net of amortization, at May 3, 2014 and April 27, 2013, respectively. These amortizable intangible assets relates to our customer relationships with our colleges and university clients. We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable and consider market participants in accordance with Accounting Standards Codification (ASC) 360-10, Accounting for the Impairment or Disposal of Long-Lived Assets (ASC 360-10). We evaluate long-lived assets for impairment at the school contract combined store level, which is the lowest level at which individual cash flows can be identified. When evaluating long-lived assets for potential impairment, we first compare the carrying amount of the assets to the school contract combined store level’s estimated future undiscounted cash flows. If the estimated future cash flows are less than the carrying amount of the assets, an impairment loss calculation is prepared. The impairment loss calculation compares the carrying amount of the assets to the school contract combined store level’s fair value based on its estimated discounted future cash flows. If required, an impairment loss is recorded for that portion of the asset’s carrying value in excess of fair value. Impairment losses included in selling and administrative expenses totaled $11, $209 and $161 during Fiscal 2014, Fiscal 2013 and Fiscal 2012, respectively.

Goodwill and Unamortizable Intangible Assets

The costs in excess of net assets of businesses acquired are carried as goodwill in the accompanying balance sheet.

We had $274,070 of goodwill and no unamortizable intangible assets (those with an indefinite useful life)at May 3, 2014 and April 27, 2013. ASC 350-30, Goodwill and Other Intangible Assets, requires that goodwill and other unamortizable intangible assets no longer be amortized, but instead be tested for impairment at least annually or earlier if there are impairment indicators. We perform a two-step process for impairment testing of goodwill as required by ASC 350-30. The first step of this test, used to identify potential impairment, compares the fair value of a reporting unit with our carrying amount. The second step (if necessary) measures the amount of the impairment. We completed our annual goodwill impairment test as of the first day of the third quarter. In performing the valuations, we used cash flows that reflected management’s forecasts and discount rates that included risk adjustments consistent with the current market conditions. Based on the results of the step one testing, our fair value as of that date exceeded their carrying values; therefore, the second step of the impairment test was not required to be performed and no goodwill impairment was recognized. Goodwill is subject to risk of impairment if our digital projections fall short of expectations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Revenue Recognition

Revenue from sales of our products is recognized at the time of sale or shipment. Revenue from sales of products ordered through our websites are recognized upon delivery and receipt of the shipment by our customers. Sales taxes collected from our customers are excluded from reported revenues. All of our sales are recognized as revenue on a “net” basis, including sales in connection with any periodic promotions offered to customers. We do not treat any promotional offers as expenses.

We rent both physical and digital textbooks. Revenue from the rental of physical textbooks is deferred and recognized over the rental period commencing at point of sale. A software feature is imbedded within the content of our digital textbooks, such that upon expiration of the rental term the customer is no longer able to access the content. While the digital rental allows the customer to access digital content for a fixed period of time, once the digital content is delivered to the customer our performance obligation is complete.

Research and Development Costs for Software Products

We follow the guidance in ASC 985-20, Cost of Software to Be Sold, Leased or Marketed, regarding software development costs to be sold, leased, or otherwise marketed. Capitalization of software development costs begins upon the establishment of technological feasibility and is discontinued when the product is available for sale. A certain amount of judgment and estimation is required to assess when technological feasibility is established, as well as the ongoing assessment of the recoverability of capitalized costs. Our products reach technological feasibility shortly before the products are available for sale and therefore research and development costs are generally expensed as incurred.

Advertising Costs

The costs of advertising are expensed as incurred during the year pursuant to ASC 720-35, Advertising Costs. Advertising costs charged to selling and administrative expenses were $8,421, $6,695 and $5,494 during Fiscal 2014, Fiscal 2013 and Fiscal 2012, respectively.

Closed Store Expenses

When we close or relocate a store, we charge unrecoverable costs to expense. These costs include the net book value of abandoned fixtures and leasehold improvements and, when a store is closed prior to the expiration of the lease or store management contract, a provision for future lease obligations, net of expected sublease recoveries. Costs associated with store closings of $481, $2,242 and $371 during Fiscal 2014, Fiscal 2013 and Fiscal 2012, respectively, are included in selling and administrative expenses in the accompanying consolidated statements of operations.

Income Taxes

The provision for income taxes includes federal, state and local income taxes currently payable and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities. The deferred tax assets and liabilities are measured using the enacted tax rates and laws that are expected to be in effect when the differences reverse. We regularly review deferred tax assets for recoverability and establish a valuation allowance, if determined to be necessary.

Stock-Based Compensation

Barnes & Noble sponsors the share-based incentive plans in which certain of our employees participate. The calculation of stock-based employee compensation expense involves estimates that require Barnes & Noble management’s judgment. These estimates include the fair value of each of the stock option awards granted,

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

which is estimated on the date of grant using a Black-Scholes option pricing model. There are two significant inputs into the Black-Scholes option pricing model: (1) expected volatility and (2) expected term. Barnes & Noble estimates expected volatility based on traded option volatility of Barnes & Noble’s stock over a term equal to the expected term of the option granted. The expected term of stock option awards granted is derived from historical exercise experience under Barnes & Noble’s stock option plans and represents the period of time that stock option awards granted are expected to be outstanding. The assumptions used in calculating the fair value of stock-based payment awards represent Barnes & Noble management’s best estimates, but these estimates involve inherent uncertainties and the application of Barnes & Noble management’s judgment. As a result, if factors change and we use different assumptions, stock-based compensation expense could be materially different in the future. In addition, Barnes & Noble is required to estimate the expected forfeiture rate, and only recognize expense for those shares expected to vest. If their actual forfeiture rate is materially different from their estimate, our stock-based compensation expense could be significantly different from what we recorded in the current period. See Note 7 for a further discussion of Barnes & Noble’s stock-based incentive plans.

Accounts Receivable

Accounts receivable, which primarily consists of balances due from Colleges, Universities and other financial aid providers, are presented on our Consolidated Balance Sheets net of allowances. An allowance for doubtful accounts is determined through an analysis of the aging of accounts receivable and assessments of collectability based on historic trends, the financial condition of our customers and an evaluation of economic conditions. We write off uncollectible trade receivables once collection efforts have been exhausted and record bad debt expenses related to textbook rentals that are not returned and we are unable to successfully charge the customer. Allowance for doubtful accounts were $2,233, $2,425 and $2,280 as of Fiscal 2014, Fiscal 2013 and Fiscal 2012, respectively.

Net Earnings Per Common Share

Basic earnings per share represent net earnings to common stockholders divided by the weighted-average number of common shares outstanding for the period. Diluted earnings per share reflect, in periods in which they have a dilutive effect, the impact of our stock based compensation. See Note 12 for further information regarding the calculation of basic and diluted earnings per common share.

Recent Accounting Pronouncements

In May 2014, the FASB issued Accounting Standard Update No. 2014-09, Revenue from Contracts with Customers (ASU 2014-09). The standard provides companies with a single model for use in accounting for revenue arising from contracts with customers and supersedes current revenue recognition guidance, including industry-specific revenue guidance. The core principle of the model is to recognize revenue when control of the goods or services transfers to the customer, as opposed to recognizing revenue when the risks and rewards transfer to the customer under the existing revenue guidance. ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2016. Early adoption is not permitted. The guidance permits companies to either apply the requirements retrospectively to all prior periods presented, or apply the requirements in the year of adoption, through a cumulative adjustment. We have not yet selected a transition method nor have we determined the impact of adoption on our consolidated financial statements.

Reporting Period

Our fiscal year is comprised of 52 or 53 weeks, ending on the Saturday closest to the last day of April. The fiscal year periods for each of the last three fiscal years consisted of the 53 weeks ended May 3, 2014 (Fiscal 2014), 52 weeks ended April 27, 2013 (Fiscal 2013) and 52 weeks ended April 28, 2012 (Fiscal 2012).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.	Segment Reporting

We identify our operating segments based on the way our business is managed (focusing on the financial information distributed) and the manner in which our chief operating decision maker interacts with other members of management. We have determined that we operate within a single reportable segment within the United States.

6.	Credit Facility

We are party to an amended and restated credit facility with Barnes & Noble, as the Lead Borrower, and Bank of America, N.A., as administrative agent, collateral agent and swing line lender, and other lenders, dated as of April 29, 2011 (as amended and modified to date, the “B&N Credit Facility”). The B&N Credit Facility provides for up to $1,000,000 in aggregate commitments under a five-year asset-backed revolving credit facility expiring on April 29, 2016. The B&N Credit Facility is secured by eligible inventory and accounts receivable with the ability to include eligible real estate and related assets. We are currently a borrower and co-guarantor of all amounts owing under the B&N Credit Facility.

Interest expense related to our intercompany debt with Barnes & Noble was allocated to our statement of operations and all outstanding debt under the B&N Credit Facility was recorded on Barnes & Noble’s balance sheet.

7.	Stock-Based Compensation

Barnes & Noble’s Equity Plans

Barnes & Noble maintains four share-based incentive plans for the benefit of certain officers, directors and employees, including our employees: the 1996 Incentive Plan, the 2004 Incentive Plan, the 2009 Incentive Plan and the Amended and Restated 2009 Incentive Plan. Prior to June 2, 2009, Barnes & Noble issued restricted stock and stock options under the 1996 and 2004 Incentive Plans. On June 2, 2009, Barnes & Noble’s stockholders approved the 2009 Incentive Plan. Under the 2009 Incentive Plan, Barnes & Noble issued restricted stock units, restricted stock and stock options. On September 11, 2012, Barnes & Noble’s stockholders approved the Amended and Restated 2009 Incentive Plan. Under the Amended and Restated 2009 Incentive Plan, Barnes & Noble has issued restricted stock units, restricted stock and stock options. The maximum number of shares issuable under the Amended and Restated 2009 Incentive Plan is 1,700,000, plus shares that remain available under Barnes & Noble’s shareholder-approved 2009 and 2004 Incentive Plan. At May 3, 2014, there were approximately 3,380,683 shares of Barnes & Noble common stock available for future grants under the Amended and Restated 2009 Incentive Plan.

A restricted stock award is an award of common stock that is subject to certain restrictions during a specified period. Restricted stock awards are independent of option grants and are generally subject to forfeiture if employment terminates prior to the release of the restrictions. The grantee cannot transfer the shares before the restricted shares vest. Shares of unvested restricted stock have the same voting rights as common stock, are entitled to receive dividends and other distributions thereon and are considered to be currently issued and outstanding. Barnes & Noble’s restricted stock awards vest over a period of one to four years. Barnes & Noble expenses the cost of the restricted stock awards, which is determined to be the fair market value of the shares at the date of grant, straight-line over the period during which the restrictions lapse. For these purposes, the fair market value of the restricted stock is determined based on the closing price of Barnes & Noble’s common stock on the grant date.

A restricted stock unit is a grant valued in terms of Barnes & Noble’s common stock, but no stock is issued at the time of grant. Each restricted stock unit may be redeemed for one share of Barnes & Noble common stock once vested. Restricted stock units are generally subject to forfeiture if employment terminates prior to the release of the restrictions. The grantee cannot transfer the units except in very limited circumstances and with the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

consent of the compensation committee. Shares of unvested restricted stock units have no voting rights but are entitled to receive dividends and other distributions thereon. Barnes & Noble’s restricted stock units vest over a period of one to four years. Barnes & Noble expenses the cost of the restricted stock units, which is determined to be the fair market value of the underlying shares at the date of grant, straight-line over the period during which the restrictions lapse. For these purposes, the fair market value of the restricted stock unit is determined based on the closing price of Barnes & Noble’s common stock on the grant date.

Barnes & Noble uses the Black-Scholes option-pricing model to value Barnes & Noble’s stock options for each stock option award. Using this option-pricing model, the fair value of each stock option award is estimated on the date of grant. The fair value of Barnes & Noble’s stock option awards, which are generally subject to pro-rata vesting annually over four years, is expensed on a straight-line basis over the vesting period of the stock options. The expected volatility assumption is based on traded options volatility of Barnes & Noble’s stock over a term equal to the expected term of the option granted. The expected term of stock option awards granted is derived from historical exercise experience under Barnes & Noble’s stock option plans and represents the period of time that stock option awards granted are expected to be outstanding. The expected term assumption incorporates the contractual term of an option grant, which is ten years, as well as the vesting period of an award, which is generally pro-rata vesting annually over four years. The risk-free interest rate is based on the implied yield on a U.S. Treasury constant maturity with a remaining term equal to the expected term of the option granted.

Barnes & Noble recognizes stock-based compensation costs, net of estimated forfeitures, for only those shares expected to vest on a straight-line basis over the requisite service period of the award. Barnes & Noble estimates the forfeiture rates based on its historical experience.

The weighted average assumptions relating to the valuation of Barnes & Noble’s stock options related to our employees who participate in Barnes & Noble’s equity plans for Fiscal 2012 are shown below. No stock options were granted during Fiscal 2014 and Fiscal 2013.

Fiscal Year	2012
Weighted average fair value of grants	$9.55
Volatility	74.58%
Risk-free interest rate	0.93%
Expected life	5 years
Expected dividend yield	0.00%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Stock-Based Compensation Activity

The following table presents a summary of Barnes & Noble’s stock option activity related to our employees who participate in the Barnes & Noble equity plans:

	Number of Shares (in thousands)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value (in thousands)
Balance, April 30, 2011	—	$—	—	—
Granted	180	15.78
Exercised	—	—
Forfeited	—	—

Balance, April 28, 2012	180	$15.78	9.55 years	$0
Granted	—	—
Exercised	—	—
Forfeited	—	—

Balance, April 27, 2013	180	$15.78	8.55 years	$427
Granted	—	—
Exercised	—	—
Forfeited	—	—

Balance, May 3, 2014	180	$15.78	7.53 years	$162

Vested and expected to vest in the future at May 3, 2014	180	$15.78	7.53 years	$162
Exercisable at May 3, 2014	45	$15.78	7.53 years	$41

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the difference between Barnes & Noble’s closing stock price on the last trading day of the related fiscal year and the exercise price, multiplied by the related in-the-money options) that would have been received by the option holders had they exercised their options at the end of the fiscal year. This amount changes based on the market value of Barnes & Noble’s common stock. The intrinsic value of options exercised is based on the difference between the Barnes & Noble’s stock price on the exercise date and the respective exercise price, multiplied by the number of options exercised. There were no options exercised during Fiscal 2014, Fiscal 2013 and Fiscal 2012 related to our employees who participate in Barnes & Noble’s equity plan.

As of May 3, 2014, there was $645 of total unrecognized compensation expense related to unvested stock options granted under the Barnes & Noble’s share-based compensation plans related to our employees who participate in Barnes & Noble equity plans. That expense is expected to be recognized over a weighted average period of 1.53 years.

There were no restricted stock activity related to our employees during Fiscal 2014, Fiscal 2013 and Fiscal 2012.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table presents a summary of Barnes & Noble’s restricted stock unit activity related to our employees who participate in Barnes & Noble’s equity plans:

	Number of Shares (in thousands)	Weighted Average Grant Date Fair Value
Balance, April 30, 2011	—	$—
Granted	138	14.92
Vested	—	—
Forfeited	—	—

Balance, April 28, 2012	138	$14.92
Granted	105	16.67
Vested	—	—
Forfeited	—	—

Balance, April 27, 2013	243	$15.68
Granted	353	14.76
Vested	(35)	14.92
Forfeited	—	—

Balance, May 3, 2014	561	$15.15

Total fair value of shares of restricted stock units related to our employees that participate in the Barnes & Noble equity plan that vested during Fiscal 2014 and Fiscal 2013 were $626 and $0, respectively. As of May 3, 2014, there was $6,636 of unrecognized stock-based compensation expense related to nonvested restricted stock units for our employees who participate in the Barnes & Noble equity plan. That cost is expected to be recognized over a weighted average period of 2.51 years.

In Fiscal 2014, Fiscal 2013 and Fiscal 2012, Barnes & Noble allocated $2,373, $1,646 and $2,037 of stock compensation to us, which includes stock compensation related to our employees as well as an allocation from Barnes & Noble for our pro-rated share of corporate employees. This capital contribution is included in selling and administrative expenses and additional paid in capital on the Parent company equity investment.

8.	Receivables, Net

Receivables represent customer, private and public institutional and government billings, credit/debit card, advertising, landlord and other receivables due within one year as follows at the dates indicated below:

	May 3, 2014	April 27, 2013
Trade accounts	$26,460	$22,515
Credit/debit card receivables	3,203	3,965
Other receivables	9,338	9,814

Total receivables, net	$39,001	$36,294

9.	Other Long-Term Liabilities

Other long-term liabilities consist primarily of deferred management service agreement costs related to college and university contracts, which we account for under lease accounting (as deferred rent), preferred membership warrant and tax liabilities and reserves. We provide for minimum contract expense (rent expense)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

over the lease terms (including the build-out period) on a straight-line basis. The excess of such rent expense over actual lease payments (net of school allowances) is classified as deferred rent. We had the following long-term liabilities at May 3, 2014 and April 27, 2013:

	May 3, 2014	April 27, 2013
Deferred rent	$2,386	$2,336
Preferred membership warrant liability	—	1,700
Tax liabilities and reserves	180	96
Other	289	754

Total long-term liabilities	$2,855	$4,886

10.	Fair Values of Financial Instruments

In accordance with ASC 820, Fair Value Measurements and Disclosures, the fair value of an asset is considered to be the price at which the asset could be sold in an orderly transaction between unrelated knowledgeable and willing parties. A liability’s fair value is defined as the amount that would be paid to transfer the liability to a new obligor, not the amount that would be paid to settle the liability with the creditor. Assets and liabilities recorded at fair value are measured using a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include:

Level 1—Observable inputs that reflect quoted prices in active markets

Level 2—Inputs other than quoted prices in active markets that are either directly or indirectly observable

Level 3—Unobservable inputs in which little or no market data exists, therefore requiring us to develop our own assumptions

Our financial instruments include cash, receivables, accrued liabilities and accounts payable. The fair values of cash, receivables accrued liabilities and accounts payable approximates their carrying values because of the short-term nature of these instruments, which are all considered level 1.

11.	Employees’ Retirement and Defined Contribution Plans

We maintain a defined contribution plan (the Savings Plan) for the benefit of substantially all of our employees. Total contributions charged to employee benefit expenses for the Savings Plan were $3,475, $3,068 and $2,906 during Fiscal 2014, Fiscal 2013 and Fiscal 2012, respectively.

12.	Net Earnings Per Common Share

The following is a reconciliation of our basic and diluted earnings per share calculation:

	Fiscal 2014	Fiscal 2013
Numerator for basic and dilutive earnings per share:
Net earnings	$35,106	$30,174

Denominator for basic and diluted loss per share:
Basic weighted average common shares

Basic earnings per common share:
Net earnings

Diluted earnings per common share:
Net earnings

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13.	Income Taxes

Our operating results have been included in Barnes & Noble consolidated U.S. federal and state income tax returns. Amounts presented in these consolidated financial statements related to income taxes have been determined on a separate tax return basis, and our contribution to Barnes & Noble’s net operating income and tax credits have been included in these consolidated financial statements. These amounts may not reflect tax positions taken or to be taken by Barnes & Noble after the separation from Barnes & Noble.

Income tax provisions (benefits) for Fiscal 2014, Fiscal 2013 and Fiscal 2012 are as follows:

	Fiscal 2014	Fiscal 2013	Fiscal 2012
Current:
Federal	$27,574	$23,008	$20,641
State	5,222	4,433	5,319

Total current	32,796	27,441	25,960

Deferred:
Federal	(8,493)	(6,503)	(700)
State	(1,469)	(1,118)	(1,489)

Total deferred	(9,962)	(7,621)	(2,189)

Total	$22,834	$19,820	$23,771

Reconciliation between the effective income tax rate and the federal statutory income tax rate is as follows:

	Fiscal 2014	Fiscal 2013	Fiscal 2012
Federal statutory income tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal income tax benefit	4.3	4.3	4.1
Other, net	0.1	0.3	0.4

Effective income tax rate	39.4%	39.6%	39.5%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

We account for income taxes using the asset and liability method. Deferred taxes are recorded based on differences between the financial statement basis and tax basis of assets and liabilities and available tax loss and credit carryforwards. At May 3, 2014 and April 27, 2013, the significant components of our deferred taxes consisted of the following:

	May 3, 2014	April 27, 2013
Deferred tax assets:
Estimated accrued liabilities	$11,591	$9,792
Inventory	11,936	8,695
Stock-based compensation	714	—
Insurance liability	903	1,028
Lease transactions	924	908
Fixed assets	385	—
Other	1,156	1,516

Gross deferred tax assets	27,609	21,939
Valuation allowance	—	—

Net deferred tax assets	27,609	21,939

Deferred tax liabilities:
Goodwill and intangible asset amortization	(80,673)	(84,866)
Depreciation	—	(99)

Gross deferred tax liabilities	(80,673)	(84,965)

Net deferred tax liabilities	$(53,064)	$(63,026)

As of May 3, 2014, we had $184 of unrecognized tax benefits, all of which, if recognized, would affect our effective tax rate. A reconciliation of the beginning and ending amount of unrecognized tax benefits for Fiscal 2014, Fiscal 2013 and Fiscal 2012 is as follows:

Balance at April 30, 2011	$—
Additions for tax positions of prior periods	36
Reductions due to settlements	—
Other reductions for tax positions of prior periods	—

Balance at April 28, 2012	$36
Additions for tax positions of the current period	—
Additions for tax positions of prior periods	62
Reductions due to settlements	—
Other reductions for tax positions of prior periods	—

Balance at April 27, 2013	$98
Additions for tax positions of the current period	86
Additions for tax positions of prior periods	—
Reductions due to settlements	—
Other reductions for tax positions of prior periods	—

Balance at May 3, 2014	$184

Our policy is to recognize interest and penalties related to income tax matters in income tax expense. As of May 3, 2014 and April 27, 2013, we had accrued $4 and $1, respectively, for net interest and penalties. The change in the amount accrued for net interest and penalties includes $3 in additions for net interest and penalties recognized in income tax expense in our Fiscal 2014 consolidated statement of operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

We are subject to U.S. federal income tax as well as income tax in jurisdictions of each state having an income tax. The tax years that remain subject to examination are primarily from Fiscal 2007 and forward. Some earlier years remain open for a small minority of states.

14.	Intangible Assets and Goodwill

Amortizable intangible assets as of April 27, 2013 and May 3, 2014 are as follows:

		As of April 27, 2013
Amortizable intangible assets	Useful Life	Gross Carrying Amount	Accumulated Amortization	Total
Customer relationships	25	$255,000	$(36,550)	$218,450
Other	3-10	606	(388)	218

		$255,606	$(36,938)	$218,668

		As of May 3, 2014
Amortizable intangible assets	Useful Life	Gross Carrying Amount	Accumulated Amortization	Total
Customer relationships	25	$255,000	$(46,750)	$208,250
Other	3-10	319	(128)	191

		$255,319	$(46,878)	$208,441

All amortizable intangible assets are being amortized over their useful life on a straight-line basis, with the exception of customer relationships, which is amortized on an accelerated basis.

Aggregate Amortization Expense:
For the 53 weeks ended May 3, 2014	$10,294
For the 52 weeks ended April 27, 2013	$10,297
For the 52 weeks ended April 28, 2012	$10,294

Estimated Amortization Expense:
(12 months ending on or about April 30)
2015	$10,252
2016	$10,252
2017	$10,252
2018	$10,208
2019	$10,206

There have been no changes in the carrying amount of goodwill for Fiscal 2014 and Fiscal 2013.

	Fiscal 2014	Fiscal 2013
Goodwill	$274,070	$274,070

15.	Microsoft Investment

On April 27, 2012, Barnes & Noble entered into an investment agreement pursuant to which Barnes & Noble transferred to NOOK Media LLC (“NOOK Media”) its digital device, digital content and college bookstore businesses, and Morrison Investment Holdings, Inc. (“Morrison”) purchased from NOOK Media 300,000 convertible preferred membership interests in NOOK Media (Series A Preferred) for an aggregate purchase price of $300,000.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Concurrently with its entry into this agreement, Barnes & Noble also entered into a commercial agreement with Microsoft, pursuant to which, among other things, NOOK Media would develop and distribute a Windows 8 application for eReading and digital content purchases, and an intellectual property license and settlement agreement with Microsoft and Microsoft Licensing GP.

The parties closed Morrison’s investment in NOOK Media and the commercial agreement became effective on October 4, 2012.

On December 3, 2014, Morrison, Microsoft, Barnes & Noble and Barnes & Noble Education entered into agreements pursuant to which Morrison’s interest in NOOK Media was purchased by Barnes & Noble Education and the Microsoft commercial agreement was terminated effective as of such date. Pursuant to the Purchase Agreement (the Purchase Agreement) among Barnes & Noble, Barnes & Noble Education, Morrison, and Microsoft, Barnes & Noble Education purchased from Morrison, and Morrison sold, all of its $300,000 convertible Series A preferred limited liability company interest in NOOK Media in exchange for an aggregate purchase price of $124,850 consisting of (i) $62,425 in cash and (ii) 2,737,290 shares of common stock, par value $.001 per share, of Barnes & Noble. The Purchase Agreement closed on December 4, 2014. The Company accounted for this transaction in accordance with ASC 810-10, Non Controlling Interest (“ASC 810-10”) and accordingly was reflected as an equity transaction. In connection with the closing, the parties entered into a Digital Business Contingent Payment Agreement pursuant to which Microsoft is entitled to receive 22.7% of the proceeds from, among other events or transactions, (1) any future dividends or other distributions received by Barnes & Noble Education from Barnes & Noble’s digital business at any time until the date that is three years from the closing, subject to a one year extension under certain circumstances, and (2) the sale of Barnes & Noble’s digital business at any time until the date that is three years from the closing, subject to a one year extension under certain circumstances.

Investment Agreement

Microsoft’s investment represented approximately 17.6% of the common membership interests in NOOK Media on an as-converted basis as of closing, with Barnes & Noble retaining the remaining ownership interests. This investment is classified as temporary equity in the mezzanine section of the balance sheet between liabilities and permanent equity, net of investment fees. The temporary equity designation was due to a potential put feature after five years from the closing of the investment agreement on the preferred membership interests. The preferred membership interests had a liquidation preference equal to the original investment. Upon the completion of the acquisition of Microsoft’s interest in Barnes & Noble Education, the temporary equity was converted to permanent equity.

Commercial Agreement

Under the commercial agreement, NOOK Media has developed certain applications for Windows 8 for purchasing and consumption of digital reading content and use efforts to expand internationally.

The commercial agreement provided for revenue sharing for digital content purchased from NOOK Media by customers using the NOOK Media Windows 8 applications. Microsoft has made and was obligated to continue to make guaranteed advance payments to NOOK Media in connection with such revenue sharing equal to $60,000 per year. Microsoft also has paid and was obligated to continue to pay to NOOK Media $25,000 each year for purposes of assisting NOOK Media in acquiring local digital reading content and technology development in the performance of NOOK Media’s obligations under the commercial agreement.

The guaranteed advance payments in connection with revenue sharing as well as the amounts received for purposes of assisting NOOK Media in acquiring local digital reading content and technology development received from Microsoft were treated as debt in accordance with ASC 470-10-25-2, Sales of Future Revenues or Various Other Measures of Income. The Company estimated the cash flows associated with the commercial

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

agreement and was amortizing the discount on the debt to interest expense over the term of the agreement in accordance with ASC 835-30-35-2, The Interest Method. Upon termination of this agreement in accordance with ASC 810-10, the remaining debt balance was converted to equity. Notwithstanding this treatment, the limited liability company agreement of NOOK Media provides that, under certain conditions, partnership losses or deductions can be allocated for income tax purposes to Microsoft in respect of amounts advanced to NOOK Media under the terms of the commercial agreement.

Settlement and License Agreement

The patent agreement provides for Microsoft and its subsidiaries to license to the Company and its affiliates certain intellectual property in exchange for royalty payments based on sales of certain devices. Additionally, the Company and Microsoft dismissed certain outstanding patent litigation between the Company, Microsoft and their respective affiliates in accordance with the settlement and license agreement. The Company recorded the royalty expense on NOOK® sales in the consolidated statement of operations in cost of sales and occupancy with no expense or liability for the sale of devices prior to this agreement.

16.	Pearson

On December 21, 2012, NOOK Media entered into an agreement with a subsidiary of Pearson plc (“Pearson”) to make a strategic investment in NOOK Media. That transaction closed on January 22, 2013, and Pearson invested approximately $89,500 of cash in NOOK Media in exchange for preferred membership interests representing a 5% equity stake in NOOK Media. Following the closing of the transaction, Barnes & Noble owned approximately 78.2% of the NOOK Media subsidiary and Microsoft owned approximately 16.8%. The preferred membership interests had a liquidation preference equal to the original investment. In addition, NOOK Media granted warrants to Pearson to purchase up to an additional 5% of NOOK Media under certain conditions. Upon the completion of the acquisition of Pearson’s interest in Barnes & Noble Education, as stated below, the temporary equity was converted to permanent equity.

The fair value of the preferred membership interests warrant liability was calculated using the Monte Carlo simulation approach.

This methodology values financial instruments whose value is dependent on an underlying total equity value by sampling random paths for the total equity value. The assumptions that are analyzed and incorporated into the model include closing date, valuation date, sales price of the preferred membership interests and warrants, warrant expiration date, time to liquidity event, risk-free rate, volatility, various correlations and the probability of meeting the net sales target. Based on Barnes & Noble’s analysis, the total fair value of preferred membership interests warrants as of the valuation date was $1,700 and was recorded as a noncurrent asset and a long-term liability. During the 13 weeks ended January 25, 2014, management determined that the probability of meeting the net sales target by the warrant measurement date was remote and fully wrote down the value of the warrant accordingly.

At closing, NOOK Media and Pearson entered into a commercial agreement with respect to distributing Pearson content in connection with this strategic investment. On December 27, 2013, NOOK Media entered into an amendment to the commercial agreement that extends the term of the agreement and the timing of the measurement period to meet certain revenue share milestones.

On December 22, 2014, Barnes & Noble entered into a Purchase Agreement (the “Pearson Purchase Agreement”) among Barnes & Noble, Barnes & Noble Education, NOOK Media Member Two LLC, a Delaware limited liability company (“NOOK Member Two”), Pearson Education Inc. (“Pearson Education”) and Pearson Inc., pursuant to which Barnes & Noble Education and NOOK Member Two purchased from Pearson Education

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

all of its convertible Series B preferred limited liability company interest in NOOK Media and all of its warrants to purchase additional Series B preferred limited liability company interests, in exchange for an aggregate purchase price equal to (i) $13,750 in cash and (ii) 602,927 shares of common stock, par value $.001 per share, of Barnes & Noble. The transactions under the Pearson Purchase Agreement closed on December 22, 2014. The Company accounted for this transaction in accordance with ASC 810-10 and accordingly was reflected as an equity transaction. As a condition to closing, the parties entered into an amended and restated Digital Business Contingent Payment Agreement, pursuant to which a Digital Business Contingent Payment Agreement dated as of December 3, 2014, by and between Barnes & Noble, NOOK Media and Pearson, was amended and restated to include provisions consistent with the Digital Business Contingent Payment Agreement entered into with Morrison on December 3, 2014.

17.	Commitments and Contingencies

We generally operate our stores pursuant to multi-year management service agreements under which a school designates us to operate the official school bookstore on campus and we provide the school with regular payments that represent a percentage of store sales and, in some cases, include a minimum fixed guaranteed payment. We account for these service agreements under lease accounting. Our contracts are typically for five to ten years, although some extend beyond ten years. Many contracts have a 90 to 120 day cancellation right by us, or by the college or university, without penalty.

Rental expense under operating leases is as follows:

	Fiscal 2014	Fiscal 2013	Fiscal 2012
Minimum rentals	$118,873	$115,085	$96,232
Percentage rentals	99,025	101,773	106,035

	$217,898	$216,858	$202,267

Future minimum annual rentals, excluding percentage rentals, required under our leases as of May 3, 2014 are:

Fiscal Year (a)
2015	$102,050
2016	100,985
2017	98,981
2018	90,101
2019	83,952
After 2019	204,300

$680,369

(a)	Includes capital lease obligations of $232, $232, $39, $0, $0 and $0 for 2015, 2016, 2017, 2018, 2019 and after 2019, respectively.

We provide for minimum contract expense (rent expense) over the lease terms (including the build-out period) on a straight-line basis. The excess of such rent expense over actual lease payments (net of school allowances) is reflected in other long-term liabilities and accrued liabilities in the accompanying consolidated balance sheets. In addition, Barnes & Noble is a guarantor of all of our obligations under an office we lease in Mountain View, California.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Purchase obligations, which includes hardware and software maintenance contracts and inventory purchase commitments, as of May 3, 2014 are as follows:

Less Than 1 Year	$6,568
1-3 Years	3,707

Total	$10,275

18.	Legal Proceedings

We are involved in a variety of claims, suits, investigations and proceedings that arise from time to time in the ordinary course of our business, including actions with respect to contracts, intellectual property, taxation, employment, benefits, personal injuries and other matters. The results of these proceedings in the ordinary course of business are not expected to have a material adverse effect on our financial position or results of operations.

19.	Related Party Transactions

We have a long-term supply agreement (“Supply Agreement”) with MBS Textbook Exchange, Inc. (“MBS”), which is majority owned by Leonard Riggio and other members of the Riggio family. MBS is a new and used textbook wholesaler, which also sells textbooks online and provides bookstore systems and distant learning distribution services. Pursuant to the Supply Agreement, which terminates by its terms in 2019, subject to automatic renewals thereafter if a party does not object 180 days prior to each annual renewal date, and subject to availability and competitive terms and conditions, we will continue to purchase new and used printed textbooks for a given academic term from MBS prior to buying them from other suppliers, other than in connection with student buy-back programs. Total purchases from MBS were $70,127, $82,323 and $95,983 for Fiscal 2014, Fiscal 2013 and Fiscal 2012, respectively. Additionally, the Supply Agreement provides that we may sell to MBS certain textbooks that we cannot return to suppliers or use in our stores. MBS pays us commissions based on the volume of these textbooks sold to MBS each year and with respect to the textbook requirements of certain distance learning programs that MBS fulfills on our behalf. MBS paid us $7,097, $8,106 and $10,941 related to these commissions in Fiscal 2014, Fiscal 2013 and Fiscal 2012, respectively. In addition, the Supply Agreement contains restrictive covenants that limit our ability to become a used textbook wholesaler and that place certain limitations on MBS’s business activities. We also entered into an agreement with MBS in Fiscal 2011 pursuant to which MBS agrees to purchase at the end of a given semester certain agreed upon textbooks which were rented to students during such semester. Total sales to MBS under this program were $0, $0 and $12,566 for Fiscal 2014, Fiscal 2013 and Fiscal 2012, respectively. In addition, we entered into an agreement with MBS in Fiscal 2011 pursuant to which MBS purchases books from us, which have no resale value for a flat rate per box. Total sales to MBS under this program were $602, $503 and $364 for Fiscal 2014, Fiscal 2013 and Fiscal 2012, respectively. Total outstanding amounts payable to MBS for all arrangements net of any amounts due were $30,683 and $24,808 for Fiscal 2014 and Fiscal 2013, respectively.

Argix Direct Inc. (“Argix”), a company in which a brother of Leonard Riggio owns a 20% interest, provides us with transportation services under a separate agreement that expired and was renewed in 2011. The renewed agreement was amended in 2013 and expires in 2015. The Company believes that the transportation costs paid to Argix are comparable to the transportation costs charged by third party distributors. We paid Argix $1,066, $1,069 and $1,294 for such services during Fiscal 2014, Fiscal 2013 and Fiscal 2012, respectively.

Allocation of General Corporate Expenses

Our consolidated financial statements have been prepared on a stand-alone basis and are derived from the consolidated financial statements and accounting records of Barnes & Noble.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The historical costs and expenses reflected in our financial statements include an allocation for certain corporate functions historically provided by Barnes and Noble including, but not limited to, executive oversight, accounting, treasury, tax, legal, human resources, occupancy, procurement, information technology, and other shared services. These expenses have been allocated to us on the basis of direct usage when identifiable, with the remainder allocated on a pro-rata basis of consolidated sales, headcount, tangible assets or other measures considered to be a reasonable reflection of the historical utilization levels of these services. During Fiscal 2014, Fiscal 2013 and Fiscal 2012, we were allocated $19,095, $14,689 and $12,846, respectively, of general corporate expenses incurred by Barnes & Noble which is included as cost of sales and occupancy costs and selling, general and administrative expenses in the consolidated statement of operations.

Our management believes the assumptions underlying the consolidated financial statements, including the assumptions regarding allocating general corporate expenses from Barnes & Noble are reasonable. Nevertheless, our consolidated financial statements may not include all of the actual expenses that would have been incurred had we operated as a stand-alone company during the periods presented and may not reflect our consolidated results of operations, financial position and cash flows had we operated as a stand-alone company during the periods presented. Actual costs that would have been incurred if we had operated as a stand-alone company would depend on multiple factors, including organizational structure and strategic decisions made in various areas, including information technology and infrastructure. Following the Spin-Off, we will perform these functions using our own resources or contracted services. For an interim period, however, some of these functions will continue to be provided by Barnes & Noble.

Parent Company Equity

Net transfers from/(to) Parent are included within parent company investment on the consolidated statements of changes in parent company equity and comprehensive income. The components of the net transfers from/(to) parent as of Fiscal 2014, Fiscal 2013 and Fiscal 2012 are as follows:

	Fiscal 2014	Fiscal 2013	Fiscal 2012
Corporate allocations including income taxes	$41,929	$34,509	$36,617
Net intercompany contributions/(dividends)	20,378	(26,696)	(59,701)
Cash transfers from investments	—	(380,623)	—

Total net transfers from (to) Parent	$62,307	$(372,810)	$(23,084)

All intercompany transactions between us and Barnes & Noble have been included in our consolidated financial statements and are considered to be effectively settled for cash in our consolidated financial statements at the time the Spin-Off is recorded. The total net effect of the settlement of these intercompany transactions is reflected in our consolidated statements of cash flow as a financing activity and in the consolidated balance sheets as “Parent company investment.”

Policy and Procedures Governing Related Person Transactions

Following the Spin-Off, our newly-appointed Audit Committee of the Board of Directors will utilize procedures in evaluating the terms and provisions of proposed related party transactions or agreements in accordance with the fiduciary duties of directors under Delaware law. Our related party transaction procedures contemplate Audit Committee review and approval of all new agreements, transactions or courses of dealing with related parties, including any modifications, waivers or amendments to existing related party transactions. We will test to ensure that the terms of related party transactions are at least as favorable to us as could have been obtained from unrelated parties at the time of the transaction. The Audit Committee will consider, at a minimum, the nature of the relationship between us and the related party, the history of the transaction (in the case of

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

modifications, waivers or amendments), the terms of the proposed transaction, our rationale for entering into the transaction and the terms of comparable transactions with unrelated third parties. In addition, management and internal audit will annually analyze all existing related party agreements and transactions and review them with the Audit Committee.

20.	Dividends

We paid no dividends to common stockholders during Fiscal 2014 and Fiscal 2013.

21.	Selected Quarterly Financial Information (Unaudited)

A summary of quarterly financial information for Fiscal 2014 and Fiscal 2013 is as follows:

Fiscal 2014 Quarterly Period Ended On or About	July 27, 2013	October 26, 2013	January 25, 2014	May 3, 2014	Fiscal Year 2014
Sales	$225,910	$737,581	$483,113	$301,318	$1,747,922
Gross profit	$50,135	167,863	115,842	102,925	436,765

Net income (loss)	$(19,570)	$42,021	$12,070	$585	$35,106

Basic loss per common share:

Net income (loss)

Diluted loss per common share:

Net income (loss)

Fiscal 2013 Quarterly Period Ended On or About	July 28, 2012	October 27, 2012	January 26, 2013	April 27, 2013	Fiscal Year 2013
Sales	$220,651	$772,995	$513,956	$255,645	$1,763,247
Gross profit	$50,951	168,075	109,072	76,518	404,616

Net income (loss)	$(18,582)	$43,462	$11,163	$(5,869)	$30,174

Basic loss per common share:

Net loss

Diluted loss per common share:

Net loss

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth an itemization of all estimated expenses in connection with the issuance and distribution of the securities to be registered:

Item	Amount
Registration Statement filing fee		$90,055.00
Accountants fees and expenses
Legal fees and expenses
Printing
Miscellaneous

Total	$

Item 14. Indemnification of Directors and Officers.

Section 102 of the Delaware General Corporation Law, as amended (the “DGCL”), allows a corporation to eliminate the personal liability of directors to a corporation or its stockholders for monetary damages for a breach of a fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase or redemption in violation of Delaware corporate law or obtained an improper personal benefit.

Section 145 of the DGCL provides, among other things, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the corporation’s request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action, suit or proceeding. The power to indemnify applies if (i) such person is successful on the merits or otherwise in defense of any action, suit or proceeding or (ii) such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The power to indemnify applies to action brought by or in the right of the corporation as well, but only to the extent of defense expenses (including attorneys’ fees but excluding amounts paid in settlement) actually and reasonably incurred and not to any satisfaction of judgment or settlement of the claim itself, and with the further limitation that in such actions no indemnification shall be made in the event of any adjudication of negligence or misconduct in the performance of his or her duties to the corporation, unless a court believes that light of all the circumstances indemnification should apply.

Section 174 of the DGCL provides, among other things, that a director who willfully and negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered in the books containing the minutes of the meetings of the board of directors at the time the action occurred or immediately after the absent director receives notice of the unlawful acts.

The Company’s amended and restated certificate of incorporation states that no director shall be personally liable to us or any of our stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as it exists or may be amended. A director is also not exempt from liability for any transaction from which he or she derived an improper benefit, or for violations of Section 174 of the DGCL. To the maximum extent permitted under Section 145 of the DGCL, our amended and restated certificate of incorporation authorizes us to indemnify any and all persons whom we have the power to indemnify under the law.

Our amended and restated bylaws provide that the Company will indemnify, to the fullest extent permitted by the DGCL, each person who was or is made a party or is threatened to be made a party in any legal proceeding by reason of the fact that he or she is or was a director or officer of the Company or is or was a director or officer of the Company serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. However, such indemnification is permitted only if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. Indemnification is authorized on a case-by-case basis by (1) our board of directors by a majority vote of disinterested directors, (2) a committee of the disinterested directors, (3) independent legal counsel in a written opinion if (1) and (2) are not available, or if disinterested directors so direct, or (4) the stockholders. Indemnification of former directors or officers shall be determined by any person authorized to act on the matter on our behalf. Expenses incurred by a director or officer in defending against such legal proceedings are payable before the final disposition of the action, provided that the director or officer undertakes to repay us if it is later determined that he or she is not entitled to indemnification.

Upon the completion of the Spin-Off, the Company plans to enter into separate indemnification agreements with its directors and officers, substantially in the form of the indemnification agreement filed as an exhibit to the Registration Statement on Form S-1. Each indemnification agreement will provide, among other things, for indemnification to the fullest extent permitted by law and our amended and restated certificate of incorporation and amended and restated bylaws against any and all expenses, judgments, fines, penalties and amounts paid in settlement of any claim. The indemnification agreements will provide for the advancement or payment of all expenses to the indemnitee and for reimbursement to us if it is found that such indemnitee is not entitled to such indemnification under applicable law and our amended and restated certificate of incorporation and amended and restated bylaws.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 15. Recent Sales of Unregistered Securities.

None.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits: The list of Exhibits is set forth on page II-6 of this Registration Statement and is incorporated herein by reference.

(b) Financial Statement Schedules

Schedule II—Valuation and Qualifying Accounts.

Barnes & Noble Education, Inc.

Valuation and Qualifying Accounts

(In thousands)

For the 53 week period ended May 3, 2014, the 52 week period ended April 27, 2013 and the 52 week period ended April 28, 2012:

	Balance at beginning of period	Charge (recovery) to costs and expenses	Write-offs	Balance at end of period
Allowance for Doubtful Accounts
May 3, 2014	$2,425	$2,666	$(2,858)	$2,233
April 27, 2013	$2,280	$3,608	$(3,463)	$2,425
April 28, 2012	$1,011	$4,948	$(3,679)	$2,280

	Balance at beginning of period	Addition Charged to Costs	Deductions	Balance at end of period
Sales Returns Reserves
May 3, 2014	$123	$30	$—	$153
April 27, 2013	$119	$4	$—	$123
April 28, 2012	$—	$119	$—	$119

All other schedules are omitted because the conditions requiring their filing do not exist, or because the required information is provided in the consolidated financial statements, including the notes thereto.

Item 17. Undertakings.

(a)(1) The undersigned registrant hereby undertakes to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) The undersigned registrant hereby undertakes that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) The undersigned registrant hereby undertakes to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(h) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, Barnes & Noble Education, Inc. has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of New York, State of New York, on April 29, 2015.

BARNES & NOBLE EDUCATION, INC.

By:	/s/ Max J. Roberts
Name: Max J. Roberts
Title: Chief Executive Officer

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities indicated.

Signature	Title	Date
/s/ Max J. Roberts Max J. Roberts	Chief Executive Officer	April 29, 2015

/s/ Barry Brover Barry Brover	Chief Financial Officer and Chief Accounting Officer	April 29, 2015

/s/ Michael P. Huseby Michael P. Huseby	Director	April 29, 2015

/s/ Allen W. Lindstrom Allen W. Lindstrom	Director	April 29, 2015

/s/ Bradley A. Feuer Bradley A. Feuer	Director	April 29, 2015

EXHIBIT INDEX

Exhibit Number	Exhibit Description	To be Filed by Amendment	Incorporated by Reference
			Form	Exhibit	Filing Date

2.1	Form of Separation Agreement between Barnes & Noble, Inc. and Barnes & Noble Education	X

3.1	Form of Amended and Restated Certificate of Incorporation of Barnes & Noble Education	X

3.2	Form of Amended and Restated By-laws of Barnes & Noble Education	X

3.3	Form of Certificate of Designation, Senior Convertible Redeemable Series J Preferred Stock	X

5.1	Opinion of Cravath, Swaine & Moore LLP	X

10.1	Form of Transition Services Agreement between Barnes & Noble, Inc. and Barnes & Noble Education	X

10.2	Form of Tax Matters Agreement between Barnes & Noble, Inc. and Barnes & Noble Education	X

10.3	Form of Employee Matters Agreement between Barnes & Noble, Inc. and Barnes & Noble Education	X

21.1	List of subsidiaries of Barnes & Noble Education	X

23.1	Consent of Ernst & Young LLP

23.2	Consent of CohnReznick LLP

23.3	Consent of Cravath, Swaine & Moore LLP	X